             As filed with the Securities and Exchange Commission

                               on April 28, 2004

                                                   1933 ACT FILE NO.333-32798

                                                   1940 ACT FILE NO.  811-8727
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-2
                        (Check appropriate box or boxes)

                             REGISTRATION STATEMENT
                                      Under

                         THE SECURITIES ACT OF 1933          [X]
                         PRE-EFFECTIVE AMENDMENT NO.         [_]
                        POST-EFFECTIVE AMENDMENT NO.         [_]
                                     AND/OR

                             REGISTRATION STATEMENT
                                      Under

                     THE INVESTMENT COMPANY ACT OF 1940      [X]

                               AMENDMENT NO. 13              [X]

                   SunAmerica Senior Floating Rate Fund, Inc.

               (Exact name of registrant as specified in Charter)

                             Harborside Financial Center
                                  3200 Plaza 5
                          Jersey City, New Jersey 07311

                    (Address of Principal Executive Officers)

                         Registrant's telephone number,
                               including area code

                                 (800) 858-8850

                             Robert M. Zakem, Esq.
                    Senior Vice President and General Counsel
                      AIG SunAmerica Asset Management Corp.
                             Harborside Financial Center
                                  3200 Plaza 5
                          Jersey City, New Jersey 07311

                     (Name and Address of agent for service)

                                   Copies to:

                             Margery K. Neale, Esq.
                              Shearman & Sterling
                              599 Lexington Avenue
                               New York, NY 10022

Approximate Date of Public Offering: Not Applicable

If any of the  securities  being  registered  on this Form will be  offered on a delayed or continuous  basis in reliance on Rule 415 under the Securities Act of
1933, other than securities  offered in connection with a dividend  reinvestment plan, check the following box. [_]

It is proposed that this filing will become effective:

[_] when declared effective pursuant to section 8 (c).
[X] immediately upon filing pursuant to paragraph (b).
[_] on (date) pursuant to paragraph (b).
[_] 60 days after filing pursuant to paragraph (a).
[_] on (date) pursuant to paragraph (a) of Rule 486.
[_] This  post-effective  amendment  designates  a  new  effective  date  for  a previously filed registration statement.
[_] This  Form is  filed  to  register  additional  securities  for an  offering pursuant to Rule 462(b)  under the  Securities  Act and the  Securities  Act
    registration   statement  number  of  the  earlier  effective   registration
    statement for the same offering is ______.

This registration  statement incorporates a combined prospectus pursuant to Rule
429, which relates to earlier registration statements filed by the Registrant on
August 6, 1998,  March 29,  1999 (See File No.  333-49273),  April 13, 1999 (See
File No.  333-76157);  August 4, 1999 (See File No.  333-84429),  March 17, 2000
(See File No. 333-32798),  January 17, 2001 (See File No.  333-53840),  March 1,
2001 (See File No. 333-56408),  April 24, 2001 (See File No.  333-59432),  April
29, 2002 (see File No.  333-32798) and April 29, 2003 (see File No.  333-32798).
This  prospectus  may  also be used  in  connection  with  sales  of  securities registered by the Registrant under those registration statements.

SunAmerica

T H E   R E T I R E M E N T   S P E C I A L I S T
Senior Floating Rate Fund

P R O S P E C T U S 2 0 0 4

THIS IS A PRIVACY STATEMENT AND NOT PART OF THE PROSPECTUS

Privacy Statement

SunAmerica collects nonpublic personal information about you from the following sources:

  Information we receive from you on applications or other forms; and
  Information about your AIG SunAmerica Mutual Funds transactions with us or others, including your financial advisor.

SunAmerica will not disclose any nonpublic personal information about you or your account(s) to anyone unless one of the following conditions is met:

  SunAmerica receives your prior written consent;
  SunAmerica believes the recipient is your authorized representative;
  SunAmerica is permitted by law to disclose the information to the recipient in order to service your account(s); or
  SunAmerica is required by law to disclose information to the recipient.

If you decide to close your account(s) or become an inactive customer, SunAmerica will adhere to the privacy policies and practices as described in this notice.

SunAmerica restricts access to your personal and account information to those employees who need to know that information to provide products or services to you. We maintain physical, electronic, and procedural safeguards to guard your nonpublic personal information.

The SunAmerica Senior Floating Rate Fund, Inc. (the “Fund”), a closed-end investment company, seeks to provide as high a level of current income as is consistent with the preservation of capital by investing primarily in senior secured floating rate loans. The Fund is engaged in a continuous public offering of its shares at the next determined net asset value per share without an initial sales charge. Class B and Class C shares are subject to an Early Withdrawal Charge. AIG SunAmerica Asset Management Corp. (“SAAMCo”) is the Fund’s manager. SAAMCo has engaged Stanfield Capital Partners LLC (“Stanfield”) as adviser to manage the investment of the Fund’s assets.

In order to provide liquidity to shareholders, the Fund will make monthly Repurchase Offers at net asset value for a percentage of its outstanding shares, which we generally expect will be 10%. See “Repurchase Offers” on page 17.

Shares of the Fund involve investment risks, including the possible loss of some or all of the principal investment. The Fund may invest all or substantially all of its assets in securities that are rated below investment grade by a nationally recognized statistical rating organization, or in comparable unrated securities. See “Risk Factors” on page 13. The Fund may borrow, primarily in connection with the Fund’s monthly Repurchase Offers for its shares. See “Repurchase Offers” on page 17, and “Borrowing by the Fund” on page 16.

No market presently exists for the Fund’s shares and we do not currently anticipate that a secondary market will develop for the Fund’s shares. Fund shares may not be readily marketable.

Shares of the Fund are not deposits or obligations of, or guaranteed or endorsed by, any bank or other insured depository institution, and are not federally insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other government agency.

This Prospectus sets forth important information about the Fund that you should know before investing; you should read and retain it for future reference. The Fund has filed a Statement of Additional Information dated April 28, 2004 with the Securities and Exchange Commission (the “Commission”), which is incorporated by reference herein. The Table of Contents of the Statement of Additional Information appears at the end of this Prospectus. The Statement of Additional Information is available without charge from the Fund or its distributor, AIG SunAmerica Capital Services, Inc. (“SACS”), at Harborside Financial Center, 3200 Plaza 5 Jersey City, NJ 07311. The Statement of Additional Information and other information about the Fund also are available on the Commission’s website (http://www.sec.gov).

The Repurchase Request Date will be the last business day of each month. The Repurchase Price will be the Fund’s net asset value as determined after the close of business on the Pricing Date, which, under normal circumstances, we expect will be the Repurchase Request Date. The Fund generally will pay repurchase proceeds on the next business day following the Pricing Date, and, in any event, within five business days (or seven calendar days, whichever is shorter) of the Pricing Date.

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED ON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

PROSPECTUS DATED APRIL 28, 2004

TABLE OF CONTENTS

Fund Expenses	3
Summary	5
Financial Highlights	7
The Fund	9
Investment Objective	9
Use of Proceeds	9
Investment Policies	9
Investments	10
Risk Factors	13
Repurchase Offers	17
Management of the Fund	19
Valuing Fund Shares	21
Performance Information	22
Multiple Pricing System	22
How to Buy Fund Shares	24
Shareholder Services	30
Distributions	31
Taxes	31
Description of Shares	33
The Merger	34
Reports to Shareholders	35
Statement of Additional Information Table of Contents	35

FUND EXPENSES

     The following table and Example are intended to help you understand the direct and indirect expenses applicable to each class of shares of the Fund. This information is based on fees and expenses for the fiscal year ended December 31, 2003.

Shareholder Transaction Expenses	Class B	Class C	Class D

Sales Charge Imposed on Purchases of Shares
(as a percentage of offering price)	None	None	None
Sales Charge Imposed on Dividend Reinvestment	None	None	None
Early Withdrawal Charges
(as a percentage of original purchase price or
repurchase, whichever is lower)	3% first year
2.5% second year
2% third year
	1% fourth year	1% first year
	0% after fourth year	0% after first year	None
Exchange fee	None	None	None

Annual Fund Operating Expenses
(as a percentage of average net assets attributable to common shares)(1)

	Class B		Class C		Class D

Management Fee (2)	0.85%		0.85%		0.85%
Interest Payments on Borrowed Funds	0.00%		0.00%		0.00%
Service Fee	0.25%		0.25%		0.00%
Distribution Fee	0.50%		0.50%		0.00%
Administration Fee(2)	0.40%		0.40%		0.40%
Other Expenses	0.57%		0.51%		0.61%

Total Fund Operating Expenses	2.57%		2.51%		1.86%

Expense Reimbursement	0.82%		0.76%		—

Net Expenses	1.75%	(4)	1.75%	(4)	1.86%	(3)

(1)	See “Management of the Fund” for additional information.
(2)	The management fee and administration fee are based on a percentage of the Fund’s average daily net assets (net assets are total gross assets minus all liabilities except debt).
(3)	The Fund’s investment adviser and distributor have agreed to voluntarily waive or reimburse the Fund’s expenses to the extent necessary so that total annualized Fund expenses do not exceed 1.25% for Class D shares. The expense waiver and fee reimbursement will continue indefinitely, but may be terminated at any time.

(4)	The Board of Directors, including a majority of the Independent Directors, approved the Investment Advisery and Management Agreement subject to the net expense ratios set forth above. SunAmerica will waive fees and reimburse expenses should the Total Annual Fund Operating Expenses be higher than the net expense ratio. SunAmerica may not increase such ratios, which are contractually required by agreement with the Board of Directors. The expense waivers and fee reimbursements will continue indefinitely, subject to termination by the Directors, including a majority of the Independent Directors.

     The Fund also has Class A Shares, which are available only through a conversion of Class B shares and not offered to the public. Class B Shares automatically convert into Class A Shares eight years after purchase. Class C Shares do not have a conversion feature (except that Class C Shares purchased before August 18, 1999 automatically convert into Class A Shares ten years after purchase). See “Multiple Pricing System—Conversion Feature.” Class A Shares are not subject to any shareholder transaction expenses on conversion. The estimated annual Fund operating expenses of Class A Shares are: management fee of 0.85%, interest payments on borrowed funds of 0.00%, administration fee of 0.40%, service fee of 0.25%, and other expenses of 0.57%, with total annual expenses of 2.07%. SAAMCo and SACS have agreed to voluntarily waive or reimburse the Fund’s expenses to the extent necessary so that total annualized Fund expenses do not exceed 1.45% of average daily net assets minus monies borrowed.

     Service and distribution fees include an asset-based sales charge; as a result, long-term shareholders of the Fund may pay more than the economic equivalent of the maximum front-end sales charges permitted by the National Association of Securities Dealers, Inc. (“NASD”). See “How to Buy Fund Shares.”

EXAMPLE

An investor would pay the following expenses on a $1,000 investment, assuming a 5% annual return.

	1 YEAR	3 YEARS	5 YEARS	10 YEARS

Class B Shares	$48	$75	$ 95	$206
Class C Shares	$28	$55	$ 95	$206
Class D Shares*	$19	$58	$101	$218

     The Fund also has Class A shares, which are available only through a conversion of Class B shares and not offered to the public. An investor would pay the following expenses on a $1,000 investment, assuming a 5% annual return.

	1 YEAR	3 YEARS	5 YEARS	10 YEARS

Class A Shares*	$51	$85	$111	$240

     Federal regulations require the Example to assume a 5% annual return, but actual return will vary. The Example assumes reinvestment of all dividends and distributions at net asset value and repurchase at the end of each period.

      The Example should not be considered a representation of future expenses. Actual expenses may be higher or lower than the amounts shown in the fee table and, consequently, the actual expenses incurred by an investor may be greater (in the event the expense limitations are removed) or less than the amounts shown in the Example. Moreover, while the Example assumes a 5% annual return, performance will vary and may result in a return greater or less than 5%.

*	The Fund’s adviser and distributor are voluntarily waiving fees and/or reimbursing expenses for these classes. This fee waiver and/or expense reimbursement is not reflected in the Example above. These waivers and reimbursements will continue indefinitely, but may be terminated any time. The following are your costs after these fee waivers and/or expenses reimbursements:

	1 YEAR	3 YEARS	5 YEARS	10 YEARS

Class D Shares	$13	$40	$69	$151
Class A Shares	$45	$66	$79	$206

SUMMARY

Investment Objective

     The Fund’s investment objective is to provide as high a level of current income as is consistent with the preservation of capital by investing primarily in senior secured floating rate loans and other senior secured floating rate debt obligations (“Loans”). See “Investment Objective” on page 9.

The Loans

     The Loans are generally direct debt obligations undertaken by U.S. corporations in connection with recapitalizations, acquisitions, leveraged buy-outs, and refinancings. The Loans have floating rates of interest that reset periodically and generally are tied to a rate such as the London Interbank Offered Rate (“LIBOR”) for 90-day dollar deposits. Generally, the Loans are secured and hold the most senior position in the borrower’s capitalization structure. In selecting Loans, the Fund will employ credit standards that Stanfield, the Fund’s adviser, has established.

     Under normal market conditions, the Fund will invest at least 80% of its net assets plus any borrowing for investment purposes in Loans. The Fund may hold up to 20% of its assets in cash, investment grade short-term debt and medium term obligations, and unsecured senior floating rate loans. There is no assurance that the Fund’s objective will be achieved. See “Investment Policies” on page 9.

Repurchase Offers

     The Fund is a closed-end investment company and, as such, does not redeem its shares. We do not anticipate that a secondary market for Fund shares will develop. In order to provide shareholders with liquidity and the ability to receive net asset value on a disposition of shares, the Fund will conduct monthly offers to repurchase at net asset value a percentage of its outstanding shares, which we generally expect will be 10%. If a Repurchase Offer is oversubscribed, the Fund will repurchase shares pro rata, and may repurchase up to an additional 2% of outstanding shares during any three-month period. Repurchases will be subject to any applicable Early Withdrawal Charge.

     The Repurchase Request Date will be the last business day of each month. The Repurchase Price will be the Fund’s net asset value as determined after the close of business on the Pricing Date, which, under normal circumstances, we expect will be the Repurchase Request Date. The Fund expects to distribute payment on the next business day; in any event, the Fund will pay repurchase proceeds no later than five business days (or seven calendar days, whichever period is shorter) after the Pricing Date (the “Repurchase Payment Deadline”). Shareholders will be sent notification of each upcoming Repurchase Offer 7 to 14 days before the next Repurchase Request Date. See “Repurchase Offers” on page 17.

Investment Management

     SAAMCo is the Fund’s manager. Stanfield, as adviser to the Fund, is responsible for managing the investment and reinvestment of the Fund’s assets. See “Management of the Fund” on page 19.

     Stanfield, a New York limited liability company, is an independent, management controlled company dedicated to credit-based investment strategies. Stanfield was formed in February 1998 by a team of investment professionals with strong high yield bank loan and high yield bond management capabilities. As of March 31, 2004, Stanfield’s total assets under management were approximately $14.3 billion.

Risk Factors

     The Fund’s net asset value is expected to be relatively stable during normal market conditions because the Fund’s assets will consist primarily of floating rate Loans and short-term instruments. Nevertheless, there are circumstances that could cause a decline in the Fund’s net asset value. The Fund is not a money market fund and its net asset value will fluctuate.

     Investments in Loans involve certain risks, including, among others, risks of nonpayment of principal and interest; collateral impairment; nondiversification and borrower industry concentration; and lack of full liquidity, which may impair the Fund’s ability to obtain full value for Loans sold. In addition, your ability to liquidate your investment will be subject to the limits on monthly Repurchase Offers. See “Risk Factors” on page 13.

     The Fund may invest all or substantially all of its assets in Loans or other securities that are rated below investment grade, or in comparable unrated securities. Loans made in connection with recapitalizations, acquisitions, leveraged buy-outs, and refinancings are subject to greater credit risks than other Loans in which the Fund may invest. It is expected that the Fund’s Loans will consist primarily of such Loans. These credit risks include the possibility of a default on the Loan or bankruptcy of the Borrower. The value of these Loans is subject to a greater degree of volatility in response to interest rate fluctuations and these Loans may be less liquid than other Loans.

Distributions

     The Fund will declare distributions daily and pay distributions monthly. Substantially all of the Fund’s investment income, less Fund expenses, will be declared daily as a distribution to shareholders of record at the time of the declaration. Capital gain distributions, if any, are paid at least annually.

How to Buy Fund Shares

     Shares are offered continuously for sale through securities dealers and banks that have executed an agreement (a “Selling Agreement”) with SACS (the “Distributor”), the distributor of the Fund’s shares. Certain states require that purchases of shares of the Fund be made only through a broker-dealer registered in the state.

     An initial investment in the Fund must be at least $500, and additional investments must be at least $100. There is a $250 minimum initial investment and $25 additional investment requirement for purchases in connection with tax-sheltered retirement accounts. The Fund reserves the right to waive any minimum investment requirements and to refuse any order for the purchase of shares. See “How to Buy Fund Shares” on page 24.

Classes of Shares

     The Fund offers three classes of shares (“Class B” shares, “Class C” shares and “Class D” shares). Class B and Class C shares are offered to the general public, with each class having a different sales charge structure (the “Multiple Pricing System”). Class B and Class C each has distinct advantages and disadvantages for different investors, and you should choose the class that best suits your circumstances and objectives. See “Multiple Pricing System.” Class D shares are offered for sale at net asset value without a front-end sales charge and no Early Withdrawal Charge. Class D shares are available only to investors participating in a fee-based investment advisory program (such as a “wrap” program) or agency commission program or to investors who received Class D shares of the Fund in connection with the reorganization of the CypressTree Senior Floating Rate Fund, Inc. (“CypressTree Investors”).

     Class B shares. Class B shares are offered for sale at net asset value without a front-end sales charge, but are subject to an Early Withdrawal Charge of 3% during the first year after purchase, and declining to 2.5% after the first year, 2.0% after the second year, 1.0% after the third year, and 0% after the fourth year. The applicable percentage is assessed on an amount equal to the lesser of the original purchase price or the repurchase price of the shares repurchased. Class B shares are also subject to a service fee of up to 0.25% annually, and a distribution fee of up to 0.50% of their respective average annual net assets.

     Class C shares. Class C shares are offered for sale at net asset value without a front-end sales charge, but are subject to an Early Withdrawal Charge of 1% during the first year after purchase. The applicable percentage is assessed on an amount equal to the lesser of the original purchase price or the repurchase price of shares repurchased. Class C shares are subject to a service fee of up to 0.25% annually, and a distribution fee of up to 0.50% of their respective average annual net assets.

     For a discussion of factors to consider in selecting the most beneficial class of shares for a particular investor, see “Multiple Pricing System—Factors for Consideration.”

     Class D shares. Class D shares are offered for sale at net asset value without a front-end sales charge and no Early Withdrawal Charge. Class D shares are available only to investors participating in a fee-based investment advisory program (such as a “wrap” program) or agency commission program or to CypressTree Investors.

     Automatic Conversion. The Fund also has Class A shares, which are available only through a conversion of Class B and not offered to the public. Class B shares will automatically convert to Class A Shares of the Fund approximately eight years after purchase. Class C shares do not have a conversion feature (except that Class C shares purchased before August 18, 1999 will automatically convert to Class A shares of the Fund ten years after purchase). Class A shares are subject to a service fee of 0.25% of average annual net assets. See “Multiple Pricing System—Conversion Feature.”

     This Summary is not complete and is qualified in its entirety by reference to the more detailed information included elsewhere in the Fund’s Prospectus and in the Fund’s Statement of Additional Information. You should read this Summary in conjunction with the more detailed information included elsewhere.

FINANCIAL HIGHLIGHTS

This table summarizes the Fund’s financial history. The information, except for the fiscal periods prior to December 31, 2001, has been audited by PricewaterhouseCoopers LLP, the Fund’s independent accountants. The audit report, along with the Fund’s financial statements, are incorporated by reference in the Statement of Additional Information (“SAI”), which are available upon request. For fiscal periods prior to January 1, 2001, Deloitte & Touche LLP served as the independent accountants.

	Class B

	Year	Year	Year	Year	Year
	ended	ended	ended	ended	ended
	12/31/03	12/31/02	12/31/01	12/31/00	12/31/99

Net Asset Value, Beginning of Period	$8.78	$9.03	$9.64	$9.98	$9.98

Investment Operations:
Net investment income (loss)	0.40 @	0.40 @	0.58 @	0.75	0.69
Net realized and unrealized gain (loss)
on investments	0.54	(0.26)	(0.60)	(0.33)	0.00

Total from investment operations	0.94	0.14	(0.02)	0.42	0.69

Distributions
Dividends from net investment income	(0.39)	(0.39)	(0.59)	(0.76)	(0.69)

Net Asset Value, End of Period	$9.33	$8.78	$9.03	$9.64	$9.98

Total Return(1)	10.95%	1.54%	(0.41)%	4.61%	7.13%

Ratios/Supplemental Data
Net assets, end of period (000’s)	$26,565	$31,906	$42,335	$50,966	$37,439
Ratio of net expenses to average net assets	1.54%	1.45%	1.45%	1.42%	0.70%
Ratio of net investment income to average
net assets	4.35%	4.42%	6.23%	7.85%	6.87%
Portfolio turnover rate	75%	112%	69%	41%	30%
Expense ratio before waiver of fees and
reimbursement of expenses	2.57%	2.51%	2.47%	2.31%	2.29%
Net investment income ratio before waiver
of fees and reimbursement of expenses	3.33%	3.36%	5.21%	6.96%	5.28%

@	Calculated based upon average shares outstanding.
(1)	Total return is not annualized and does not reflect sales load but does include expense reimbursements.

	Class C					Class D

								Period from
	Year	Year	Year	Year	Year	Year	Year	5/02/01*
	ended	ended	ended	ended	ended	ended	ended	through
	12/31/03	12/31/02	12/31/01	12/31/00	12/31/99	12/31/03	12/31/02	12/31/01

Net Asset Value,
Beginning of Period	$8.78	$9.03	$9.64	$9.98	$9.98	$8.78	$9.03	$9.46

Investment Operations:
Net investment income (loss)	0.38 @	0.40 @	0.57 @	0.76	0.69	0.43 @	0.43 @	0.35	@
Net realized and unrealized
gain (loss) on investments	0.56	(0.27)	(0.60)	(0.33)	0.00	0.54	(0.27)	(0.42)

Total from investment
operations	0.94	0.13	(0.03)	0.43	0.69	0.97	0.16	(0.07)

Distributions
Dividends from net investment
income	(0.39)	(0.38)	(0.58)	(0.77)	(0.69)	(0.42)	(0.41)	(0.36)

Net Asset Value,
End of Period	$9.33	$8.78	$9.03	$9.64	$9.98	$9.33	$8.78	$9.03

Total Return(1)	10.92%	1.47%	(0.45)%	4.60%	7.12%	11.28%	1.72%	(0.79	)%†

Ratios/Supplemental Data
Net assets, end of period (000’s)	$103,726	$86,101	$140,664	$227,662	$173,322	$13,369	$15,037	$26,372
Ratio of net expenses to
average net assets	1.59%	1.50%	1.50%	1.43%	0.79%	1.25%	1.25%	1.25	%#
Ratio of net investment income
to average net assets	4.22%	4.33%	6.28%	7.85%	6.82%	4.63%	4.58%	5.66	%#
Portfolio turnover rate	75%	112%	69%	41%	30%	75%	112%	69	%†
Expense ratio before waiver
of fees and reimbursement
of expenses	2.51%	2.48%	2.52%	2.32%	2.25%	1.86%	1.77%	2.27	%#
Net investment income ratio
before waiver of fees and
reimbursement of expenses	3.31%	3.36%	5.26%	6.96%	5.36%	4.02%	4.06%	4.64	%#

*	Commencement of Operations
†	Not annualized
#	Annualized
@	Calculated based upon average shares outstanding.
(1)	Total return is not annualized and does not reflect sales load but does include expense reimbursements.

THE FUND

     The Fund is a closed-end, non-diversified management investment company that continuously offers its shares to the public. The Fund’s principal office is located at Harborside Financial Center, 3200 Plaza 5 Jersey City, NJ 07311-4992. This prospectus will sometimes refer to the Fund as “we”.

INVESTMENT OBJECTIVE

     The Fund’s investment objective is to provide as high a level of current income as is consistent with the preservation of capital by investing primarily in senior secured floating rate loans and other institutionally traded senior secured floating rate debt obligations (“Loans”). There is no assurance that the Fund’s objective will be achieved.

USE OF PROCEEDS

     The Fund will invest net proceeds of this offering in accordance with the Fund’s investment objective and policies. The precise time frame for these investments will depend on the availability of loans and other relevant conditions. Pending such investment, the Fund will invest net proceeds of this offering in investment grade short-term or medium-term debt obligations.

INVESTMENT POLICIES

     Under normal market conditions, the Fund will invest at least 80% of its net assets plus any borrowing for investment purposes in Loans (i.e., senior secured floating rate loans and other institutionally traded secured floating rate debt obligations). The Fund may invest up to 20% of the Fund’s assets in cash, in investment grade short-term and medium-term debt obligations, or in senior unsecured floating rate loans (“Unsecured Loans”).

     Loans consist generally of direct obligations of companies (collectively, “Borrowers”), primarily U.S. companies or their affiliates, undertaken to finance the growth of the Borrower’s business, internally or externally, or to finance a capital restructuring. Loans in which the Fund will invest are primarily highly-leveraged Loans made in connection with recapitalizations, acquisitions, leveraged buyouts, and refinancings.

     In selecting Loans, the Fund will employ credit standards established by Stanfield. The Fund will purchase Loans only if, in the judgment of Stanfield, the Borrower can meet debt service on the Loan (except in the case of Discount Loans as described below). The Fund will acquire Loans that are, in the judgment of Stanfield, in the category of senior debt of the Borrower and that generally hold the most senior position in the Borrower’s capitalization structure. A Borrower must also meet other criteria established by Stanfield and deemed by it to be appropriate to the analysis of the Borrower and the Loan.

     The Fund’s primary consideration in selecting Loans for investment by the Fund is the Borrower’s creditworthiness. Some of the Loans in which the Fund invests are not currently rated by any nationally recognized statistical rating organization. The Fund has no minimum rating requirement for Loans. The quality ratings assigned to other debt obligations of a Borrower are generally not a material factor in evaluating Loans because these rated obligations typically will be subordinated to the Loans and will be unsecured. Instead, Stanfield will perform its own independent credit analysis of the Borrower. This analysis will include an evaluation of the Borrower’s industry and business, its management and financial statements, and the particular terms of the Loan that the Fund may acquire. Stanfield will use information prepared and supplied by the Agent (as defined below) or other participants in the Loans. Stanfield will continue to analyze in a similar manner on an ongoing basis any Loan in which the Fund invests. There can be no assurance that the Fund will be able to acquire Loans satisfying the Fund’s investment criteria at acceptable prices.

INVESTMENTS

Loans

Characteristics of Loans

     Each Loan will be secured by collateral that Stanfield believes to have a market value, at the time of acquiring the Loan, that equals or exceeds the principal amount of the Loan. The value of the collateral underlying a Loan may decline after purchase, with the result that the Loan may no longer be fully secured. The Fund will not necessarily dispose of such a Loan, even if the collateral impairment of a Loan would result in the Fund having less than 80% of its assets in fully secured Loans.

     The Loans typically will have a stated term of five to nine years. However, because the Loans typically amortize principal over their stated life and are frequently prepaid, their average life is expected to be two to three years. The degree to which Borrowers prepay Loans, whether as a contractual requirement or at their election, may be affected by general business conditions, the Borrower’s financial condition, and competitive conditions among lenders. Accordingly, prepayments cannot be predicted with accuracy. Prepayments generally will not have a material effect on the Fund’s performance because, under normal market conditions, the Fund should be able to reinvest prepayments in other Loans that have similar or identical yields, and because receipt of prepayment and facility fees may mitigate any adverse impact on the Fund’s yield.

     The rate of interest payable on Loans is the sum of a base lending rate plus a specified spread. These base lending rates are generally the LIBOR for 90-day dollar deposits, the Certificate of Deposit (“CD”) Rate of a designated U.S. bank, the Prime Rate of a designated U.S. bank, or another base lending rate used by commercial lenders. A Borrower usually has the right to select the base lending rate and to change the base lending rate at specified intervals.

     The interest rate on LIBOR-based and CD Rate-based Loans is reset periodically at intervals ranging from 30 to 360 days, while the interest rate on Prime Rate-based Loans floats daily as the Prime Rate changes. Investment in Loans with a longer interest rate reset period may increase fluctuations in the Fund’s net asset value as a result of changes in interest rates. The Fund will attempt to maintain a portfolio of Loans that will have a dollar-weighted average period to next interest rate adjustment of approximately 90 days or less.

     The yield on a Loan primarily will depend, among other considerations, on the terms of the underlying Loan and the base lending rate chosen by the Borrower initially and on subsequent dates specified in the applicable loan agreement. The relationship between LIBOR, the CD Rate, and the Prime Rate will vary as market conditions change. Borrowers tend to select the base lending rate that results in the lowest interest cost, and the rate selected may change from time to time.

Agents and Intermediate Participants

     Loans are typically originated, negotiated and structured by a U.S. or foreign commercial bank, insurance company, finance company or other financial institution (the “Agent”) for a lending syndicate of financial institutions. The Borrower and the lender or lending syndicate enter into a loan agreement (the “Loan Agreement”). The Agent typically administers and enforces the Loan on behalf of the other lenders in the syndicate. In addition, an institution, typically but not always the Agent (the “Collateral Bank”), holds any collateral on behalf of the lenders. The Collateral Bank must be a qualified custodian under the Investment Company Act of 1940, as amended (the “1940 Act”). The Fund may not act as an Agent, a Collateral Bank, a guarantor or sole negotiator or structuror with respect to a Loan.

     In a typical Loan, the Agent administers the terms of the Loan Agreement and is responsible for the collection of principal and interest and fee payments from the Borrower and the apportionment of these payments to the credit of all lenders that are parties to the Loan Agreement. The Fund generally will rely on the Agent to collect its portion of the payments on a Loan. Furthermore, the Fund will rely on the Agent to use appropriate creditor remedies against the Borrower. Typically, under Loan Agreements, the Agent is given broad discretion in enforcing the Loan Agreement and is obligated to use only the same care it would use in the management of its own property. The Borrower compensates the Agent for these services. This compensation may include special fees paid on structuring and funding the Loan and other fees paid on a continuing basis. The typical practice of an Agent or a lender in relying exclusively or primarily on reports from the Borrower may involve a risk of fraud by the Borrower.

     If an Agent becomes insolvent, or has a receiver, conservator, or similar official appointed for it by the appropriate bank regulatory authority or becomes a debtor in a bankruptcy proceeding, the Agent’s appointment may be terminated, and a successor agent would be appointed. Assets held by the Agent under the Loan Agreement should remain available to holders of Loans. However, if an appropriate regulatory authority or court determines that assets held by the Agent for the benefit of the Fund are subject to the claims of the Agent’s general or secured creditors, the Fund might incur certain costs and delays in realizing payment on a Loan or suffer a loss of principal and/or interest. Furthermore, in the event of the Borrower’s bankruptcy or insolvency, the Borrower’s obligation to repay the Loan may be subject to certain defenses that the Borrower can assert as a result of improper conduct by the Agent.

     The Fund’s investment in a Loan may take the form of a “Participation.” Lenders may sell Loans to third parties called “Participants.” Participations may be acquired from a lender or from other Participants. If the Fund purchases a Participation either from a lender or a Participant, the Fund will not have established any direct contractual relationship with the Borrower. The Fund would be required to rely on the lender or the Participant that sold the Participation not only for the enforcement of the Fund’s rights against the Borrower but also for the receipt and processing of payments due to the Fund under the Loan. The Fund is thus subject to the credit risk of both the Borrower and a Participant. Lenders and Participants interposed between the Fund and a Borrower are referred to as “Intermediate Participants.”

     In the case of Participations, because it may be necessary to assert through an Intermediate Participant such rights as may exist against the Borrower in the event the Borrower fails to pay principal and interest when due, the Fund may be subject to delays, expenses and risks that are greater than those that would be involved if the Fund could enforce its rights directly against the Borrower. Moreover, under the terms of a Participation, the Fund may be regarded as a creditor of the Intermediate Participant (rather than of the Borrower), so that the Fund also may be subject to the risk that the Intermediate Participant may become insolvent. The agreement between the buyer and seller may also limit the rights of the holder of the Loan to vote on certain changes that may be made to the Loan Agreement, such as waiving a breach of a covenant. However, in almost all cases, the holder of a Loan will have the right to vote on certain fundamental issues such as changes in principal amount, payment dates, and interest rate.

     Stanfield also analyzes and evaluates the financial condition of the Agent and, if applicable, the Intermediate Participant. The Fund will invest in a Loan only if the outstanding debt obligations of the Agent and Intermediate Participants, if any, are, at the time of investment, investment grade (i.e., (a) rated BBB or better by Standard and Poor’s Ratings Group (“S&P”) or Baa or better by Moody’s Investors Service, Inc. (“Moody’s”); or (b) rated A-3 or better by S&P or P-3 or better by Moody’s; or (c) determined by Stanfield to be of comparable quality).

     Although the Fund generally holds only Loans for which the Agent and Intermediate Participants, if any, are banks, the Fund may acquire Loans from non-bank financial institutions and Loans originated, negotiated and structured by non-bank financial institutions, if the Loans conform to the credit requirements described above. As other types of Loans are developed and offered to investors, Stanfield will consider making investments in these Loans, consistent with the Fund’s investment objective, policies and quality standards, and in accordance with applicable custody and other requirements of the 1940 Act.

Discount Loans

     The Fund may from time to time acquire Loans at a discount from their nominal value or with a facility fee that exceeds the fee traditionally received in connection with the acquisition of Loans (“Discount Loans”). The Borrowers with respect to Discount Loans may have experienced, or may be perceived to be likely to experience, credit problems, including involvement in or recent emergence from bankruptcy reorganization proceedings or other forms of credit restructuring. In addition, Discount Loans may become available as a result of an imbalance in the supply of and demand for certain Loans. The Fund may acquire Discount Loans in order to realize an enhanced yield or potential capital appreciation when Stanfield believes that the market has undervalued those Loans due to an excessively negative assessment of a Borrower’s creditworthiness or an imbalance between supply and demand. The Fund may benefit from any appreciation in value of a Discount Loan, even if the Fund does not obtain 100% of the Loan’s face value or the Borrower is not wholly successful in resolving its credit problems.

Other Information About Loans

     A Borrower must comply with various restrictive covenants contained in the applicable Loan Agreement. In addition to requiring the scheduled payment of interest and principal, these covenants may include restrictions on dividend payments and other distributions to stockholders, provisions requiring the Borrower to maintain specific financial ratios, and limits on total debt. The Loan Agreement may also contain a covenant requiring the Borrower to prepay the Loan with any free cash flow. Free cash flow generally is defined as net cash flow after scheduled debt service payments and permitted capital expenditures, and includes the proceeds from asset dispositions or securities sales. A breach of a covenant that is not waived by the Agent (or by the lenders directly, as the case may be) is normally an event of default, which provides the Agent or the lenders directly the right to call the outstanding Loan.

     The Fund may have certain obligations in connection with a Loan, such as, under a revolving credit facility that is not fully drawn down to loan additional funds under the terms of the credit facility. The Fund will not invest in Loans that would require the Fund to make any additional investments in connection with future advances if such commitments would exceed 20% of the Fund’s assets or would cause the Fund to fail to meet the diversification requirements described below. The Fund will maintain a segregated account with its Custodian of liquid, high-grade debt obligations with a value equal to the amount, if any, of the Loan that the Fund has obligated itself to make to the Borrower, but that the Borrower has not yet requested.

     The Fund may receive and/or pay certain fees in connection with its activities in buying, selling and holding Loans. These fees are in addition to interest payments received, and may include facility fees, commitment fees, commissions and prepayment penalty fees. When the Fund buys a Loan, it may receive a facility fee, and when it sells a Loan, it may pay a facility fee. The Fund may receive a commitment fee based on the undrawn portion of the underlying line of credit portion of a Loan, or, in certain circumstances, the Fund may receive a prepayment penalty fee on the prepayment of a Loan by a Borrower. The Fund may also receive other fees, including covenant waiver fees and covenant modification fees.

     From time to time Stanfield or its affiliates may borrow money from various banks in connection with their business activities. These banks also may sell Loans to the Fund or acquire Loans from the Fund, or may be Intermediate Participants with respect to Loans owned by the Fund. These banks also may act as Agents for Loans that the Fund owns.

Unsecured Loans and Short-Term and Medium-Term Obligations

     The Fund may hold up to 20% of its assets in cash or invested in short-term or medium-term debt obligations or in Unsecured Loans. The Fund will invest only in Unsecured Loans that Stanfield determines have a credit quality at least equal to that of the collateralized Loans in which the Fund primarily invests. With respect to an Unsecured Loan, if the Borrower defaults on its obligation, there is no specific collateral on which the Fund can foreclose, although the Borrower typically will have assets that Stanfield believes exceed the amount of the Unsecured Loan at the time of purchase.

     The short-term and medium-term debt obligations in which the Fund may invest include, but are not limited to, senior Unsecured Loans with a remaining maturity of one year or less, certificates of deposit, commercial paper, short-term and medium-term notes, bonds with remaining maturities of less than five years, obligations issued by the U.S. Government or any of its agencies or instrumentalities, and repurchase agreements. All of the debt instruments described in this paragraph, other than Unsecured Loans, will be investment grade (i.e., rated Baa, Prime-3 or better by Moody’s or BBB, A-3 or better by S&P or, if unrated, determined by Stanfield to be of comparable quality). For a definition of the ratings assigned to instruments, see Appendix A to the Statement of Additional Information. Pending investment of the proceeds of Fund sales, or when Stanfield believes that investing for defensive purposes is appropriate, more than 20% (up to 100%) of the Fund’s assets may be temporarily held in cash or in the short-term and medium-term debt obligations described in this paragraph.

Foreign Investments

     The Fund also may acquire U.S. dollar denominated Loans made to non-U.S. Borrowers (a) (i) located in any country whose unguaranteed, unsecured and otherwise unsupported long-term sovereign debt obligations are rated A-3 or better by Moody’s and A- or better by S&P or (ii) with significant U.S. dollar-based revenues or significant U.S.-based operations and (b) located in a country that does not impose withholding taxes on payment of principal, interest, fees, or other payments to be made by the Borrower; provided, however, that any such Borrower meets the credit standards established by Stanfield for U.S. Borrowers, and no more than 25% of the Fund’s net assets are invested in Loans of non-U.S. Borrowers. Loans to non-U.S. Borrowers may involve certain special considerations not typically associated with investing in U.S. Borrowers. Information about a foreign company may differ from that available with respect to U.S. Borrowers, because foreign companies are not generally subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to U.S. Borrowers. There may be greater risk in valuing and monitoring the value of collateral underlying loans to non-U.S. Borrowers. There generally is less government supervision and regulation of financial markets and listed companies in foreign countries than in the United States. The Fund will not invest in Unsecured Loans of non-U.S. Borrowers.

Repurchase Agreements

     The Fund may enter into repurchase agreements with respect to its permitted investments, but currently intends to do so only with member banks of the Federal Reserve System or with primary dealers in U.S. Government securities. Under a repurchase agreement, the Fund buys a security at one price and simultaneously promises to sell that same security back to the seller at a higher price. The Fund’s repurchase agreements will provide that the value of the collateral underlying the repurchase agreement always will be at least 102% of the repurchase price, including any accrued interest earned on the repurchase agreement, and will be marked to market daily. The repurchase date is usually within seven days of the original purchase date. In all cases, Stanfield must be satisfied with the creditworthiness of the other party to the agreement before entering into a repurchase agreement. In the event of the bankruptcy (or other insolvency proceeding) of the other party to a repurchase agreement, the Fund might experience delays in recovering its cash. To the extent that the value of the securities the Fund purchased may have declined in the meantime, the Fund could experience a loss.

Other Investments

     The Fund may acquire warrants and other equity securities as part of a unit combining Loans and equity securities of the Borrower or its affiliates, but only incidentally to the Fund’s purchase of a Loan. The Fund also may acquire equity securities issued in exchange for a Loan or issued in connection with a Borrower’s debt restructuring or reorganization, or if the acquisition, in the judgment of Stanfield may enhance the value of a Loan or otherwise would be consistent with the Fund’s investment policies.

Fundamental Investment Restrictions And Policies

     The Fund has adopted certain fundamental investment restrictions and policies which may not be changed unless authorized by a shareholder vote. These are set forth in the Statement of Additional Information. Among these fundamental restrictions, the Fund may not purchase any security if, as a result of the purchase, more than 25% of the Fund’s total assets (taken at current value) would be invested in the securities of Borrowers and other issuers having their principal business activities in the same industry (the electric, gas, water and telephone utility industries being treated as separate industries for the purpose of this restriction). There is no limitation on purchasing securities the issuer of which is deemed to be in the financial institutions industry, which includes commercial banks, thrift institutions, insurance companies and finance companies. There is no limitation with respect to obligations issued or guaranteed by the U.S. Government or any of its agencies or instrumentalities. Except for the fundamental restrictions and policies set forth as such in the Fund’s Statement of Additional Information, the Fund’s investment objective and policies are not fundamental policies and accordingly may be changed by the Fund’s Board of Directors without obtaining the approval of the Fund’s shareholders. Notwithstanding the Fund’s investment policies and restrictions, the Fund may invest all or part of its investable assets in a management investment company with substantially the same investment objective, policies and restrictions as the Fund, which could allow creation of a “master/feeder” structure.

RISK FACTORS

     Because the Fund’s assets will include primarily floating rate loans and other short-term instruments, Stanfield expects that the Fund’s net asset value will be relatively stable during normal market conditions. It is also likely that the value of the portfolio will fluctuate less with changes in interest rates than a portfolio that includes fixed-rate debt.

     There are, of course, a number of factors that could cause a decline in the Fund’s net asset value, including loan default, changes in creditworthiness, or a sudden and dramatic increase in interest rates. At the same time, a sudden and extreme decline in interest rates could result in an increase in the Fund’s net asset value.

The Fund is not a money market fund and its net asset value will fluctuate.

Credit Risk

     Under normal conditions, the Fund will invest at least 80% of its net assets plus any borrowing for investment purposes in Loans. One of the most significant risks to investing in Loans is credit risk, the risk that the Borrower will not pay interest or repay principal in a timely manner. The Fund’s receipt of principal and interest also depends on the creditworthiness of Agents and Intermediate Participants. If payments are late or do not occur at all, the dividends paid to investors and the net asset value of the Fund may fall.

     Loans made in connection with recapitalizations, acquisitions, leveraged buy-outs, and refinancings may involve more credit risks than other Loans in which the Fund invests, including the possibility of default on the Loan or bankruptcy of the Borrower. This type of Loan may be more volatile and less liquid than other Loans. We expect the Fund’s Loans will be primarily this type of Loan.

     The Fund will generally invest in Loans that are most senior in a Borrower’s capitalization structure. These Loans require repayment ahead of other obligations if credit restructuring occurs. Still, many of these Borrowers may also have non-investment grade subordinated debt that they may find difficult to repay if economic conditions deteriorate. If this occurs, the Borrower may be perceived as less creditworthy, may have difficulties obtaining financing to cover short-term cash flow needs, and may even be forced into bankruptcy or other forms of credit restructuring.

     “Bridge” loans provide Borrowers with temporary financing until other assets are sold, or longer term financing is arranged. The Fund may invest directly in these types of Loans, or may invest in Loans of Borrowers that have obtained bridge loans from other parties. Bridge loans are subject to the risk that the Borrower may not find permanent financing to replace the bridge loan. This could damage the Borrower’s perceived creditworthiness.

Collateral Impairment

     Collateral impairment is the risk that the value of the collateral for a loan will fall. The Fund expects to invest in collateralized loans, loans secured by other things of value the Borrower owns.

Loans are secured unless:

(a)	The value of the collateral declines below the amount of the Loan, or
(b)	The Fund’s security interest in the collateral is invalidated for any reason by a court, or
(c)	The collateral is no longer required under the terms of the Loan Agreement as the creditworthiness of the Borrower improves.

     There is no guarantee that the sale of collateral would allow Borrowers to meet their obligations should they become unable to repay principal or interest, or that the collateral could be sold quickly and easily.

The value of the collateral will be set using several criteria:

  The Borrower’s financial statements,
  An independent appraisal,
  The market value of the collateral, and
  Other customary techniques chosen by Stanfield

     Collateral is valued generally with the understanding that the Borrower is an ongoing concern. As a result, the value of the collateral may exceed its immediate liquidation value.

Collateral may include:

(a)	Working capital assets, such as accounts receivable and inventory,
(b)	Tangible fixed assets, such as real property, buildings and equipment,
(c)	Intangible assets, such as licenses, trademarks and patent rights (but excluding goodwill),
(d)	Security interests in shares of stock of subsidiaries or affiliates, and
(e)	Assets of shareholders of the Borrower, if the Borrower is private company.

     If the collateral is the stock of the Borrower’s subsidiaries or other affiliates, the Fund will be subject to the risk that the value of this stock will decline.

     Any type of decline in the value of collateral could cause the Loan to become undercollateralized or unsecured. In this case, there is usually no requirement to pledge more collateral. The Fund may invest in Loans that are guaranteed or collateralized by the shareholders of private companies.

     If a Borrower becomes involved in bankruptcy proceedings, a court may decide that the Loan does not require repayment through the sale of collateral and may even determine that other obligations be repaid first. Other things could occur, including errors in paperwork, which could invalidate the Fund’s security interest in Loan collateral. If this occurs, the Fund is unlikely to recover the full amount of the principal and interest due on the Loan.

     Loans may be unsecured for brief periods if a Borrower’s principal asset is the stock of a related company which may not legally be pledged, until this stock can be pledged or is exchanged for other assets.

Investments in Lower Quality Securities

     The Fund may invest all or nearly all of its assets in Loans or other securities that are rated below investment grade by Moody’s, similarly rated by another nationally recognized statistical rating organization, or, if unrated, deemed by Stanfield to be of equivalent quality.

     Debt rated Baa or higher by Moody’s is considered to be investment grade. Moody’s considers debt rated Baa by Moody’s to have speculative characteristics. Moody’s considers debt rated Ba or B to be predominantly speculative regarding the issuer’s ability to pay interest and repaying principal. Moody’s also uses the numerical modifiers 1, 2 and 3 to indicate where in the generic rating classification a particular security ranks, with 1 being the highest and 3 the lowest.

     These ratings of debt securities represent the rating agency’s opinion regarding their quality; they are not a guarantee of quality. Rating agencies try to evaluate the safety of principal and interest payments, they do not take into consideration the risks of fluctuations in market value. Because rating agencies may not change ratings quickly in response to company changes, an issuer’s current financial condition may be better or worse than a rating indicates. Securities rated Ba and lower are the equivalent of high-yield, high-risk bonds, commonly known as “junk bonds,” and involve a high degree of risk. They are generally more vulnerable to economic downturns or developments affecting the Borrower. Stanfield does not expect to invest in any securities rated lower than B-3 at the time of investment. See Appendix A to the Statement of Additional Information “Description of Ratings” for a full description of Moody’s long-term debt ratings. In the event of a downgrade or decrease in the rating of a Loan, Stanfield will consider whether to sell that Loan.

     Typically, the market values of lower-quality loans change in response to company changes more than higher quality loans. Higher quality loans react primarily to fluctuations in the general level of interest rates. Also, lower-quality debt securities tend to be more sensitive to economic conditions and generally have more volatile prices than higher-quality securities.

Non-Diversification and Industry Concentration

     The Fund is classified as a “non-diversified” investment company within the meaning of the 1940 Act. This means that the only limits on the amount the Fund may invest in a single issuer are the diversification requirements of Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”). See “Taxes” in the Statement of Additional Information for a description of these requirements. The Fund plans to invest no more than 10% of its assets in Loans of any one Borrower.

     When the Fund chooses to invest a high percentage of its assets in the obligations of just a few issuers, the value of the Fund’s investments can react more significantly to any one event than the value of a fund that is more diversified.

     The Fund may acquire Loans made to Borrowers in any industry. The Fund will not concentrate its investments in any one industry. However, because the Fund may buy loans through intermediaries who may be legally considered issuers, the Fund may be deemed concentrated in the financial services industry. Because this is so, the Fund is subject to certain risks. Some of the risks related to financial services include regulatory controls and legislative changes that may limit lending or make it riskier or less profitable, and general financial and economic conditions. See “Investment Restrictions” in the Statement of Additional Information.

Illiquid Instruments

     Not all Loans are easy to sell because of legal and contractual restrictions. Although Loans are traded among certain financial institutions, some of the Loans that the Fund buys are not as liquid, or saleable, as typical investment grade debt and may be considered illiquid. It may be more difficult to sell Loans where the creditworthiness of the Borrower has changed, or is thought to have changed. Reselling loans may also become more difficult with market changes or other concerns about Borrowers’ ability to repay loans in general.

     This illiquidity may affect the Fund’s ability to maintain its net asset value if Loans must be sold. Over time, the liquidity of Loans should improve.

     SEC rules and Board of Directors procedures require the Fund to maintain enough liquidity to make its monthly Repurchase Offers, generally expected to be 10% of outstanding shares, but there are no other liquidity restrictions. See “Repurchase Offers.”

Borrowing By The Fund

     The Fund may borrow money in amounts up to 33 1/3% of the value of its total assets to finance Repurchase Offers, or for temporary, extraordinary or emergency purposes. Although it currently does not intend to, the Fund also may issue one or more series of preferred shares or borrow money to finance additional investments but only when it believes that the return will exceed the costs of this strategy. If costs do exceed returns, the return realized by the Fund’s shareholders will be adversely affected. While borrowing and issuing a class of preferred stock having priority over the Fund’s common shares create an opportunity for greater income per common share, it also involves increased exposure to losses. These risks may be reduced through borrowing and preferred stock with floating rates of interest. Borrowing may also limit the Fund’s freedom to pay dividends or engage in other activities.

     The Fund has established an unsecured, discretionary credit facility (the “Facility”) to partially finance Repurchases. The Facility allows the Fund to borrow up to an aggregate of $20,000,000 or 20% of the Fund’s net assets minus monies borrowed, whichever is less, on an unsecured, uncommitted basis. This Facility has a floating interest rate.

     Under the 1940 Act, the Fund may only borrow money provided that right after borrowing, the Fund has assets that equal 300% of the total outstanding principal balance of indebtedness. Also, the 1940 Act requires that the Fund may only declare dividends or distributions or purchase capital stock provided that right after doing so, the Fund has assets that equal 300% of total principal balance of debt.

     If the Fund cannot make distributions as a result of these requirements the Fund may no longer qualify as a regulated investment company and could be required to pay additional taxes. The Fund may also be forced to sell investments on unfavorable terms if market fluctuations or other factors reduce the required asset below what is required.

     The Fund’s willingness to borrow money for investment purposes, and the amount it will borrow, will depend on many factors, the most important of which are investment outlook, market conditions and interest rates. Successful use of a borrowing strategy depends on Stanfield’s ability to predict correctly interest rates and market movements, and there is no assurance that a borrowing strategy will be successful during any period in which it is employed.

Any indebtedness issued by the Fund or borrowing by the Fund either:

(a)	will mature by the next Repurchase Request Date (as defined below under “Repurchase Offers”) or
(b)	Can be redeemed, called or repaid by the Fund by the next Repurchase Request Date without penalty or premium, if that is necessary to allow the Fund to repurchase shares as required by the Board of Directors and the 1940 Act.

Limited Availability of Loans

     Investment in Loans that meet the Fund’s standards may be subject to limited availability. There is risk that the Fund may not be able to invest 80% or more of its assets in Loans. There may be fewer loans available for investment that meet the Fund’s credit standards, particularly in times of economic downturns. Also, lenders or agents may have an incentive to market the less desirable Loans to investors such as the Fund while retaining attractive Loans for themselves. This would reduce the amount of attractive investments for the Fund. If market demand for Loans increases the purchase price that the Fund pays for Loans may increase or the interest paid by Loans that the Fund holds may decrease.

Illiquidity of Fund Shares

     The Fund is a closed-end investment company designed primarily for long-term investors and not as a trading vehicle. The Fund does not intend to list its shares on any national securities exchange or arrange for their quotation on any over-the-counter market. The Fund’s shares are not readily marketable, and you should consider them to be illiquid. For these reasons, the Fund will conduct monthly offers to repurchase a percentage of its outstanding shares, which we generally expect will be 10%, subject to any applicable Early Withdrawal Charge. There is no guarantee that you will be able to sell all the shares that you want to sell during a Repurchase Offer. See “Repurchase Offers” and “How to Buy Fund Shares,” below.

REPURCHASE OFFERS

     In order to provide shareholders with liquidity and the ability to receive net asset value on a disposition of shares, the Fund will make monthly offers to repurchase a percentage of outstanding shares at net asset value (“Repurchase Offers”). For this purpose, all classes of shares of the Fund are considered as a single class. Because the Fund is a closed-end fund, you will not be able to redeem your shares on a daily basis.

     As explained in more detail below, the “Repurchase Request Date” will be the last business day of each month. Under normal circumstances, we expect that the Fund will determine the net asset value applicable to repurchases on that date. The Fund expects to distribute payment on the next business day, and will distribute payment on or before the Repurchase Payment Deadline, which is no later than five business days (or seven calendar days, whichever period is shorter) after the Pricing Date. Shareholders will be sent notification of the next Repurchase Offer 7 to 14 days prior to the next Repurchase Request Date. It is unlikely that a secondary market for the Fund’s shares will develop, and the Distributor will not engage in any efforts to develop a secondary market.

     At various times, the Fund may be requested to repurchase shares for which it has not yet received good payment. The Fund may delay or cause to be delayed the mailing of a repurchase amount until such time as good payment (e.g. cash or certified check drawn on a United States bank) has been collected, which will not exceed 15 days from the date of receipt of payment.

Repurchase Amount

     Each month, the Fund’s Board of Directors will determine the percentage of shares to be repurchased (“Repurchase Amount”). We expect that the Repurchase Amount generally will be 10%, but it may vary between 5% and 25%, of shares outstanding on the Repurchase Request Date. Currently, the Fund is subject to an undertaking that the Repurchase Amount will not exceed 10%.

     There is no minimum number of shares that must be tendered before the Fund will honor repurchase requests. In other words, if, in the aggregate, only one share is tendered in a given month, the Fund must repurchase it. However, there is a maximum Repurchase Amount, so you should be aware of the risk that the Fund may not be able to repurchase all shares tendered in any given month. See “Oversubscribed Repurchase Offers; Pro Rata Allocation.”

Repurchase Requests

     Shareholders will be sent a Notification of Repurchase Offer (“Notification”) 7 to 14 days before the next Repurchase Request Date. The Notification will provide information about the Repurchase Offer, including the Repurchase Amount, the Repurchase Request Date, and the means by which shareholders may obtain the Fund’s net asset value.

     Shareholders who wish to tender shares for repurchase must notify the Fund or their Authorized Intermediary on or before the Repurchase Request Date in a manner designated by the Fund. THE REPURCHASE REQUEST DATE IS A DEADLINE THAT WILL BE STRICTLY OBSERVED. Shareholders and Authorized Intermediaries that fail to submit Repurchase Requests in good order by this deadline will be unable to liquidate shares until a subsequent Repurchase Offer.

     A shareholder may tender all or a portion of his or her holdings (although the Fund may not be able to repurchase the shareholder’s entire tender if aggregate tenders exceed the Repurchase Amount (as discussed further below)). A repurchase of $100,000 or more requires a signature guarantee. A shareholder may withdraw or change a Repurchase Request at any point before the Repurchase Request Date, but not after that date.

Determination of Repurchase Price

     The Fund will establish the Repurchase Price at a share’s net asset value as determined after the close of business on the Pricing Date. Under normal circumstances, we expect that the Pricing Date generally will be the Repurchase Request Date. In no event will the Pricing Date be more than three business days after the Repurchase Request Date. The Fund will compute net asset value daily (as described under “Valuing Fund Shares”), and you may obtain the day’s net asset value by calling 800-654-4760.

     The Fund does not presently intend to deduct any repurchase fees from this amount (other than any applicable Early Withdrawal Charge). However, in the future, the Board of Directors may determine to charge a repurchase fee payable to the Fund reasonably to compensate it for its expenses directly related to the repurchase. These fees could be used to compensate the Fund for, among other things, its costs incurred in disposing of securities or in borrowing in order to make payment for repurchased shares. Any repurchase fee will never exceed two percent of the proceeds of the repurchase and will be charged to all repurchased shares on a pro rata basis. It should be noted that the Board may implement repurchase fees without a shareholder vote.

Payment

     The Fund expects to distribute payment on the next business day after the Pricing Date; in any event, the Fund will pay repurchase proceeds no later than the Repurchase Payment Deadline, which is five business days (or seven calendar days, whichever is shorter) after the Pricing Date. Repurchase proceeds will be paid by wire transfer or check.

Early Withdrawal Charge

     Class B Shares are subject to an Early Withdrawal Charge of 3% during the first year after purchase, and declining to 2.5% after the first year, 2.0% after the second year, 1.0% after the third year, and 0% after the fourth year. Class C Shares are subject to an Early Withdrawal Charge of 1% during the first year after purchase.

Oversubscribed Repurchase Offers; Pro Rata Allocation

     In any given month, shareholders may tender a number of shares that exceeds the Repurchase Offer Amount (this prospectus refers to this situation as an “Oversubscribed Repurchase Offer”). In the event of an Oversubscribed Repurchase Offer, the Fund may repurchase additional shares in excess of 10% but only up to a maximum aggregate of two percent of the shares outstanding for any three consecutive Repurchase Offers (“Additional Repurchase Amount”). For example, if in Month 1 the Fund offers to repurchase 10% of shares then outstanding, and shareholders tender 11%, the Fund could determine to repurchase the extra 1% of shares then outstanding. In that event, over the next two repurchase offers, the Fund only would be able to repurchase an aggregate of 1% of shares outstanding pursuant to an Oversubscribed Repurchase Offer. If the Fund determines not to repurchase the Additional Repurchase Amount, or if shareholders tender an amount exceeding the Repurchase Offer Amount plus the Additional Repurchase Amount, the Fund will repurchase the shares tendered on a pro rata basis.

     In the event of an Oversubscribed Repurchase Offer, shareholders may be unable to liquidate some or all of their investment during that monthly Repurchase Offer. A shareholder may have to wait until a later month to tender shares that the Fund is unable to repurchase, and would be subject to the risk of net asset value fluctuations during this time period.

Adoption of Repurchase Policy

     The Board has adopted a resolution setting forth the Fund’s fundamental policy to conduct Repurchase Offers (“Repurchase Policy”). The Repurchase Policy may be changed only by a majority vote of the Fund’s outstanding voting securities as defined in the 1940 Act. The Repurchase Policy states that the Fund will make monthly Repurchase Offers, that the Repurchase Date will be the last business day of the month, and that the Pricing Date will be no later than three business days after the Repurchase Request Date. Under the Repurchase Policy, the Repurchase Amount may be from 5% to 25% of the Fund’s shares outstanding on the Repurchase Request Date. The Fund’s undertaking to limit the Repurchase Amount to 10% is not part of the Repurchase Policy and may be changed without a shareholder vote. The Fund also may offer to repurchase its shares on a discretionary basis, not pursuant to its fundamental policy, not more frequently than once every two years.

Liquidity Requirements

     The Fund must maintain liquid assets equal to the Repurchase Offer Amount from the time that the Notification is sent to shareholders until the Pricing Date. The Fund will ensure that a percentage of its net assets equal to at least 100 percent of the Repurchase Offer Amount consists of assets (a) that can be sold or disposed of in the ordinary course of business at approximately the price at which the Fund has valued the investment within the time period between the Repurchase Request Date and the Repurchase Payment Deadline; or (b) that mature by the Repurchase Payment Deadline.

     The Board has adopted procedures that are reasonably designed to ensure that the Fund’s assets are sufficiently liquid so that the Fund can comply with the Repurchase Policy and the liquidity requirements described in the previous paragraph. If, at any time, the Fund falls out of compliance with these liquidity requirements, the Board will take whatever action it deems appropriate to ensure compliance.

     The Fund intends to satisfy the liquidity requirements with cash on hand, cash raised through borrowings, and Loans. There is some risk that the need to sell Loans to fund Repurchase Offers may affect the market for those Loans. In turn, this could diminish the Fund’s net asset value.

Suspension or Postponement of a Repurchase Offer

     The Fund may suspend or postpone a Repurchase Offer in limited circumstances, and only by vote of a majority of the Board of Directors, including a majority of the independent Directors. These circumstances are limited and include the following:

(a)	if the repurchase would cause the Fund to lose its status as a regulated investment company under Subchapter M of the Code;
(b)	for any period during which an emergency exists as a result of which it is not reasonably practicable for the Fund to dispose of securities it owns or to determine the value of the Fund’s net assets;
(c)	for any other periods that the Commission permits by order for the protection of shareholders;
(d)	if the shares are listed on a national securities exchange or quoted in an inter-dealer quotation system of a national securities association (e.g., Nasdaq) and the repurchase would cause the shares to lose that status; or

(e)	during any period in which any market on which the shares are principally traded is closed, or during any period in which trading on the market is restricted.

Consequences of Repurchase Offers

     Although the Board believes that Repurchase Offers generally will be beneficial to the Fund’s shareholders, repurchases will decrease the Fund’s total assets and therefore have the possible effect of increasing the Fund’s expense ratio. Furthermore, if the Fund borrows to finance repurchases, interest on that borrowing may reduce the Fund’s net investment income. The Fund intends to offer new shares continuously, which may alleviate these potential consequences, although there is no assurance that the Fund will be able to secure new investments.

     Repurchase Offers provide shareholders with the opportunity to dispose of shares at net asset value. The Fund does not anticipate that a secondary market will develop, but in the event that a secondary market were to develop, it is possible that shares would trade in that market at a discount to net asset value. The existence of periodic Repurchase Offers at net asset value may not alleviate such a discount.

     In addition, the repurchase of shares by the Fund will be a taxable event to shareholders. See “Distributions and Taxes” for further information.

Change of Notice and Monthly Board Meeting Requirements

     Currently, the Fund’s Board of Directors determines the amount of the Repurchase Offer once each month, and shareholders receive a notice before each Repurchase Offer, under rules of the Securities and Exchange Commission. The Fund may request approval from the Securities and Exchange Commission to make its determination and provide notice to its shareholders on a quarterly basis. If such approval is granted, then the Board would meet once each quarter to determine the amount of the next three Repurchase Offers, and you would receive one notice for those three Repurchase Offers.

MANAGEMENT OF THE FUND

     The Board of Directors oversees the management of the Fund and elects its officers. The Fund’s officers are responsible for the Fund’s day-to-day operations.

Advisory Arrangements

     SAAMCo is the Fund’s manager.

     SAAMCo was organized as a Delaware corporation in 1982. It is an indirect, wholly owned subsidiary of AIG SunAmerica, Inc., which in turn is a wholly owned subsidiary of American International Group, Inc. (“AIG”). AIG is a holding company which through its subsidiaries is engaged in a broad range of insurance and insurance-related activities and financial services in the United States and abroad. SAAMCo provides investment advice and management services to mutual funds and private accounts. As of December 31, 2003, SAAMCo managed, advised or administered assets of more than $40.7 billion. SAAMCo is located at Harborside Financial Center, 3200 Plaza 5, Jersey City, NJ 07311-4992.

     Pursuant to its investment advisory agreement (“Advisory Agreement”) with the Fund, SAAMCo oversees the administration of certain aspects of the business and affairs of the Fund, and selects, contracts with and compensates the adviser to manage the Fund’s assets. SAAMCo monitors the compliance of the adviser with the investment objective and related policies of the Fund, reviews the performance of the adviser, and reports periodically on such performance to the Board of Directors. SAAMCo permits its directors, officers and employees to serve as directors or officers of the Fund, without cost to the Fund.

     The Fund will pay SAAMCo a monthly advisory fee at the following annual rates, based on the average daily net assets of the Fund: 0.85% on the first $1 billion; 0.80% on the next $1 billion; and 0.75% thereafter. The Board of Directors, including a majority of the Independent Directors, approved the Advisory Agreement subject to the following net expense ratios: 1.75% of average daily net assets for Class B and Class C shares. SAAMCo will waive fees and reimburse expenses should the Total Annual Fund Operating Expenses be higher than the net expense ratio. SAAMCo may not increase such ratios, which are contractually required by agreement with the Board of Directors, without the approval of the Directors, including a majority of the Independent Directors. The expense waivers and fee reimbursements will continue indefinitely, subject to termination by the Directors, including a majority of the Independent Directors. SAAMCo has voluntarily agreed to waive a portion of its advisory fee or reimburse the Fund to prevent the total expenses of the Fund, excluding taxes, portfolio brokerage commissions, interest, certain litigation and indemnification expenses, and extraordinary expenses, from exceeding 1.25% of average daily net assets for Class D shares of the Fund. SAAMCo may terminate the voluntary waivers and/or reimbursements at any time.

     Stanfield has been retained by SAAMCo as the adviser to the Fund to manage the investment and reinvestment of the Fund’s assets. Stanfield is located at 430 Park Avenue, 11th Floor, New York, New York 10022. Stanfield, a New York limited liability company, is an independent, management controlled company dedicated to credit-based investment strategies. Stanfield was formed in February 1998 by a team of investment professionals with strong high yield bank loans and high yield bond management capabilities. As of March 31, 2004, Stanfield’s total assets under management were approximately $14.3 billion.

     Pursuant to the investment subadvisory agreement (“Subadvisory Agreement”) between SAAMCo and Stanfield, Stanfield selects the investments made by the Fund and establishes and applies credit standards applicable to the Fund’s investments in Loans. See “Investment Policies.” As compensation for its services as subadviser, Stanfield receives from SAAMCo an annual fee paid monthly equal to the following percentage of average daily net assets less monies borrowed, based on the size of the Fund: 0.25% for the first $1 billion of average daily net assets less monies borrowed; 0.20% for average daily net assets less monies borrowed of more than $1 billion. For further information, see “Advisory, Administration and Distribution Services” in the Statement of Additional Information.

     The Advisory and Subadvisory Agreements were approved by the Board of Directors and will be continued from year to year so long as the continuance is approved at least annually (a) by the vote of a majority of the Fund’s Directors who are not “interested persons” of the Fund or SAAMCo (or Stanfield in the case of the Subadvisory Agreement) cast in person at a meeting specifically called for the purpose of voting on such approval and (b) by the vote of a majority of the Board of Directors or by the vote of a majority of the outstanding Fund shares. The Advisory and Subadvisory Agreement will terminate automatically in the event of their assignment. Each agreement may be terminated at any time without penalty on sixty (60) days’ notice by the Directors or SAAMCo, or, in the case of the Subadvisory Agreement, by Stanfield, as well.

Portfolio Management

     Investment decisions for the Fund are made by a team headed by Christopher E. Jansen since 2001. Prior to co-founding Stanfield in February 1998, Mr. Jansen was with Chancellor Senior Secured Management, Inc. (now INVESCO Senior Secured Management, Inc.) from 1990 to February 1998, where he was a senior bank loan portfolio manager and credit analyst.

Administration Agreement

     SAAMCo acts as the Fund’s administrator under an Administration Agreement (the “Administration Agreement”). Under the Administration Agreement, SAAMCo is responsible for managing the Fund’s business affairs, subject to supervision by the Fund’s Board of Directors. SAAMCo reserves the right to delegate all or a part of its obligations under the Administration Agreement to a third party. Any delegation of administrative duties will not affect the administration fee paid by the Fund.

     Services provided by the administrator include recordkeeping, preparation and filing of documents required to comply with federal and state securities laws, supervising the activities of the Fund’s custodian and transfer agent, providing assistance in connection with the Directors’ and shareholders’ meetings, providing services in connection with Repurchase Offers, and other administrative services necessary to conduct the Fund’s business. In return for these services, facilities and payments, the Fund pays SAAMCo an annual fee paid monthly equal to 0.40% annually of the average daily net assets minus monies borrowed of the Fund as compensation under the Administration Agreement.

Custodian & Transfer Agent

     State Street Bank and Trust Company acts as custodian for the Fund and serves as transfer and dividend paying agent. Its principal business address is 225 Franklin Street, Boston, Massachusetts 02110.

Fund Costs and Expenses

     The Fund is responsible for all of its costs and expenses not expressly stated to be payable by SAAMCo under the Advisory Agreement or the Administration Agreement, or by Distributor under its Distribution Agreement. See “Advisory, Administration and Distribution Services” in the Statement of Additional Information.

VALUING FUND SHARES

     The Fund values its shares once on each day the New York Stock Exchange (“NYSE”) is open for trading as of the close of regular trading on the exchange. The Net Asset Value (“NAV”) also may be calculated on any other day in which there is sufficient liquidity in the securities held by the Fund. The Fund is informed that, as of the date of this prospectus, the NYSE observes the following business holidays: New Year’s Day, Martin Luther King, Jr. Day, Presidents’ Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day.

     The Fund’s net asset value per share is determined by State Street Bank & Trust Company (as agent for the Fund) in the manner authorized by the Fund’s Board of Directors. State Street Bank & Trust Company also serves as Transfer Agent and Custodian for the Fund and has custody of the Fund’s assets.

     The net asset value of the shares of each class of the Fund is calculated separately. In determining the net asset value of a share of each class of the Fund, the value of the securities and other assets attributable to that class (including interest and dividends accumulated but not yet received) minus all liabilities (including accrued expenses) attributable to that class is divided by the total number of shares of that class of the Fund outstanding at that time. Expenses, including the fees payable to SAAMCo, are accrued daily.

     Loans will be valued in accordance with guidelines established by the Board of Directors. Under the Fund’s current guidelines, loans for which an active secondary market exists to a reliable degree in the opinion of Stanfield will be valued at the mean of the last available bid and asked price in the market for such loans, as provided by a Board approved loan pricing service.

      Loans for which an active secondary market does not exist to a reliable degree in the opinion of Stanfield will be valued at fair value, which is intended to approximate market value. In valuing a Loan at fair value, the following factors will be considered, (a) the creditworthiness of the Borrower and any Intermediate Participants, (b) the terms of the Loan, (c) recent prices in the market for similar Loans, if any, and (d) recent prices in the market for instruments of similar quality, rate, period until next interest rate reset and maturity.

     Other portfolio securities (other than short-term obligations but including listed issues) may be valued on the basis of prices furnished by one or more pricing services that determine prices for normal, institutional-size trading units of such securities using market information, transactions for comparable securities and various relationships between securities which are generally recognized by institutional traders. In certain circumstances, other portfolio securities are valued at the last sale price on the exchange that is the primary market for such securities, or the last quoted bid price for those securities for which the over-the-counter market is the primary market or for listed securities in which there were no sales during the day. Securities listed on the NASDAQ exchange will be valued using the NASDAQ Official Closing Price (“NOCP”). Generally, the NOCP will be the last sale price unless the reported trade for the security is outside the range of the bid/ask price. In such cases, the NOCP will be normalized to the nearer of the bid or ask price. Positions in options are valued at the last sale price on the principal trading market for the option. Obligations purchased with remaining maturities of 60 days or less are valued at amortized cost unless this method no longer produces fair valuation. Repurchase agreements are valued at cost plus accrued interest. Rights or warrants to acquire stock, or stock acquired pursuant to the exercise of a right or warrant, may be valued taking into account various factors such as original cost to the Fund, earnings and net worth of the issuer, market prices for securities of similar issuers, assessment of the issuer’s future prosperity, or liquidation value or third party transactions involving the issuer’s securities. Securities for which market quotations are not readily available or if a development/event occurs that may significantly impact the value of a security, then these securities may be fair valued as determined pursuant to procedures adopted in good faith by the Board of Directors.

PERFORMANCE INFORMATION

     The Fund seeks to provide an effective yield that is higher than other short-term instrument alternatives. From time to time, the Fund may include its current and/or effective yield based on various specific time periods. Yields will fluctuate from time to time and are not necessarily representative of future results.

     The current yield is calculated by annualizing the most recent monthly distribution (i.e., multiplying the distribution amount by 365/31 for a 31 day month) and dividing the product by the current maximum offering price. The effective yield is calculated by dividing the current yield by 12 and adding 1. The resulting quotient is then taken to the 12th power and reduced by 1. The result is the effective yield.

     On occasion, the Fund may compare its yield to: (a) LIBOR, quoted daily in the Wall Street Journal, (b) the CD Rate as quoted daily in the Wall Street Journal as the average of top rates paid by major New York banks on primary new issues of negotiable CDs, usually on amounts of $1 million or more, (c) the Prime Rate, quoted daily in The Wall Street Journal as the base rate on corporate loans at large U.S. money center commercial banks, (d) one or more averages compiled by Donoghue’s Money Fund Report, a widely recognized independent publication that monitors the performance of money market mutual funds, (e) the average yield reported by the Bank Rate Monitor National IndexTM for money market deposit accounts offered by the 100 leading banks and thrift institutions in the ten largest standard metropolitan statistical areas, (f) yield data published by Lipper Analytical Services, Inc., (g) the yield on an investment in 90-day Treasury bills on a rolling basis, assuming quarterly compounding, or (h) the yield on an index of loan funds comprised of all continually offered closed-end bank loan funds, as categorized by Lipper (the “loan fund index”). In addition, the Fund may compare the Prime Rate, the Donoghue’s averages and the other yield data described above to each other. Yield comparisons should not be considered indicative of the Fund’s yield or relative performance for any future period.

     Advertisements and communications to present or prospective shareholders also may cite a total return for any period. Total return is calculated by subtracting the net asset value of a single purchase of shares at a given date from the net asset value of those shares (assuming reinvestment of distributions) on a later date. The difference divided by the original net asset value is the total return. The Fund may include information about the total return on the loan fund index, and compare that to the total return of the Fund and other indices.

     All dividends and distributions are assumed to be reinvested in additional shares of the Fund at net asset value. Therefore, the calculation of the Fund’s total return and effective yield reflects the effect of compounding. The calculation of total return, current yield and effective yield does not reflect the amount of any shareholder income tax liability, which would reduce the performance quoted. If the Fund’s fees or expenses are waived or reimbursed, the Fund’s performance will be higher. Finally, the Fund may include information on the history of the Fund’s net asset value per share and the net asset value per share of the loan fund index, including comparisons between them, in advertisements and other material furnished to present and prospective shareholders. Information about the performance of the Fund or other investments is not necessarily indicative of future performance and should not be considered a representation of what an investor’s yield or total return may be in the future.

MULTIPLE PRICING SYSTEM

     The Fund’s Multiple Pricing System permits you to choose the method of purchasing shares that is most beneficial given the amount of the purchase and the length of time you expect to hold the shares. Each class of the Fund has distinct advantages and disadvantages for different investors, and investors may choose the class that best suits their circumstances and objectives. The discussion below assumes you are not purchasing shares under a fee based investment advisory program (such as a “wrap” program) or agency commission program and are not a CypressTree Investor and, except for Class D, summarizes the primary distinctions between the classes of the Fund’s shares.

     Class B Shares. Class B shares are offered for sale at net asset value without a front-end sales charge, but are subject to an Early Withdrawal Charge of 3% during the first year after purchase, and declining to 2.5% after the first year, 2.0% after the second year, 1.0% after the third year, and 0% after the fourth year. See “Early Withdrawal Charge.” In addition, Class B shares are subject to a service fee of up to 0.25%, and a distribution fee of up to 0.50% of average annual net assets. See “How to Buy Fund Shares” and “Distribution Expenses.” Class B shares will automatically convert to Class A shares eight years after the end of the calendar month in which the shareholder’s order to purchase was accepted. See “Multiple Pricing System—Conversion Feature.”

     Class C Shares. Class C shares are offered for sale at net asset value without a front-end sales charge, but are subject to an Early Withdrawal Charge of 1% during the first year after purchase. See “Early Withdrawal Charge.” Class C shares are subject to a service fee of up to 0.25%, and a distribution fee of up to 0.50% of average annual net assets. Class C shares do not have a conversion feature except that Class C shares purchased before August 18, 1999 (“Old Class C Shares”) will automatically convert to Class A shares ten years after the end of the calendar month in which the shareholder’s order to purchase was accepted. See “Multiple Pricing System—Conversion Feature.” The higher ongoing distribution fees payable by Class C shares as a result of the lack of a conversion feature for Class C shares purchased on or after August 18, 1999 (“New Class C Shares”) (or the longer time period for conversion for Old Class C Shares) would cause the Class C shares to have an overall higher expense ratio and to pay lower dividends than Class B shares. See “How to Buy Fund Shares” and “Distribution Expenses.”

     Class A Shares. Class A shares are available only upon conversion of Class B and Old Class C Shares. See “Multiple Pricing System—Conversion Feature.” Class A shares are subject to a service fee of up to 0.25% of average annual net assets.

     Repurchase Order. If you tender your Class B or Class C shares for repurchase or exchange in one of the Fund’s monthly repurchase offers, the shares will be repurchased in order of the date purchased, with the shares purchased earliest being repurchased first, unless you specifically request that specific shares be repurchased.

     Conversion Feature. Class B shares will automatically convert to Class A shares eight years after the end of the calendar month in which the shareholder’s order to purchase was accepted and after that date will no longer be subject to the distribution fee. Conversion will be on the basis of the relative net asset values per share, without the imposition of any sales charge, fee or other charge. The purpose of the conversion feature is to relieve the holders of Class B shares from most of the burden of distribution-related expenses at such time as the shares have been outstanding for a duration sufficient for Distributor to have been substantially compensated for distribution-related expenses incurred in connection with those shares.

     New Class C Shares do not have an automatic conversion feature. Old Class C Shares automatically convert to Class A shares ten years after the end of the calendar month in which the shareholder’s order to purchase was accepted and after that date will no longer be subject to a distribution fee.

     For purposes of the conversion of Class B and Old Class C shares to Class A Shares, shares purchased through the reinvestment of dividends and distributions paid on Class B shares or Old Class C Shares, as the case may be, in a shareholder’s account will be considered to be held in a separate sub-account. Each time any Class B shares or Old Class C Shares in the shareholder’s account (other than those in the sub-account) convert to Class A shares, a pro rata portion of the Class B shares or Old Class C Shares, as the case may be, in the sub-account will also convert to Class A shares. Class C shares purchased through the reinvestment of dividends and distributions paid on New Class C Shares purchased on or after August 18, 1999 will not convert to Class A shares.

     Factors for Consideration. The Fund’s Multiple Pricing System is designed to provide you with the option of choosing the class of shares best suited to your individual circumstances and objectives. To assist you in evaluating the costs and benefits of purchasing shares of each class, the information provided under the captions “Fund Expenses” and “Example” sets forth the charges applicable to each class and illustrates an example of a hypothetical investment in each class of shares of the Fund.

     There are important distinctions among the classes of shares that you should understand and evaluate in comparing the options offered by the Multiple Pricing System. Class C shares are subject to the same ongoing service fee (0.25%) as Class B shares. Class C shares are subject to a lower Early Withdrawal Charge and an Early Withdrawal Charge for a shorter period of time (one year as opposed to four years) than Class B shares. Class B shares convert to Class A shares after approximately eight years whereas Class C shares that you purchase do not have a conversion feature. Class A shares are not subject to the distribution fee applicable to Class B and Class C shares, and, accordingly, may pay correspondingly higher dividends per share. Based on the fee waivers and reimbursements currently in effect, Class A shares would pay higher dividends per share than Class B and Class C shares.

     In light of these distinctions among the classes of shares, the decision as to which class of shares provides the most suitable investment for you depends on number of factors that you should weigh including (a) whether, at the time of purchase, you anticipate being subject to an Early Withdrawal Charge upon repurchase and (b) the differential in the relative amounts that would be paid during the anticipated life of investments (which are made at the same time and in the same amount) in each class that are attributable to the accumulated distribution and service fees (and any applicable Early Withdrawal Charge) payable with respect to Class C shares and to Class B shares before their conversion to Class A shares. You should consult your investment representative for assistance in evaluating the relative benefits of the different classes of shares.

     The distribution and shareholder service expenses incurred by the Distributor in connection with the sale of shares will be paid from the ongoing distribution and service fees and from the proceeds of the Early Withdrawal Charges. Sales personnel of broker-dealers distributing the Fund’s shares and any other persons entitled to receive compensation for selling or servicing the Fund’s shares may receive different compensation for selling or servicing one class of shares over another. You should understand that Early Withdrawal Charges and ongoing distribution and service fees are all intended to compensate the Distributor for distribution services. See “How to Buy Fund Shares—Distribution Expenses.”

     Dividends paid by the Fund with respect to each class of shares will be calculated in substantially the same manner at the same time on the same day, except that distribution and service fees and any other costs specifically attributable to a particular class of shares will be borne solely by the applicable class. See “Distributions.”

     The Directors of the Fund have determined that currently no conflict of interest exists between the classes of shares. On an ongoing basis, the Directors of the Fund, pursuant to their fiduciary duties under the 1940 Act and state laws, will seek to ensure that no such conflict arises.

HOW TO BUY FUND SHARES

Introduction

     The Fund offers Class B shares and Class C shares to the general public, sold without a front-end sales charge, but subject to an Early Withdrawal Charge. See “Multiple Pricing System” for a discussion of factors to consider in selecting which class of shares to purchase.

     The Fund’s Class D shares are available only to investors participating in fee based investment advisory program (such as a “wrap” program) or agency commission programs offered by financial planners and investment advisers that have a special arrangement with the Distributor or to CypressTree Investors. Class D shares are sold without a front-end sales charge and no Early Withdrawal Charge.

     Class A shares are available only through a conversion of Class B shares. Class B shares automatically convert into Class A shares eight years after purchase.

     Shares are offered continuously for sale through securities dealers and banks that have executed a Selling Agreement with Distributor. Certain states require that purchases of shares of the Fund be made only through a broker-dealer registered in the state.

     The initial purchase of any class of shares must be at least $500. The minimum for subsequent investments is $100. There is a $250 minimum initial investment and a $25 subsequent investment requirement for purchases made in connection with tax-sheltered retirement accounts.

When purchasing shares, you must specify whether the purchase is for Class B, Class C or Class D shares.

     As part of your application, you are required to provide information regarding your personal identification that is required under anti-money laundering laws, including the USA PATRIOT Act of 2001, as amended (the “PATRIOT Act”). If we are unable to obtain the required information, your application will be considered to be not in good order, and it therefore cannot be processed. Your application and any check or other deposit that accompanied your application will be returned to you. Applications must be received in good order under the PATRIOT Act requirements and as otherwise required in this prospectus in order to receive that day’s net asset value. In addition, applications received in good order are nevertheless subject to customer identification verification procedures under the PATRIOT Act. We may ask to see your driver’s license or other identifying documents. We may share identifying information with third parties for the purpose of verification. If your identifying information cannot be verified within 48 hours of receipt of your application, the account will not be processed and your original investment that accompanied the application will be redeemed at the then current net asset value and returned to you. In these circumstances, the amount redeemed may be less than your original investment and may have tax implications. Consult with your tax advisor for details. Non-resident aliens will not be permitted to establish an account through the check and application process at the transfer agent.

Buying Shares Through Your Dealer

     You can buy shares through any dealer, broker or financial institution that has a selling agreement with AIG SunAmerica Capital Services, Inc. Your dealer will place your order with the Fund on your behalf.

     If you invest in the Fund through your dealer, broker or financial advisor, your dealer, broker or financial advisor may charge you a transaction-based or other fee for its services in connection with the purchase or redemption of fund shares. These fees are in addition to those imposed by the Fund and its affiliates. You should ask your dealer, broker or financial advisor about its applicable fees.

Buying Shares Through the Fund

Opening an Account		Adding to an Account
By check

•	Make out a check for the investment amount,	•	Make out a check for the investment amount,
	payable to the specific Fund or payable to AIG		payable to the specific Fund or payable to AIG
	SunAmerica Mutual Funds. An account cannot		SunAmerica Mutual Funds. Shares cannot be
	be opened with a SunAmerica Money Market		purchased with a SunAmerica Money Market
	Fund or SunAmerica Municipal Money Market		Fund or SunAmerica Municipal Money Market
	Fund check.		Fund check.

•	Deliver the check and your completed Account	•	Include the stub from your Fund statement or a
	Application (and Supplemental Account		note specifying the Fund name, your share class,
	Application, if applicable) to:		your account number and the name(s) in which
the account is registered.

	(via regular mail)	•	Indicate the Fund and account number in the
	AIG SunAmerica Mutual Funds		memo section of your check.
c/o BFDS
	P.O. Box 219186	•	Deliver the check and your note to your broker or
	Kansas City, Missouri 64121-9186		financial advisor, or mail them to:

(via regular mail)
	(via Express, Certified and Registered Mail)		Retirement and Non-Retirement Accounts:
	AIG SunAmerica Mutual Funds		AIG SunAmerica Mutual Funds
	c/o BFDS		c/o BFDS
	330 W. 9th Street		P.O. Box 219373
	Kansas City, Missouri 64105-1514		Kansas City, Missouri 64121-9373

•	All purchases must be in U.S. dollars. Cash will
	not be accepted. A $25.00 fee will be charged for		(via Express, Certified and Registered Mail)
	all checks returned due to insufficient funds.		AIG SunAmerica Mutual Funds
c/o BFDS
•	Accounts can only be opened by check by a		330 W. 9th Street
	non-resident alien or on funds drawn from a		Kansas City, Missouri 64105-1514
non-U.S. bank if they are processed through a
brokerage account or the funds are drawn from
a U.S. branch of a non-U.S. bank. A personal
check from an investor should be drawn from
the investor's bank account. In general, starter
checks, cash equivalents, stale-dated or post-
dated checks will not be accepted.

Opening an Account			Adding to an Account
By wire

•	Fax your completed application to AIG		•	Instruct your bank to wire the amount of your
	SunAmerica Fund Services, Inc. at 201-324-6496.			investment to:

•	Obtain your account number bycalling
	Shareholder Services at 1-800-858-8850.			State Street Bank & Trust Company
Boston, MA
•	Instruct your bank to wire the amount of your			ABA #0110-00028
		investment to:		DDA # 99029712
				ATTN:	(Name of Fund and Share Class)
		State Street Bank & Trust Company		FBO:	(Account Number and Name in
		Boston, MA			which the Account is Registered)
	ATTN:	(Name of Fund and Share Class)
	FBO:	(Account Number and Name in	Your bank may charge a fee to wire funds.
which the Account is Registered)

Your bank may charge a fee to wire funds.

Exchange Privileges

     Shareholders of the Fund are offered certain exchange privileges with shares of an equivalent class of certain funds (each, a “SunAmerica fund”) distributed by AIG SunAmerica Capital Services, Inc. All exchanges are subject to applicable minimum investment requirements. Prospectuses describing these funds can be obtained from the Distributor.

     Exchange of SunAmerica Senior Floating Rate Fund Class B and Class C Shares for SunAmerica fund shares. Class B and Class C shareholders of the Fund whose shares are repurchased in a Monthly Repurchase Offer may exchange their shares of the Fund for Class B or Class C shares, respectively, of SunAmerica funds. Exchanges will be at relative net asset value, without the imposition of any front end sales charge.

     No Early Withdrawal Charge will be imposed on shares of the Fund making such an exchange. However, Class B and Class C shareholders will be subject to a contingent deferred sales charge (“CDSC”) on any SunAmerica fund shares acquired. The CDSC schedule in effect at the time the Fund shares were purchased will continue to apply after the exchange. The time of purchase for computing the CDSC period will include the time since the initial purchase of Fund shares.

     Exchange of SunAmerica Senior Floating Rate Fund Class D Shares for SunAmerica fund shares. Class D shareholders of the Fund whose shares are repurchased in a Monthly Repurchase Offer may exchange those shares for Class A shares of certain SunAmerica funds. Exchange will be at relative net asset value, without the imposition of any front end sales charge.

     Exchange of SunAmerica fund shares for SunAmerica Senior Floating Rate Fund shares. Shareholders of the SunAmerica funds will not be able to exchange their shares for shares of the SunAmerica Senior Floating Rate Fund.

General Information

     Exchanges are generally regarded as sales for federal and state income tax purposes and could result in a gain or loss, depending on the original cost of shares exchanged. If the exchanged shares were acquired within the previous 90 days, the gain or loss may have to be computed without regard to any sales charges incurred on the exchanged shares (except to the extent those sales charges exceed those sales charges waived in connection with the exchange). See “Taxes.” Exchanges will occur on the same day as requested with respect to exchanges into the Fund, and on the Repurchase Payment Date with respect to exchanges out of the Fund. The terms of the foregoing exchange privilege are subject to change and the privileges may be terminated at any time. The exchange privilege is available only where the exchange may be made legally.

     By mail—an exchange will be honored by receipt of the tender offer to the Fund if signed by all registered owners of the account. The transaction will receive the price of the last business day of the month.

Share Price

     Class B Shares. Class B shares are offered for sale at net asset value without a front-end sales charge. Class B shares repurchased within four years of purchase are subject to an Early Withdrawal Charge at the rates set forth in the table below. See “How to Buy Fund Shares—Early Withdrawal Charge.”

First Year	3.0%
Second Year	2.5%
Third Year	2.0%
Fourth Year	1.0%
After Fourth Year	0.0%

     The Early Withdrawal Charge may be waived on certain repurchases of shares. See “How to Buy Fund Shares—Waiver of Early Withdrawal Charge.”

     Class C Shares. Class C shares are offered for sale at net asset value without a front-end sales charge. Class C shares are subject to an Early Withdrawal Charge of 1% during the first year after purchase. See “How to Buy Fund Shares—Early Withdrawal Charge.”

     The Early Withdrawal Charge may be waived on certain repurchases of shares. See “How to Buy Fund Shares—Waiver of Early Withdrawal Charge.”

     Class D Shares. Class D shares are offered for sale at net asset value without a front-end sales charge and no Early Withdrawal Charge. Class D shares are only available to investors participating in a fee based investment advisory program (such as a “wrap” program) or agency commission programs offered by investment advisers and financial planners that have a special agreement with the Distributor or CypressTree Investors.

Early Withdrawal Charge

     The Early Withdrawal Charge is assessed on an amount equal to the lesser of the net asset value at repurchase or the initial purchase price of the shares being repurchased. Solely for purposes of determining the amount of time from the purchase of shares until repurchase, all orders accepted during a month are aggregated and deemed to have been made on the last business day of that month.

     In determining the amount of the Early Withdrawal Charge that may be applicable to a repurchase, any shares in the shareholder’s account that may be repurchased without charge will be assumed to be repurchased before those subject to a charge. In addition, if the Early Withdrawal Charge is determined to be applicable to repurchased shares, it will be assumed that shares held for the longest duration are repurchased first. No Early Withdrawal Charge is imposed on (a) amounts representing increases in the net asset value per share; or (b) shares acquired through reinvestment of income dividends or capital gains distributions.

Waiver of Early Withdrawal Charge

     Qualified Retirement Plans. The Early Withdrawal Charge may be waived in connection with repurchases from qualified retirement plans where AIG Federal Savings Bank (doing business as SunAmerica Trust Company) serves as a fiduciary in the case of (a) death or disability (as defined in section 72(m)(7) of the Code, as amended from time to time) of the participant in the retirement plan, (b) required minimum distributions from the retirement plan due to attainment of age 70 1 / 2 , (c) tax-free return of an excess contribution to the retirement plan, (d) retirement of the participant in the retirement plan, (e) a loan from the retirement plan (repayment of a loan, however, will constitute a new sale for the purposes of assessing Early Withdrawal Charge), (f) termination of employment of the participant in the plan (excluding, however, a partial or other termination of the retirement plan), and (g) the plan participant obtaining age 59 1 / 2 .

     Certain Qualified Purchasers. The Early Withdrawal Charge will be waived for Class B and Class C Shares purchased by the following:

(a)	directors and officers of the Fund, and their immediate families (immediate family means the spouse, children, mother or father);
(b)	full-time employees and registered representatives of broker-dealers having Selling Agreements with Distributor (“Selling Broker”), and their immediate families (and any trust, pension, profit sharing or other benefit plan for the benefit of such persons);

(c)	full-time employees of a bank, savings and loan, credit union or other financial institution that uses a Selling Broker to clear purchases of Fund shares, and their immediate families;
(d)	SAAMCo, Stanfield and any of their affiliates, and any director, officer, full-time employee or sales representatives of these entities, and their immediate families (or any trust, pension, profit sharing or other benefit plan for the benefit of such persons);

(e)	shareholders of other investment companies who invest in the Fund in response to certain promotional activities; and
(f)	investors whose purchase represents the proceeds from the redemption, within the preceding 60 days, of shares of any other load mutual fund (i.e., a mutual fund that deducts a sales charge from purchase payments or a contingent deferred sales charge upon redemption). When making a purchase pursuant to this provision, the selling dealer must so indicate on the Account Application. Only the initial purchase of shares is eligible for the waiver. All subsequent purchases will be subject to the Early Withdrawal Charge.

     We will waive the Early Withdrawal Charge for selling dealers which include the Class C share in “wrap fee programs” (i.e., advisory programs where the client is charged a specific fee not based directly upon transactions in the clients account for investment advisory services and execution of transactions). The selling dealer must indicate the wrap fee account use on the Account Application.

     Other Waivers. The Early Withdrawal Charge may be waived in connection with (a) repurchases made within one year of the shareholder’s death or becoming legally disabled (individual and spousal joint tenancy accounts only), (b) repurchases effected pursuant to the Fund’s right to liquidate a shareholder’s account if the aggregate net asset value of the shares held in the account is less than any applicable minimum account size.

     Reinstatement privilege. If you sell shares of a Fund, within one year after the sale, you may invest some or all of the proceeds of the sale in the same share class of the Fund without a sales charge. A shareholder may use the reinstatement privilege only one time after selling such shares. If you paid an Early Withdrawal Charge when you sold your shares, we will credit your account with the dollar amount of the Early Withdrawal Charge at the time of sale. This may impact the amount of gain or loss recognized on the previous sale for tax purposes. All accounts involved must be registered in the same name(s).

Distribution Expenses

     In addition to the Early Withdrawal Charge that may apply on repurchases of Class B and Class C shares, each class of shares is authorized under the Distribution Plan applicable to that class of shares (the “Class B Plan” and the “Class C Plan,” and collectively, the “Plans”) to use the assets attributable to that class of shares of the Fund to finance certain activities relating to the distribution of shares to investors. The Plans are “compensation” plans providing for the payment of a fixed percentage of average net assets to finance distribution expenses. The Plans allow for the payment by each class of shares of the Fund of a monthly distribution and service fee to the Distributor, as principal underwriter for the Fund. Portions of the fees described below are used to provide payments to the Distributor, to promotional agents, to brokers, dealers or financial institutions (collectively, “Selling Agents”) and to service organizations for ongoing account services to shareholders and are similar to “service fees” as defined in Rule 2830(b)(9) of the Rules of Conduct of the NASD.

     Payments under the Plans are used primarily to compensate Distributor for distribution services provided by it in connection with the offering and sale of the applicable class of shares, and related expenses incurred, including payments by Distributor to compensate or reimburse Selling Agents for sales support services provided and related expenses incurred by Selling Agents. These services and expenses may include the development, formulation and implementation of marketing and promotional activities, the preparation, printing and distribution of prospectuses and reports to recipients other than existing shareholders, the preparation, printing and distribution of sales literature, expenditures for support services such as telephone facilities and expenses and shareholder services as the Fund may reasonably request, provision to the Fund of such information, analyses and opinions with respect to marketing and promotional activities as the Fund may, from time to time, reasonably request, commissions, incentive compensation or other compensation to, and expenses of, account executive or other employees of the Distributor or Selling Agents, attributable to distribution or sales support activities respectively, overhead and other office expenses of the Distributor or Selling Agents and any other costs and expenses relating to distribution or sales support activities. The Distributor may pay Selling Agents directly and may provide directly the distribution services described above.

     The Distributor currently pays a trail commission to securities dealers with respect to accounts that those dealers continue to service as follows: Class B shares—0% in the first year, 0.10% in the second year, 0.15% in the third year, and 0.20% in the fourth year and 0.25% annually each year after the fourth year; and Class C shares—0.75% annually (percentages are of net asset value). Trail commissions commence the 13th month after purchase. The trail commission payable following conversion of Class B and Old Class C shares to Class A shares will be in the amount of 0.25% annually.

     In the case of sales of Class B shares, the Distributor will pay each dealer a fee of 2.5% of the amount of Class B shares purchased as a commission or transaction fee. In the case of sales of Class C shares, the Distributor will pay each securities dealer a fee of 1.00% of the purchase price of Class C shares purchased through the securities dealer as a commission or transaction fee.

     The distribution and service fees attributable to the Class B and Class C shares are designed to permit an investor to purchase shares without the assessment of a front-end sales charge, and, with respect to the Class C shares, with the assessment of an Early Withdrawal Charge in the first year only, and at the same time permit the Distributor to compensate securities dealers with respect to those sales.

     The Distributor is authorized by each Plan to retain any excess of the fees it receives under the Plan over its payments to selected dealers and its expenses incurred in connection with providing distribution services. Thus, payments under a Plan may result in a profit to the Distributor. Payments made under the Plans are subject to quarterly review by the Directors and the Plans are subject to annual review and approval by the Directors. In 2003, the Distributor received $214,333 for the distribution of Class B shares and $646,201 for the distribution of Class C shares. This amount is inclusive of expense reimbursements. Absent such reimbursements, the Fund is authorized to pay up to .50% of average daily net assets for Class B and Class C shares.

     In adopting the Plans, the Directors determined that the adoption of the Plans is in the best interests of the Fund and its shareholders, that there is a reasonable likelihood that the Plans will benefit the Fund and its shareholders, and that the Plans are essential to, and an integral part of, the Fund’s program for financing the sale of shares to the public.

     The Distributor is a broker/dealer registered under the Securities Exchange Act of 1934, as amended (the “1934 Act”) and is a member of the NASD. The Distributor’s address is Harborside Financial Center, 3200 Plaza 5, Jersey City, NJ 07311-4992.

     The Fund will indemnify and hold harmless the Distributor and each person, if any, who controls the Distributor within the meaning of the 1940 Act against any losses, claims, damages or liabilities to which the Distributor or such controlling person may become subject, under the 1940 Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement, Prospectus or Statement of Additional Information or any other written sales material prepared by the Fund. The Distributor shall be liable for any error of judgment or mistake of law or for any loss suffered by the Fund resulting from willful misfeasance, bad faith or gross negligence, in the performance of its duties.

Suspension of Sales

     From time to time the Fund may suspend the continuous offering of its shares in response to market conditions in the securities markets or otherwise, and may later resume the continuous offering. During any such suspension, shareholders who reinvest their distributions in additional shares will be permitted to continue reinvestments, and the Fund may permit tax sheltered retirement plans that own shares to purchase additional shares of the Fund. The Fund may refuse any order for the purchase of shares.

     The Fund is not an appropriate investment for investors who are market-timers. Investors who engage in excessive in-and-out trading activity generate additional costs that are borne by all of the Fund’s shareholders. To minimize these costs, which reduce the ultimate returns achieved by all shareholders, the Fund reserves the right to reject any purchase orders from investors identified as market-timers.

Considerations for Retirement Plan Investors

     Retirement plan investors should be aware of certain features of the Fund that may affect their decision as to whether the Fund is an appropriate investment for the retirement plan. Unlike shares of an open-end mutual fund, Fund shares are not redeemable on each day that the Fund is open for business; and unlike traditional closed end funds, shares of the Fund do not trade on any exchange and thus cannot readily be sold. Although the Fund has adopted a policy of Monthly Repurchase Offers, these Repurchase Offers may not provide shareholders with the degree of liquidity they desire or may require for tax purposes. Even during a Repurchase Offer, a shareholder may not be able to have all of the shares it wishes to tender be repurchased by the Fund. Moreover, shares repurchased may be subject to the Early Withdrawal Charge.

     The features described above could result in a retirement plan paying an Early Withdrawal Charge and/or not being able to comply with mandatory distribution requirements. Accordingly, retirement plan investors may wish to limit the percentage of plan assets that are invested in the Fund.

     The Fund does not monitor retirement plan requirements for any investor. Please consult your legal, tax or retirement plan specialist before choosing a retirement plan or electing to invest in the Fund through a retirement plan. Your investment representative or advisor can help you make investment decisions within your plan.

SHAREHOLDER SERVICES

     For additional information on any of the programs described in the following sections, you should contact the Fund or eligible securities dealers.

Automatic Investment Plan

     Shareholders who open an account who wish to make subsequent monthly investments in the Fund may establish an Automatic Investment Plan as part of the initial Application or subsequently by submitting a Supplemental Account Application. The frequency with which the investments occur is specified by the shareholder. Participation in the Automatic Investment Plan may be discontinued at any time by the shareholder, or if a debit is not honored.

Transfer of Shares

     Shareholders may transfer Fund shares to family members and others at any time without incurring an Early Withdrawal Charge being imposed at that time. Shareholders should consult their tax adviser concerning transfers.

Telephone Transactions

     Shareholders are not permitted to request exchanges and/or repurchases by telephone.

Payment

     Payment for shares repurchased will be made by federal wire or by mail as specified by the shareholder. Payment will normally be sent on the business day following the date of receipt of the request. Payment by wire to the shareholder’s bank account must be in amounts of $1,000 or more. The Fund will assess a charge of $15 for wire transfers and banks may also assess charges for the transaction. Payments by mail may only be sent to an account address of record and may only be payable to the registered owner(s), unless the request is signature guaranteed.

     Most shares are kept in book entry form. If you wish to have certificates for your shares, please call Shareholder Services at 1-800-858-8850, for further information. You may sell or exchange certificated shares only by returning the certificates to the Funds, along with a letter of instruction and a signature guarantee. The Funds do not issue certificates for fractional shares.

How to Obtain Investment Information

Account Mailings:

Account Statements. Generally, account statements are mailed to dealers and shareholders on a quarterly basis.

Transaction Confirmations. Generally, you will receive an account confirmation:

  After every transaction that affects your account balance (except a dividend reinvestment, automatic purchase, automatic redemption or systematic exchange).
  After any changes of name or address of the registered owner(s), or after certain account option changes.

     IRS Tax Forms. Every year you should also receive, if applicable, an IRS Form 1099 tax information statement, mailed by January 31st.

     These mailings apply to accounts opened through the Fund. Accounts opened through a broker/dealer firm will receive statements from that financial institution.

     Prospectuses, Annual, and Semi-annual Reports. As an alternative to regular mail, you may elect to receive these reports via electronic delivery. To enroll for this option, visit our website at www.sunamericafunds.com, and select the “Go Paperless” hyperlink. (Note: this option is only available to accounts opened through the Fund.)

DISTRIBUTIONS

     The Fund generally distributes most or all of its net earnings in the form of dividends. Income dividends, if any, are declared daily and paid monthly. Capital gains distributions, if any, are paid at least annually by the Fund.

     Your dividends and distributions, if any, will be automatically reinvested in additional shares of the same Fund and share class on which they were paid, unless you elect in writing, not less than five business days prior to the payment date, to receive amounts in excess of $10 in cash. Alternatively, dividends and distributions may be reinvested in any fund distributed by AIG SunAmerica Capital Services, Inc. or, you may receive amounts in excess of $10.00 in cash if you elect in writing not less than 5 business days prior to the payment date. You will need to complete the relevant part of the Account Application to elect one of these other options. For existing accounts, contact your broker or financial advisor or call Shareholder Services at 1-800-858-8850 to change dividend and distribution payment options.

TAXES

     The Fund intends to satisfy those requirements relating to the sources of its income, the distribution of its income, and the diversification of its assets necessary to qualify for the special tax treatment afforded to regulated investment companies under the Code. In any taxable year in which it so qualifies, the Fund will not be liable for federal income or excise taxes to the extent that it timely distributes its net investment income and net realized capital gains to shareholders in accordance with the timing requirements imposed by the Code. (For a detailed discussion of tax issues pertaining to the Fund, see “Taxes” in the Statement of Additional Information.)

     Distributions paid by the Fund from its ordinary income or from an excess of net short-term capital gain over net long-term capital loss will be treated as ordinary income in the hands of the shareholders to the extent of the Fund’s earnings and profits. (Any such distributions in excess of the Fund’s earnings and profits first will reduce a shareholder’s basis in his or her shares and, after that basis is reduced to zero, will constitute capital gains to the shareholder, assuming the shares are held as a capital asset.) Distributions, if any, from the excess of net long-term capital gain over net short-term capital loss and designated as capital gain dividends are taxable to shareholders as long-term capital gain, regardless of the length of time the shares of the Fund have been held by such shareholders and will generally be subject to a maximum federal tax rate of 20%. Distributions will be taxed as described above, whether received by the shareholders in cash or in additional shares. It is not expected that any portion of distributions will be eligible for the corporate dividends-received deduction.

     Not later than 60 days after the close of the calendar year, the Fund will provide its shareholders with a written notice designating the amounts of any ordinary income dividends or capital gain dividends. If the Fund pays a dividend in January that was declared in the previous October, November or December to shareholders of record on a specified date in one of those months, then such dividend will be treated for tax purposes as being paid by the Fund and received by its shareholders on December 31 of the earlier year in which the dividend was declared.

     A holder of Fund shares who, pursuant to a Repurchase Offer, tenders all of his or her Fund shares (and any Fund shares the holder is considered to own pursuant to attribution rules contained in the Code) may realize a taxable gain or loss depending upon the shareholder’s basis in the shares. Such gain or loss realized on the disposition of shares (whether pursuant to a Repurchase Offer or in connection with a sale or other taxable disposition of shares in a secondary market) generally will be treated as long-term capital gain or loss if the shares have been held as a capital asset for more than one year and as short-term capital gain or loss if held as a capital asset for one year or less. If Fund shares are sold at a loss after being held for six months or less, the loss will be treated as long-term—instead of short-term—capital loss to the extent of any capital gain distributions received on those shares. All or a portion of any loss realized on a sale or exchange of shares of the Fund will be disallowed if the shareholder acquires other Fund shares within 30 days before or after the disposition. In such a case, the basis of the shares acquired will be adjusted to reflect the disallowed loss.

     Different tax consequences may apply to tendering shareholders other than fully-tendering shareholders described in the previous paragraph and to non-tendering shareholders in connection with a Repurchase Offer. For example, if a shareholder tenders fewer than all shares owned by or attributed to him or her, the proceeds received could be treated as a taxable dividend, a return of capital, or capital gain depending on the portion of shares tendered, the Fund’s earnings and profits, and the shareholder’s basis in the tendered shares. Moreover, when a shareholder tenders fewer than all shares owned pursuant to a Repurchase Offer, there is a risk that non-tendering shareholders may be considered to have received a deemed distribution that is taxable to them in whole or in part. Shareholders should consult their tax advisors regarding any of these issues.

     The Fund has obtained an opinion of counsel (the “Opinion) (which opinion is not binding on the Internal Revenue Service) concluding that shareholders will not recognize gain or loss upon the conversion of Class B or Class C shares into Class A shares. The Opinion also concludes that a shareholder’s basis in Class A shares received will equal his basis in the shares surrendered, and that the shareholder’s holding period for the shares received will include his holding period for the shares surrendered.

     The Fund must withhold 30% from distributions and repurchase payments, if any, payable to any individuals and certain other noncorporate shareholders who have not furnished to the Fund a correct taxpayer identification number (“TIN”) or a properly completed claim for exemption on Form W-8 or W-9, or who are otherwise subject to such “backup withholding.” When establishing an account, an investor must certify under penalties of perjury that the investor’s TIN (generally, his or her social security number) is correct and that the investor is not otherwise subject to backup withholding.

     Nonresident alien individuals, foreign corporations and certain other foreign entities generally will be subject to a U.S. withholding tax at a rate of 30% (or lower treaty rate) on distributions from ordinary income and from the excess of net short-term capital gain over net long-term capital loss. Distributions to such shareholders from the excess of net long-term capital gain over net short-term capital loss and any amount treated as gain from the sale or other disposition of shares of the Fund generally will not be subject to U.S. taxation, provided that the shareholder has certified nonresident alien status. Different U.S. tax consequences may result if the shareholder is engaged in a trade or business in the United States or is present in the United States for specified periods of time during a taxable year. Foreign shareholders should consult their tax advisers regarding the U.S. and foreign tax consequences of an investment in the Fund.

     The discussion contained in this section is a general and abbreviated summary of certain federal tax considerations affecting the Fund and its shareholders, and is not intended as tax advice or to address a shareholder’s particular circumstances. This discussion does not address non-federal tax consequences, or the special tax rules applicable to certain classes of investors, such as retirement plans, tax-exempt entities, insurance companies and financial institutions. For further information, reference should be made to the pertinent sections of the Code and the regulations promulgated or proposed thereunder, which are subject to change by legislative, judicial, or administrative action, either prospectively or retroactively. Investors are urged to consult their tax advisors regarding specific questions as to federal, state, local, or foreign taxes. The Fund does not provide any guarantee regarding the tax consequences of investing in the Fund.

DESCRIPTION OF SHARES

     The Fund is a corporation organized under Maryland law. The Fund was incorporated on March 6, 1998. The Fund’s Board of Directors is responsible for the overall management and supervision of its affairs.

     The Fund is authorized to issue 1 billion shares of common stock $0.01 par value per share. These shares are currently divided into four classes of shares, designated as Class A, Class B, Class C and Class D shares. All shares of common stock have equal voting rights (except as described below with respect to matters specifically affecting a class of shares) and have no preemptive or conversion rights (other than the automatic conversion rights of Class B and Old Class C Shares to convert to Class A shares under the Multiple Pricing System.) The per-share net asset value of each class of shares is calculated separately and may differ as between classes as a result of the differences in distribution and service fees payable by the classes and the allocation of certain incremental class-specific expenses to the appropriate class to which such expenses apply.

     All shares of the Fund have equal voting rights and will be voted in the aggregate, and not by class, except where voting by class is required by law, or where the matter involved affects only one class (for example matters pertaining to the plan of distribution relating to Class B shares will only be voted on by Class B shares). In accordance with the Fund’s Articles of Incorporation, the Board of Directors may classify and reclassify unissued shares and may authorize the creation of additional classes of shares with such preferences, privileges, limitations and voting and dividend rights as the Board may determine.

     Each share of each class of common stock is equal as to earnings, assets and voting privileges, except as noted above, and each class bears the expenses related to the distribution of its shares. In the event of liquidation, each share of common stock of the Fund is entitled to its portion of all the Fund’s assets after all debts and expenses of the Fund have been paid. The Fund’s shares do not have cumulative voting rights for the election of directors.

     The Fund does not intend to hold annual meetings of shareholders unless otherwise required by law. The Fund will not be required to hold meetings of shareholders unless, for example, the election of directors is required to be acted on by shareholders under the 1940 Act.

     The following table sets forth information for each class of the Fund’s authorized securities, as of December 31, 2003;

(1)	(2)	(3)	(4)
			Amount
			Outstanding
		Amount Held by	Exclusive of
		Registrant or for its	Amount Shown
Title of Class	Amount Authorized	Account	Under

Class A	300,000,000 shares	None	0
Class B	300,000,000 shares	None	2,848,455
Class C	300,000,000 shares	None	11,121,990
Class D	100,000,000 shares	None	1,433,429

     The Fund’s Articles of Incorporation generally may not be amended without the affirmative vote of a majority of the outstanding shares of the Fund (or such greater vote as is described below under “Anti-Takeover Provisions”). The Fund will continue indefinitely.

Anti-Takeover Provisions

     The Fund has certain anti-takeover provisions in its Articles of Incorporation that are intended to limit, and could have the effect of limiting, the ability of other entities or persons to acquire control of the Fund, to cause the Fund to engage in certain transactions, or to modify the Fund’s structure.

     The affirmative vote or consent of the holders of two-thirds of the Fund’s capital stock outstanding and entitled to vote on the matter (a greater vote than that required by the 1940 Act), is required to authorize the conversion of the Fund from a closed-end to an open-end investment company. However, if two-thirds of the Board of Directors recommends conversion, the approval by vote of the holders of a majority of the outstanding shares entitled to vote on the matter will be sufficient. This provision of the Fund’s Articles of Incorporation may not be amended without the affirmative vote or consent of two-thirds of the Fund’s outstanding shares of capital stock.

     The affirmative vote or consent of the holders of at least three-fourths of the Fund’s shares of capital stock outstanding and entitled to vote on the matter is required to approve any of the following Fund transactions (the “Transactions”):

(a)	merger, consolidation, or statutory share exchange with or into any person;
(b)	issuance of any Fund securities to any person for cash, securities, or other property having a fair market value of $1,000,000 or more, except for issuance or transfers of debt securities, sales of securities in connection with a public offering, issuance of securities pursuant to a dividend reinvestment plan, issuance of securities on the exercise of any stock subscription rights distributed by the Fund, and portfolio transactions effected in the ordinary course of business;

(c)	sale, lease, exchange, mortgage, pledge, transfer, or other disposition by the Fund of any assets having an aggregate fair market value of $1,000,000 or more, except for portfolio transactions conducted in the ordinary course of business;

(d)	voluntary liquidation or dissolution of the Fund, or an amendment to the Fund’s Articles of Incorporation to terminate the Fund’s existence; or
(e)	unless federal law requires a lesser vote, any shareholder proposal as to specific investment decisions made or to be made with respect to the Fund’s assets as to which shareholder approval is required under Maryland or federal law.

     In addition, in the case of a Transaction listed in (a), (b) or (c) above, the affirmative vote or consent of the holders of at least two-thirds of the Fund’s shares of capital stock outstanding and entitled to vote on the matter, excluding votes entitled to be cast by the person (or an affiliate of the person) who is a party to the Transaction with the Fund, is required.

     However, the shareholder votes mentioned above will not be required with respect to any Transaction (other than those set forth in (e) above) approved by a vote of three-fourths of the Continuing Directors, including a majority of the Continuing Directors (as defined in the Articles of Incorporation) who are not “interested persons” of the Fund, as that term is defined in the 1940 Act. In that case, if Maryland law requires shareholder approval, the affirmative vote of a majority of the shares of capital stock of the Fund outstanding and entitled to vote on the matter is required.

     The provisions of the Fund’s Articles of Incorporation described in this section relating to approval of Transactions may not be amended without the affirmative vote or consent of three-fourths of the Fund’s outstanding shares of capital stock. For the full text of these provisions, see the Articles of Incorporation on file with the Commission.

     The provisions described in this section will make it more difficult to convert the Fund to an open-end investment company and to consummate the Transactions without the approval of the Board of Directors. These provisions could have the effect of depriving shareholders of an opportunity to sell their shares at a premium over prevailing market prices (in the event that a secondary market for the Fund shares develops) by discouraging a third party from seeking to obtain control of the Fund in a tender offer or similar transaction. However, the Board of Directors has considered these anti-takeover provisions and believes that they are in the shareholders’ best interests and benefit shareholders by providing the advantage of potentially requiring persons seeking control of the Fund to negotiate with its management regarding the price to be paid to shareholders.

THE MERGER

     On August 29, 2001, American International Group, Inc. (“AIG”), a Delaware corporation acquired American General Corp. (the “Merger”) and American General Asset Management Corp. (“AGAM”) and American General Funds Distributors, Inc. (“AGFD”) became subsidiaries of AIG. Since AIG SunAmerica Asset Management Corp. (“SAAMCo”) is also a subsidiary of AIG, in order to facilitate restructuring and eliminate duplication of functions which became apparent in the Merger, pursuant to approval by shareholders on October 19, 2001, SAAMCo replaced AGAM as the investment adviser to the Fund on November 16, 2001. Also as part of this restructuring, the Fund’s name changed from the North American Senior Floating Rate Fund to the SunAmerica Senior Floating Rate Fund.

     Effective June 1, 2001, Stanfield Capital Partners LLC (“Stanfield”) became the Fund’s subadviser. Previously CypressTree Investment Management Company, Inc. (“CIMCO”) had been subadviser to the Fund. Also, effective November 16, 2001, AIG SunAmerica Capital Services, Inc., an affiliate of SAAMCo, became the principal underwriter and distributor for the Fund. Previously, AGFD served as principal underwriter and distributor for the Fund.

REPORTS TO SHAREHOLDERS

     The Fund will send semi-annual and annual reports to its shareholders. These reports will include financial statements which, in the case of the annual reports, will be audited by the Fund’s independent certified public accountants. The Fund will provide shareholders with information necessary to prepare federal and state tax returns shortly after the end of each calendar year.

     To reduce expenses and to note our concern for the environment, we may deliver a single copy of most financial reports, proxy and information statements and prospectuses to investors who share an address, even if the accounts are registered under different names. If you would like to receive separate mailings, please call us and we will begin individual delivery within 30 days. In most cases, we also will deliver account statements for all the investors in a household in a single envelope.

     The Fund will describe the Repurchase Policy in its annual report to shareholders. The annual report also will disclose the number of Repurchase Offers conducted each year, the amount of each Repurchase Offer, the amount tendered each month, and the extent to which the Fund repurchased shares in an Oversubscribed Repurchase Offer.

STATEMENT OF ADDITIONAL INFORMATION TABLE OF CONTENTS

The Fund	3
Investment Restrictions and Fundamental Policies	3
Repurchase Offer Fundamental Policy	5
Management	6
Directors and Officers of the Fund	7
Advisory, Administration and Distribution Services	12
Annual Board Approval of the Advisory and Subadvisory Agreements	15
Portfolio Transactions	19
Custodian	23
Proxy Voting Policies and Procedures	23
Transfer Agent	25
Waiver of Early Withdrawal Charges	25
Liquidity Requirements	26
Taxes	27
Performance Information	32
Indemnification	32
Independent Accountants and Financial Statements	33
Other Information	34
Appendix A - Description of Ratings	35

[This Page Intentionally Left Blank]

FOR MORE INFORMATION

The following documents contain more information about the Fund and are available free of charge upon request: Annual and Semi-annual Reports. Contain financial statements, performance data and information on portfolio holdings. The annual reports also contain a written analysis of market conditions and investment strategies that significantly affected the Fund’s performance during the last applicable period.

Statement of Additional Information (SAI). Contains additional information about the Fund’s policies, investment restrictions and business structure. This prospectus incorporates the SAI by reference.

You may obtain copies of these documents or ask questions about the Fund by contacting AIG SunAmerica Fund Services, Inc. at 1-800-858-8850, by visiting our website at www.sunamericafunds.com or by calling your broker or financial advisor.

Information about the Fund (including the SAI) can be reviewed and copied at the Public Reference Room of the Securities and Exchange Commission, Washington, D.C. Call 1-202-942-8090 for information on the operation of the Public Reference Room. Information about the Fund is also available on the Securities and Exchange Commission’s web-site at http://www.sec.gov and copies may be obtained upon payment of a duplicating fee by electronic request at the following E-mail address: publicinfo@sec.gov, or by writing the Public Reference Section of the Securities and Exchange Commission, Washington, D.C. 20549-0102.

You should rely only on the information contained in this prospectus. No one is authorized to provide you with any different information.

DISTRIBUTOR: AIG SunAmerica Capital Services, Inc.

INVESTMENT COMPANY ACT File No. 811-8727

Distributed by:

AIG SunAmerica Capital Services, Inc.
Harborside Financial Center
3200 Plaza
5 Jersey City, NJ 07311-4992
800-858-8850

For more complete information on any of the mutual funds distributed by AIG SunAmerica Capital Services Inc., including charges and expenses, obtain a prospectus from your financial adviser or from the SunAmerica Sales Desk, 800-858-8850. Read it carefully before you invest. The funds’ daily net asset values are not guaranteed and their shares are not insured by the FDIC, the Federal Reserve Board or any other agency. The investment return and principal value of an investment will fluctuate so that an investor’s shares, when redeemed, may be higher or lower than your original cost.

www.sunamericafunds.com

S F P R O - 4 / 0 4

                       STATEMENT OF ADDITIONAL INFORMATION

                                 APRIL 28, 2004

                   SUNAMERICA SENIOR FLOATING RATE FUND, INC.

                           Harborside Financial Center
                                  3200 Plaza 5
                       Jersey City, New Jersey 07311-4992

         THIS  STATEMENT OF ADDITIONAL  INFORMATION  IS NOT A PROSPECTUS  AND IS
AUTHORIZED  FOR  DISTRIBUTION  TO  PROSPECTIVE  INVESTORS  ONLY IF  PRECEDED  OR
ACCOMPANIED BY THE PROSPECTUS OF SUNAMERICA SENIOR FLOATING RATE FUND, INC. (THE
"FUND")  DATED APRIL 28, 2004, AS  SUPPLEMENTED  FROM TIME TO TIME. IN ADDITION,
THE FUND'S FINANCIAL STATEMENTS APPEARING IN THE FUND'S DECEMBER 31, 2003 ANNUAL
REPORT ARE  INCORPORATED  HEREIN BY  REFERENCE.  THIS  STATEMENT  OF  ADDITIONAL
INFORMATION  SHOULD BE READ IN CONJUNCTION  WITH THE  PROSPECTUS.  COPIES OF THE
PROSPECTUS  AND ANNUAL REPORT MAY BE OBTAINED  WITHOUT  CHARGE BY CONTACTING THE
FUND AT (800) 858-8850.

         UNLESS OTHERWISE NOTED, CAPITALIZED TERMS HAVE THE SAME MEANING AS USED
IN THE PROSPECTUS.

                                       2

                                    THE FUND

         SunAmerica   Senior   Floating  Rate  Fund,  Inc.  (the  "Fund")  is  a
closed-end,  non-diversified management investment company organized in Maryland in 1998 that continuously offers its shares to the public. The Fund will conduct monthly repurchase offers for its shares. The Fund's principal office is located at Harborside Financial Center, 3200 Plaza 5, Jersey City, NJ 07311. Capitalized
terms used in this Statement of Additional Information and not otherwise defined herein have the meanings given them in the Fund's Prospectus.

         On August 29, 2001,  American  International  Group,  Inc.  ("AIG"),  a
Delaware corporation acquired American General Corp. (the "Merger") and American
General Asset Management Corp. ("AGAM") and American General Funds Distributors,
Inc. ("AGFD") became  subsidiaries of AIG. Since AIG SunAmerica Asset Management
Corp.   ("SAAMCo")  is  also  a  subsidiary  of  AIG,  in  order  to  facilitate restructuring and eliminate  duplication of functions,  which became apparent in the Merger,  pursuant to approval by  shareholders  on October 19, 2001,  SAAMCo replaced  AGAM as the manager to the Fund on November 16, 2001.  Also as part of this  restructuring,  the Fund's name  changed  from the North  American  Senior
Floating Rate Fund to the SunAmerica Senior Floating Rate Fund.

         Effective  November  16,  2001,  SAAMCo  became  manager  for the Fund, pursuant to approval by the Fund's shareholders.  Previously, AGAM had served as the Fund's  manager.  Effective  June 1, 2001,  Stanfield  Capital  Partners LLC
("Stanfield")  became the Fund's  adviser.  Previously,  CypressTree  Investment
Management Company,  Inc. ("CIMCO") had been adviser to the Fund. Also effective
November 16, 2001, AIG SunAmerica Capital Services,  Inc. ("SACS"), an affiliate
of  SAAMCo,   became  principal   underwriter  and  distributor  for  the  Fund.
Previously, AGFD served as principal underwriter and distributor for the Fund.

                INVESTMENT RESTRICTIONS AND FUNDAMENTAL POLICIES

         The  following  fundamental  policies  cannot be  changed  without  the approval  of  the  holders  of a  majority  of  the  Fund's  outstanding  voting securities. In accordance with the requirements of the Investment Company Act of
1940,  as amended (the "1940 Act")  "majority of the Fund's  outstanding  voting securities"  means the lesser of  either:  (a) the vote of 67 percent or more of the voting  securities  present at the annual or a special meeting of the Fund's shareholders,  if the holders of more than 50 percent of the Fund's  outstanding voting  securities are present or represented by proxy;  or (b) the vote of more than 50 percent of the Fund's outstanding voting securities. The Fund may not:

         (a)   Borrow money or issue senior  securities,  except as permitted by the 1940 Act;

         (b)   Invest more than 25% of the Fund's total assets (taken at current value) in the  securities of Borrowers  and other issuers  having their  principal

                                       3

               business  activities  in the same industry  (the  electric,  gas, water and telephone utility  industries being treated as separate industries  for the purpose of this  restriction);  provided that
               (i) there is no limitation on purchasing securities the issuer of which is deemed  to be in the  financial  institutions  industry, which includes commercial banks, thrift  institutions,  insurance companies  and finance  companies and (ii) there is no limitation with  respect to  obligations  issued or  guaranteed  by the U.S.
               Government or any of its agencies or instrumentalities;

         (c)   Make loans to other persons, except that the Fund may (i) acquire
               Loans, debt securities and other obligations in which the Fund is authorized to invest in accordance with its investment  objective and policies,  (ii) enter into repurchase  agreements,  and (iii)
               lend its portfolio securities;

         (d)   Underwrite securities issued by other persons,  except insofar as it may be  deemed  technically  to be an  underwriter  under  the
               Securities Act of 1933 in selling or disposing of an investment;

         (e)   Purchase  securities  on  margin  (but the Fund may  obtain  such short-term  credits  as may be  necessary  for the  clearance  of purchases  and  sales of  securities).  The  purchase  of  Loans, securities  or other  investment  assets  with the  proceeds of a permitted  borrowing or securities offering will not be deemed to be the purchase of securities on margin;

         (f)   Purchase or sell real  estate,  although it may purchase and sell securities  secured by interests in real estate and securities of issuers  that invest or deal in real  estate;  provided  that the
               Fund  reserves  the  freedom  of  action to hold and to sell real estate acquired as a result of the ownership of securities; or

         (g)   Purchase  or  sell  physical  commodities  or  contracts  for the purchase or sale of physical commodities. Physical commodities do
               not  include  futures   contracts  with  respect  to  securities,
               securities indices or other financial instruments.

         The Fund has adopted the following  nonfundamental  investment policies which may be  changed  by the  Fund's  Board of  Directors  without  shareholder approval. As a matter of nonfundamental policy, the Fund may not:

         (a)   make short  sales of  securities  or  maintain a short  position, unless at all times when a short position is open the Fund either owns an  equal  amount  of  such  securities  or owns  securities convertible  into or  exchangeable  for,  without  payment of any further  consideration,  securities  of the same  issuer  as, and equal in amount to, the securities  sold short,  and in any event only to the  extent  that no more than 5% of its net  assets  are committed to short sales;

                                       4

         (b)   purchase oil, gas or other mineral leases or purchase partnership interests in oil, gas or other mineral exploration or development programs;

         (c)   invest more than 10% of its total assets (taken at current value)
               in  the   securities   of  issuers   that,   together   with  any
               predecessors,  have a record of less than three years  continuous operation,  except  U.S.  Government  securities,  securities  of issuers  that are rated at least  "A" by at least one  nationally recognized statistical rating organization, municipal obligations and obligations issued or guaranteed by any foreign government or its agencies or instrumentalities; or

         (d)   invest  more than 10% of its total  assets in Loans of any single
               Borrower.

         For the purpose of fundamental  policies (a) and (e) and nonfundamental investment policy (a), the Fund's  arrangements  (including  escrow,  margin and collateral  arrangements)  with respect to  transactions in all types of options and futures contract  transactions shall not be considered to be (a) a borrowing of money or the issuance of  securities  (including  senior  securities)  by the
Fund,  (b) a pledge of the Fund's  assets,  (c) the  purchase  of a security  on margin, or (d) a short sale or position.

         The Fund has no present  intention  of  engaging  in options or futures transactions, or in short sales, or of issuing preferred shares.

         For the purpose of  fundamental  policy (b), the Fund will consider all relevant  factors in  determining  who is the issuer of the Loan,  including the
Borrower's credit quality,  the amount and quality of the collateral,  the terms of the Loan Agreement and other relevant  agreements  (including  inter-creditor agreements),  the  degree to which the credit of an  interpositioned  person was deemed  material  to the  decision  to  purchase  the Loan,  the  interest  rate environment,  and general economic conditions  applicable to the Borrower and an interpositioned person.

         Notwithstanding  the Fund's investment  policies and restrictions,  the
Fund may invest all or part of its investable assets in a investment  management
company  with  substantially  the  same  investment   objective,   policies  and
restrictions  as the  Fund.  This  could  allow  creation  of a  "master/feeder"
structure in the future.

         If a percentage restriction on investment policies or the investment or use of  assets  set  forth  above is  adhered  to at the time a  transaction  is effected, later changes in percentage resulting from changing values will not be considered a violation.

                       REPURCHASE OFFER FUNDAMENTAL POLICY

         The Board of  Directors  has  adopted a  resolution  setting  forth the
Fund's  fundamental  policy that it will conduct monthly  Repurchase Offers (the
"Repurchase Offer Fundamental Policy").

                                       5

         The Repurchase Offer Fundamental  Policy sets the interval between each
Repurchase  Offer at one  month  and  provides  that the Fund  shall  conduct  a
Repurchase  Offer each month (unless  suspended or postponed in accordance  with regulatory  requirements).  The  Repurchase  Request  Date  will be on the  last business day of the month. The Repurchase Offer Fundamental Policy also provides that the Pricing Date shall occur not later than three  business  days after the
Repurchase Request Date.

         The  Repurchase  Offer  Fundamental  Policy  only may be  changed  by a majority vote of the Fund's outstanding  voting  securities.  In accordance with the requirements of the 1940 Act, a "majority of the Fund's  outstanding  voting securities"  means the lesser of  either:  (a) the vote of 67 percent or more of the voting  securities  present at the annual or a special meeting of the Fund's shareholders,  if the holders of more than 50 percent of the Fund's  outstanding voting  securities are present or represented by proxy;  or (b) the vote of more than 50 percent of the Fund's outstanding voting securities.

                                   MANAGEMENT

         The following  table lists the Directors and executive  officers of the
Company, their date of birth, current positions held with the Company, length of time served,  principal  occupations during the past five years, number of funds overseen  within the fund  complex and other  directorships  held outside of the fund complex.  The SunAmerica Mutual Funds ("SAMF") consist of SunAmerica Equity
Funds,  SunAmerica Income Funds,  SunAmerica  Focused Series,  Inc.,  SunAmerica
Strategic Investment Series, Inc. and SunAmerica Money Market Funds, Inc. Unless
otherwise  noted,  the  address  of  each  executive  officer  and  Director  is
Harborside  Financial Center,  3200 Plaza 5, Jersey City, New Jersey 07311-4992.
Directors  who are not  deemed to be  "interested  persons"  of the  Company  as defined in the 1940 Act are referred to as "Disinterested  Directors." Directors who are deemed to be  "interested  persons" of the  Company  are  referred to as
"Interested Directors."

                                       6

DIRECTORS AND OFFICERS OF THE FUND

----------------------------------------------------------------------------------------------------------------------------------
                                                                                            NUMBER OF
                                                                                          PORTFOLIOS IN
                                                                                          FUND COMPLEX
                                POSITION(S)       TERM OF               PRINCIPAL          OVERSEEN BY       OTHER DIRECTORSHIPS
   NAME AND DATE OF BIRTH        HELD WITH       OFFICE AND         OCCUPATION DURING       DIRECTOR(2)       HELD BY DIRECTOR(3)
                                  COMPANY        LENGTH OF          THE LAST 5 YEARS
                                               TIME SERVED(1)
----------------------------------------------------------------------------------------------------------------------------------
DISINTERESTED
DIRECTORS

Dr. Judith L. Craven
DOB: October 6, 1945           Director        2000 to         Retired.                         70         Director, A.G. Belo
                                               Present                                                     Corporation (1992 to
                                                                                                           present); Director,
                                                                                                           Sysco Corporation (1996
                                                                                                           to present); Director,
                                                                                                           Luby's, Inc. (1998 to
                                                                                                           present).
----------------------------------------------------------------------------------------------------------------------------------
William F. Devin               Director        1998 to         Retired.                         70         Member of the Board of
DOB: December 30, 1938                         Present                                                     Governors, Boston Stock
                                                                                                           Exchange (1985-present).
----------------------------------------------------------------------------------------------------------------------------------
                               Director
Samuel M. Eisenstat                            2001 to         Attorney, solo                   42         Director, North
DOB: March 7, 1940                             Present         practitioner.                               European Oil Royal Trust
----------------------------------------------------------------------------------------------------------------------------------

----------------------

(1)       Directors serve until their successors are duly elected and qualified, subject to the Director's Retirement Plan as discussed on page 10.

(2)       The "Fund Complex" consists of all registered investment companies for which  the  Adviser  or an  affiliated  person  of  SAAMCo  serves  as investment  adviser.  The "Fund Complex" includes the SunAmerica Money
          Market  Funds,  Inc.  (2 funds),  SunAmerica  Equity  Funds (9 funds),
          SunAmerica Income Funds (6 funds), SunAmerica Focused Series, Inc. (15 portfolios), Anchor Series Trust (9 portfolios), the Company (1 fund),
          VALIC Company I (22  portfolios),  VALIC  Company II (15  portfolios),
          SunAmerica  Series Trust (32  portfolios) and Seasons Series Trust (19 portfolios).

(3)       Directorships  of Companies  required to report to the  Securities and
          Exchange  Commission  under the Securities  Exchange Act of 1934 (i.e.
          "public companies") or other investment  companies regulated under the
          1940 Act (other than those listed under the preceding column).

(4)       Mr.  Harbeck is  considered to be an  Interested  Director  because he serves as President, CEO and Director of SAAMCo and Director of SACS.

                                       7

----------------------------------------------------------------------------------------------------------------------------------
                                                                                            NUMBER OF
                                                                                          PORTFOLIOS IN
                                                                                          FUND COMPLEX
                                POSITION(S)       TERM OF               PRINCIPAL          OVERSEEN BY       OTHER DIRECTORSHIPS
   NAME AND DATE OF BIRTH        HELD WITH       OFFICE AND         OCCUPATION DURING       DIRECTOR(2)       HELD BY DIRECTOR(3)
                                  COMPANY        LENGTH OF          THE LAST 5 YEARS
                                               TIME SERVED(1)
----------------------------------------------------------------------------------------------------------------------------------

Stephen J. Gutman              Director        2001 to         Partner and Member of            42           None
DOB: May 10, 1943                              Present         Managing Directors, Beau
                                                               Brummel-SoHo  LLC
                                                               (licensing of menswear
                                                               specialty retailing and
                                                               other activities)
                                                               (June   1988   to
                                                               present).
----------------------------------------------------------------------------------------------------------------------------------

INTERESTED DIRECTORS

Peter A. Harbeck
DOB: January 23, 1954 (4)      Director        2001 to         President, CEO and               79           None
                                               Present         Director,  SAAMCo
                                                               (August  1995  to
                                                               present);
                                                               Director,    SACS
                                                               (August  1993  to
                                                               present).
----------------------------------------------------------------------------------------------------------------------------------

OFFICERS

Donna M. Handel                Treasurer       2002 to         Vice President,                 N/A           N/A
DOB: June 25, 1966                             Present         SAAMCo (August 1996 to
                                                               present).
----------------------------------------------------------------------------------------------------------------------------------

Robert M. Zakem                President       2002 to         Senior Vice President           N/A           N/A
DOB: January 26, 1958                          Present         and General Counsel,
                                                               SAAMCo     (April
                                                               1993 to present);
                                                               Executive    Vice
                                                               President,
                                                               General   Counsel
                                                               and     Director,
                                                               SACS    (February
                                                               1993 to present).
----------------------------------------------------------------------------------------------------------------------------------

Joseph P. Kelly                Secretary       2004 to         Associate Counsel,              N/A           N/A
DOB: February 4, 1975                          Present         SAAMCo (January 2004 to
                                                               present);   Staff
                                                               Attorney,  SAAMCo
                                                               (August  2001  to
                                                               December   2003);
                                                               Assistant
                                                               Secretary,   SAMF
                                                               (January  2003 to
                                                               December 2003)
----------------------------------------------------------------------------------------------------------------------------------

                                       8

         The Fund,  SAAMCo and Stanfield have adopted codes of ethics under Rule
17j-1 of the 1940 Act. Subject to reporting and other requirements,  these codes permit  personnel  subject  to the  codes to  invest  in  securities,  including securities  that  may be  purchased  or held by the  Fund.  These  codes  can be reviewed and copied at the  Commission's  Public  Reference  Room in Washington,
D.C.  Information on the operation of the Public  Reference Room may be obtained by calling the Commission at  1-800-942-8090.  These codes are also available on the EDGAR  Database on the  Commission's  Internet  site at  HTTP://WWW.SEC.GOV.
Copies may be obtained, after paying a duplicating fee, by electronic request at the following E-mail address: PUBLICINFO@SEC.GOV, or by writing the Commission's
Public Reference Section, Washington, D.C. 20549-0102.

EXECUTIVE COMPENSATION AND COMMITTEES

         The Fund  pays the fees and  expenses  of those  Directors  who are not
Interested  Persons  (the  "Disinterested  Directors").  The  Directors  who are
Interested  Persons  receive  no  compensation  from  the  Fund.   Disinterested
Directors  receive $900 per quarter during which the Director serves,  plus $900 for each meeting attended in person.

         The Board of Directors has established  five committees,  i.e.,  Audit,
Investment and Pricing, Nominating and Compensation, Ethics and Governance.

         Each Disinterested  Director serves on the Audit Committee of the Board of Directors. The Audit Committee is charged with recommending to the full Board the  engagement  or  discharge  of the  Corporation's  independent  accountants;
directing  investigations  into  matters  within  the  scope of the  independent accountants' duties;  reviewing with the independent  accountants the audit plan and  results of the  audit;  approving  professional  services  provided  by the independent  accountants and other accounting firms;  reviewing the independence of the  independent  accountants;  considering  the range of audit and non-audit fees; and preparing and  submitting  Committee  minutes to the full Board.  Each member of the Audit Committee  receives  $2,500 per meeting in compensation  for serving on the Audit  Committee  of SAMF,  AST and the Fund.  Each member of the
Committee  receives a pro rata portion of the $2,500 per meeting  fee,  based on the relative net assets of the Fund.  In addition,  the Chairman  receives a pro rata portion of $5,000 in annual compensation,  based on the relative net assets of the Fund, for serving as Chairman of the Audit Committee. The Audit Committee
met four times during the fiscal year ended December 31, 2003.

         The Nominating and Compensation  Committee  recommends to the Directors those  persons to be nominated  for election as  Directors by  shareholders  and selects and proposes  nominees for election by Directors  between  shareholders'
meetings.  The  Nominating  Committee  does  not  normally  consider  candidates proposed by  shareholders  for election as Directors.  Members of the Nominating
Committee  receive an aggregate of $1,000 in annual  compensation for serving on the Nominating Committee.  Each member of the Nominating Committee receives $500
($250 for telephonic  meetings) per meeting. In addition,  the Chairman receives
$600  per  meeting  ($300  for   telephonic   meetings)  and  $1,500  in  annual
compensation,  based on the  relative  net  assets of the Fund,  for  serving

                                       9

as  Chairman  of the  Nominating  and  Compensation  Committee.  There  were two meetings of the Nominating  Committee  during the fiscal year ended December 31,
2003.

         The  Investment and Pricing  Committee  recommends to the Directors the monthly repurchase amounts for the Fund. The Investment and Pricing Committee is
responsible  for  determining  the amount of the  repurchase  offer each  month.
Members of the Committee  receive no compensation  for serving on the Committee.
There were 12 meetings during the fiscal year ended December 31, 2003.

         The Ethics  Committee  is  responsible  for applying the Code of Ethics applicable to the Fund's Principal  Executive  Officer and Principal  Accounting
Officer (the "Code") to specific  situations in which questions are presented to it and has the authority to interpret the Code in any particular situation.  The
Ethics  Committee will inform the Board of Directors of violations or waivers to the Code, as appropriate.  Members of the Ethics Committee  receive an aggregate of $1,000 in annual  compensation  for  serving  on the Ethics  Committee.  Each member of the Ethics Committee receives $500 ($250 for telephonic  meetings) per meeting.  In  addition,  the  Chairman  receives  $600  per  meeting  ($300  for telephonic  meetings) and $1,500 in annual  compensation,  based on the relative net assets of the Fund, for serving as Chairman of the Ethics  Committee.  There were no meetings of the Ethics  Committee  during the fiscal year ended December
31, 2003.

         The Governance Committee reviews and makes recommendations with respect to the size and  composition  of the Board and its committees and to monitor and evaluate  the  functioning  of the  committees  of  the  Board.  Members  of the
Governance  Committee receive an aggregate of $1,000 in annual  compensation for serving on the Governance  Committee.  Each member of the  Governance  Committee receives  $500 ($250 for  telephonic  meetings)  per meeting.  In addition,  the
Chairman receives $600 per meeting ($300 for telephonic  meetings) and $1,500 in annual  compensation,  based on the relative net assets of the Fund, for serving as  Chairman  of  the  Governance  Committee.  There  were  no  meetings  of the
Governance Committee during the fiscal year ended December 31, 2003.

          The  Directors of the Fund have adopted the  SunAmerica  Disinterested
Trustees' and Directors' Retirement Plan (the "Retirement Plan"). The Retirement
Plan provides  generally  that if a  Disinterested  Director who has at least 10 years  of  consecutive  service  as a  Disinterested  Director  of the  Fund (an
"Eligible Director") retires after reaching age 60 but before age 70, or who has at least 5 years of consecutive service after reaching age 65 but before age 70, or dies while a Director,  such person will be eligible to receive a  retirement or death benefit from the Fund. As of each birthday, prior to the 70th birthday, but in no event for a period greater than 10 years,  each Eligible Director will be credited  with an amount equal to 50% of his or her regular  fees  (excluding committee  fees) for  services as a  Disinterested  Director of the Fund for the calendar year in which such  birthday  occurs.  In addition,  an amount equal to 8.50% of any amounts  credited under the preceding clause during prior years, is added to each Eligible  Director's  account until such Eligible Director reaches his or her 70th birthday. An Eligible Director may elect to receive any benefits payable under the Retirement Plan, at

                                       10

his  or her  election,  either  in  one  lump  sum  or in up to  fifteen  annual installments.  Any  undistributed  amounts shall continue to accrue  interest at
8.50% per year.

         For the  year  ended  December  31,  2003,  the  Directors  earned  the following compensation in their capacities as Directors:

                               COMPENSATION TABLE

-------------------------------------------------------------------------------------------------------------------------------
                                                                                                           TOTAL
                                                                                                       COMPENSATION
                                                          PENSION OR                                       FROM
                                     AGGREGATE        RETIREMENT BENEFITS       ESTIMATED                REGISTRANT
                                   COMPENSATION            ACCRUED AS             ANNUAL              AND FUND COMPLEX
                                       FROM               PART OF FUND         BENEFITS UPON              PAID TO
DIRECTOR                            REGISTRANT             EXPENSES*            RETIREMENT[]              DIRECTORS*
-------------------------------------------------------------------------------------------------------------------------------
Samuel M. Eisenstat**+            $ 7,280                 $ 131,782             $ 107,293                $ 102,700
-------------------------------------------------------------------------------------------------------------------------------
Stephen J.  Gutman+               $ 7,305                 $ 138,819             $ 134,982                $ 86,200
-------------------------------------------------------------------------------------------------------------------------------
William F. Devin                  $ 7,297                 $ 40,074              $ 96,660                 $ 127,200
-------------------------------------------------------------------------------------------------------------------------------
Judith L. Craven                  $ 7,273                 $ 43,070              $ 123,238                $ 125,700
-------------------------------------------------------------------------------------------------------------------------------

*        Information  is as of  12/31/03  for the  investment  companies  in the complex that pay fees to these directors/trustees. The complex consists of the  SunAmerica  Mutual  Funds ,  SunAmerica  Senior  Floating  Rate
         ("SASFR"),  Anchor Series Trust ("AST"), VALIC Company I, VALIC Company
         II, SunAmerica Series Trust ("SAST") and Season Series Trust ("SST").

**       Mr. Eisenstat receives additional  compensation for serving as Chairman of some of the boards in the complex.

+        Elected to the Board effective as of November 16, 2001.

[]       Assumes  the  Participant  elects  to  receive  benefits  in 15  yearly installments  for the  SAMF  and AST  Retirement  plans  and 10  yearly installments for VALIC Company I and VALIC Company II Retirement Plans.

         As permitted by Maryland  law,  there  normally  will be no meetings of
Fund shareholders for the purpose of electing  Directors in any year in which no such  election  is  required  under the 1940 Act.  Under the 1940 Act, an annual meeting to elect  Directors  only is  required  when less than a majority of the
Directors  holding  office have been  elected by  shareholders.  If a meeting is required,  the Directors will call a  shareholders'  meeting for the election of
Directors. If no meeting is required, the Directors will continue to hold office and may appoint successor  Directors.  The shares of the Fund do not provide for cumulative  voting.  As a result,  the  holders  of more than 50% of the  shares voting for the election of  Directors  can elect 100% of the  Directors  and, in this event,  the holders of the remaining  less than 50% of the shares voting on the matter will not be able to elect any Directors.

         Under the Fund's  Articles of  Incorporation,  no person may serve as a
Director if shareholders  holding  seventy-five percent (75%) of shares entitled to vote on the matter have removed him or her from office.

                                       11

DIRECTOR OWNERSHIP OF FUND SHARES

The following table shows the dollar range of shares  beneficially owned by each director.

DISINTERESTED DIRECTORS

-------------------------------------------------------------------------------------------------------------

                                                                               AGGREGATE DOLLAR RANGE OF
                                                                                EQUITY SECURITIES IN ALL
                                                                             REGISTERED INVESTMENT COMPANIES
                                           DOLLAR RANGE OF EQUITY            OVERSEEN BY DIRECTOR IN FAMILY
          NAME OF DIRECTOR                 SECURITIES IN THE FUND(1)           OF INVESTMENT COMPANIES(2)
-------------------------------------------------------------------------------------------------------------
Dr. Judith L. Craven                                 None                                 None
-------------------------------------------------------------------------------------------------------------
William F. Devin                                     None                             $ >100,000
-------------------------------------------------------------------------------------------------------------
Samuel M. Eisenstat                                  None                          $10,001-$50,000
-------------------------------------------------------------------------------------------------------------
Stephen J. Gutman                                    None                             $1-$10,000
-------------------------------------------------------------------------------------------------------------

INTERESTED DIRECTORS

-------------------------------------------------------------------------------------------------------------

                                                                             AGGREGATE DOLLAR RANGE OF
                                                                              EQUITY SECURITIES IN ALL
                                                                           REGISTERED INVESTMENT COMPANIES
                                   DOLLAR RANGE OF EQUITY OF               OVERSEEN BY DIRECTOR IN FAMILY
      NAME OF DIRECTOR             SECURITIES IN THE FUND(1)                   INVESTMENT COMPANIES(2)
-------------------------------------------------------------------------------------------------------------
Peter A. Harbeck                             None                                 $>100,000
-------------------------------------------------------------------------------------------------------------

(1)      Includes  the value of shares  beneficially  owned by each  Director in each Fund as of  December  31,  2003.  Where a Fund is not listed  with respect to a Director, the Director held no shares of the Fund.

(2)      Includes the SunAmerica Mutual Funds (32 funds), Anchor Series Trust (9 portfolios)  and SunAmerica  Senior  Floating Rate Fund, Inc. (1 fund),
         SunAmerica  Series Trust (32  portfolios)  and Seasons Series Trust (19 portfolios).

PRINCIPAL SHAREHOLDERS OF SECURITIES

         To the Fund's knowledge, as of April 5, 2004, no person owned of record five percent or more of any class of the Fund's  outstanding  equity securities.
None of the officers or directors owns any shares of the Fund.

               ADVISORY, ADMINISTRATION AND DISTRIBUTION SERVICES

        SAAMCo is the Fund's  manager  under an investment  advisory  agreement
("Advisory   Agreement").   SAAMCo  is  the   Fund's   administrator   under  an
administration

                                       12

agreement (the "Administration  Agreement").  SAAMCo was organized as a Delaware corporation in 1982. It is an indirect,  wholly owned  subsidiary of SunAmerica,
Inc., which in turn is a wholly owned subsidiary of American International Group
("AIG"). AIG is a holding company which through its subsidiaries is engaged in a broad range of insurance and insurance-related activities and financial services in  the  United  States  and  abroad.  SAAMCo  provides  investment  advice  and management  services to mutual  funds and private  accounts.  As of December 31,
2003,  SAAMCo  managed,  advised  or  administered  assets  of more  than $ 40.7 billion.  SAAMCo is located at Harborside Financial Center, 3200 Plaza 5, Jersey
City, New Jersey 07311-4992.

          Stanfield serves as the Fund's adviser under an investment subadvisory agreement (the "Subadvisory Agreement") between SAAMCo and Stanfield. Stanfield, a New York limited liability company, is an independent,  management  controlled company dedicated to credit-based investment strategies. Stanfield was formed in
February 1998 by a team of investment  professionals with strong high yield bank loans  and high  yield  bond  management  capabilities.  As of March  31,  2004,
Stanfield's  total assets under  management  were  approximately  $14.3 billion.

         The Fund will be  responsible  for all of its costs  and  expenses  not expressly  stated to be  payable  by SAAMCo  under the  Advisory  Agreement  and
Administration Agreement;  Stanfield under the Subadvisory Agreement, or by SACS under its Distribution Agreement.  These costs and expenses may include (without limitation):  expenses of acquiring,  holding and  disposing of  securities  and
other  investments,  including  brokerage  commissions;   shareholder  servicing
expenses;  investment  advisory and  administration  fees;  custody and transfer agency fees and expenses,  including  those incurred for  determining  net asset value and  keeping  accounting  books  and  records;  expenses  of  pricing  and valuation services;  expenses of conducting repurchase offers; fees and expenses of registering under the securities laws, and other governmental fees;  expenses of shareholders' or investors' meetings;  compensation and expenses of Directors not affiliated  with SAAMCo or Stanfield;  interest,  taxes and corporate  fees;
legal  and  accounting  expenses;  printing  and  mailing  expenses;   insurance
premiums; expenses incurred in connection with litigation in which the Fund is a party and any legal  obligation  to indemnify  its officers and  Directors  with respect to  litigation;  membership  dues in investment  company  organizations;
communications   equipment  expenses;  and  any  nonrecurring  or  extraordinary expenses.

         The Advisory  Agreement and Subadvisory  Agreement were approved by the
Board on August 27th-28th,  2003. The Advisory Agreement continues in effect for an  initial  two-year  term,  and  thereafter  from  year to year so long as the continuance  is approved at least  annually (a) by the vote of a majority of the
Fund's Directors who are not "interested  persons" of the Fund or SAAMCo cast in person  at a  meeting  specifically  called  for the  purpose  of voting on such approval  and (b) by the vote of a majority of the Board of  Directors or by the vote of a majority of the outstanding Fund shares.  The Advisory  Agreement will terminate  automatically  in  the  event  of  its  assignment.  The  Subadvisory
Agreement  may be  continued  from  year to year so long as the  continuance  is

                                       13

approved at least annually (a) by the vote of a majority of the Fund's Directors who are not  "interested  persons" of the Fund or Stanfield  cast in person at a meeting specifically called for the purpose of voting on such approval;  and (b)
by the vote of a majority of the Board of Directors or by the vote of a majority of the  outstanding  Fund  shares.  The  Subadvisory  Agreement  will  terminate automatically in the event of its assignment.  The Administration  Agreement was approved by the Directors on August 27th-28th,  2003 for a two-year term and may be  continued  from year to year after so long as the  continuance  is  approved annually  (a) by the vote of a  majority  of the  Fund's  Directors  who are not
"interested  persons"  of the  Fund  or  SAAMCo  cast  in  person  at a  meeting specifically  called for the purpose of voting on such approval;  and (b) by the vote of a majority of the Board of Directors or by the vote of a majority of the outstanding  Fund shares.  Each  agreement may be terminated at any time without penalty on sixty (60) days' notice by the Directors or SAAMCo or  Stanfield,  as applicable,  or by the vote of the majority of the outstanding Fund shares. Each agreement provides that, in the absence of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations or duties to the Fund on the part of SAAMCo or  Stanfield,  SAAMCo or  Stanfield as  applicable,  will not be liable to the Fund for any loss incurred.

         SAAMCo  will  receive  fees  under  the  Advisory   Agreement.   For  a
description  of the  compensation  that the Fund pays SAAMCo  under the Advisory
Agreement,  see the  Fund's  current  Prospectus.  For the  fiscal  years  ended
December  31,  2003,  2002 and 2001,  the Fund paid the  Adviser(5)  $1,091,115,
$1,460,410 and $2,302,991 respectively, under the Advisory Agreement.

         For the fiscal years ended  December 31, 2003,  2002 and 2001, the Fund paid net subadvisory fees of $320,905, $426,759 and $706,568 respectively, under the  Subadvisory  Agreement.  The  Adviser(6)  waived  $0,  $0 and  $204,039  in subadvisory  fees for the fiscal years ended  December 31, 2003,  2002 and 2001, respectively.

         SAAMCo will receive fees under the  Administration  Agreement.  For the fiscal  year  ended  December  31,  2003,  2002  and  2001,  the  Fund  paid the
Administrator(7) $515,003, $687,252 and $1,083,760 respectively.

         The  Board  of  Directors,  including  a  majority  of the  Independent
Directors,  approved the Advisory Agreement subject to the following net expense rations: 1.75% of average daily net assets for Class B and C shares. SAAMCo will waive  fees and

----------------------------
(5)      From January 1, 2001 until  November 18, 2001  American  General  Asset
         Management served as Adviser. From November 19, 2001 until December 31,
         2001 SunAmerica Asset Management Corp. served as Adviser.

(6)      From January 1, 1999 until May 2001 Cypress Tree Investment  Management
         Company, Inc. served as Adviser. From June 2001 until December 31, 2001
         Stanfield Capital Partners LLC served as Adviser.

(7)      From January 1, 2001 until  November 18, 2001,  American  General Asset
         Management  served as  Administrator.  From  November  19,  2001  until
         December 31, 2001 SunAmerica Asset Management served as Administrator.

                                       14

reimburse  expenses  should the Total Annual Fund  Operating  Expenses be higher than the net expense  ratio.  SAAMCo may not  increase  such  ratios,  which are contractually  required  by  agreement  with  the  Board of  Directors,  without approval of the Directors,  including a majority of the  Independent  Directors.
The expense  waivers  and expense  reimbursements  will  continue  indefinitely, subject to termination by the Directors, including a majority of the Independent
Directors.  In  addition,  SAAMCo  and SACS have  voluntarily  agreed to waive a portion  of its  advisory  fee and  distribution  fee or  reimburse  the Fund to prevent the total expenses of the Fund,  excluding  taxes,  portfolio  brokerage commissions,  interest,  certain litigation and  indemnification  expenses,  and extraordinary  expenses,  from  exceeding  1.45% of average daily net assets for
Class A shares and 1.25% of  average  daily net assets for Class D shares of the
Fund.  SAAMCo may, in its  discretion,  terminate  these  voluntary  fee waivers and/or expense  reimbursements  at any time. If the Adviser had not  voluntarily agreed to waive or reimburse these expenses, estimated Fund expenses for Class D shares would be: management fee of 0.85%, interest payments on borrowed funds of
0.00%,  administration  fee of 0.40%,  and other  expenses  of 0.61%;  and total annual  expenses  of 1.86%.  Absent  the  waiver or  reimbursement,  total  Fund operating  expenses  for  Class A shares  would  be:  management  fee of  0.85%;
interest  payment  on  borrowed  funds of  0.00%;  administration  fee of 0.40%;
service fee of 0.25% and other expenses of 0.57%;  and total annual  expenses of
2.07%.

              ANNUAL BOARD APPROVAL OF THE ADVISORY AND SUBADVISORY
                                   AGREEMENTS

         The  Board  of  Directors  of the  Fund,  including  the  Disinterested
Directors, approved the existing Advisory Agreement with SunAmerica with respect to the Fund  for an  additional  period.  In  approving  the  existing  Advisory
Agreement,  the Board,  including the  Disinterested  Directors,  considered the following  factors:  (1) the  reasonableness of the advisory fee in light of the nature and quality of advisory  services  provided and any  additional  benefits received by SunAmerica or its affiliates in connection  with providing  services to the Fund, (2) the Fund's investment  performance  compared to a selected peer group,  and to an appropriate  index or combination of indices,  (3) the nature, quality, cost and extent of administrative and shareholder services performed by
SunAmerica and affiliated  companies,  (4) the Fund's expense ratio, and expense ratios of similar funds, (5) economics of scale, (6) the terms of the agreement, and  (7) the  overall  organization  of  SunAmerica,  as  well  as  SunAmerica's profitability and financial condition.  The Board's analysis of these factors is set forth below.

         THE  REASONABLENESS  OF THE  ADVISORY  FEE IN LIGHT OF THE  NATURE  AND
QUALITY  OF  SUNAMERICA'S  SERVICES  AND ANY  ADDITIONAL  BENEFITS  RECEIVED  BY
SUNAMERICA OR ITS AFFILIATES IN CONNECTION WITH PROVIDING  SERVICES TO THE FUNDS
The Directors  considered the expertise and experience of the portfolio managers and research staff, SunAmerica's investment style and process, and the level and process of  monitoring  the  managers and  advisers  conducted  by  SunAmerica's research teams. The Directors received reports prepared independently by Lipper,
Inc.  ("Lipper") showing comparative fee information of the Fund, peer groups as determined objectively by Lipper, and rankings within the

                                       15

relevant  Lipper  categories,  as well as reports  prepared by SunAmerica and by counsel to the Independent  Directors.  In considering the reasonableness of the advisory fee, the Board reviewed a number of expense comparisons, including: (i)
contractual  management  fees;  (ii)  actual  total  expenses;  and  actual  and allowable  12b-1/non-12b-1  service  fees.  The Board also took into account the nature of the fee arrangements that include breakpoints that will adjust the fee downward as the size of SunAmerica's funds increases.  Based upon this and other information,  the Board determined that the advisory fees paid by the Funds were reasonable based on the average advisory fee for the Funds' Lipper peer groups.

         INVESTMENT  PERFORMANCE As noted above, the Directors  received reports prepared  independently by Lipper showing  performance  information of the Fund, manager and adviser. In considering the Fund's  performance,  the Board reviewed the  Fund's  annualized  total  return  performance  for the  one-,  three-  and five-year period (as  applicable).  Based upon this and other  information,  the
Directors  determined that the Fund's  performance  results were reasonable,  as compared with relevant performance standards,  including the performance results of:  (i) the Fund;  (ii) the  average  of the  performance  group  and  universe
(derived  from data  provided  by Lipper)  and (iii)  other  appropriate  Lipper indexes.

         ADMINISTRATIVE AND OTHER SERVICES The Directors considered  statistical analyses prepared by SunAmerica,  staffing,  and the resources of SunAmerica and its affiliates in executing the services.  The Directors  analyzed the structure
and  duties  of  SunAmerica's  accounting,   operations,  legal  and  compliance
departments  and  concluded  that  they were  adequate  to meet the needs of the
Funds.

         EXPENSE RATIOS The Directors  analyzed the expense  reimbursements  and net expense ratio caps  contractually and voluntarily agreed upon by SunAmerica.
The Board received  comparative analysis of expense ratios of, and advisory fees paid by,  similar  funds.  Based  upon  this and  other  information,  the Board determined  that the fee and expense ratios of the Funds were  reasonable  given the quality of services  expected to be provided and were  comparable to the fee and expense ratios of similar funds.

         ECONOMIES  OF  SCALE  The  Directors  considered  whether  there  is  a potential for realization of economies of scale and concluded that any potential economies of scale are being shared  between  shareholders  and SunAmerica in an appropriate manner.

         TERMS OF THE ADVISORY AGREEMENT The Directors reviewed the terms of the
Advisory  Agreement.  The Agreement  continues in effect for an initial two-year term, and thereafter from year to year, if approved at least annually by vote of a majority  of the  Directors  or by the  holders of a majority  of each  Funds'
outstanding voting securities. Any such continuation also requires approval by a majority of the  Directors  who are not  parties to the  Advisory  Agreement  or
"interested  persons"  of any such party as defined in the 1940 Act by vote cast in person at a meeting  called for such purpose.  The Advisory  Agreement may be terminated  at any time,  without  penalty,  on 60 days'  written  notice by the
Directors, by the holders of a majority of the Fund's outstanding

                                       16

voting  securities  or  by  SunAmerica.  The  Advisory  Agreement  automatically terminates  in the event of its  assignment  (as defined in the 1940 Act and the rules thereunder).

         Under the terms of the Advisory Agreement,  SunAmerica is not liable to a Fund  or its  shareholders  for any act or  omission  by it or for any  losses sustained  by the  Fund or its  shareholders,  except  in the  case  of  willful misfeasance, bad faith, gross negligence or reckless disregard of duty.

         The  Directors  determined  that  the  terms  of  the  Fund's  Advisory
Agreement with SunAmerica were fair and reasonable.

         SUNAMERICA'S  ORGANIZATION AND PROFITABILITY  The Directors  considered
SunAmerica's   historical  relationship  with  the  Funds  and  the  benefit  to shareholders of investing in a Fund that is part of a family of funds offering a variety of types of mutual funds and  shareholder  services.  The Directors also
considered   SunAmerica's  record  of  compliance  with  the  Fund's  objective, strategies and restrictions and its positive  regulatory and compliance history.
The Directors also considered SunAmerica's relationships with its affiliates and the  resources  available to them.  The Board  reviewed  confidential  financial statements  relating to SunAmerica's  profitability and financial  condition and considered  the  reputational  value to  SunAmerica  from serving as  investment adviser and considered how profit margins could affect  SunAmerica's  ability to recruit  and retain  qualified  investment  personnel.  In  addition,  the Board reviewed  the Code of Ethics of  SunAmerica,  and  determined  that it  contains provisions reasonably necessary to prevent fraudulent, deceptive or manipulative acts by personnel in connection  with their personal  transactions in securities held or to be acquired by the Funds.

         CONCLUSION  The  Directors  considered  whether the Fund should  employ alternative  arrangements  which might be in the best interests of shareholders, including  to continue to employ  SunAmerica  but on different  terms.  Based on their  evaluation  of  all  material  factors  and  assisted  by the  advice  of independent  counsel,  the  Directors,  including the  Disinterested  Directors, concluded that the existing  advisory fee structures are fair and reasonable and that the Fund was paying a  competitive  fee for the services  provided and that
SunAmerica was fulfilling its  contractual and fiduciary  duties.  Therefore the
Directors  concluded that the existing  Advisory  Agreement should be continued.
The Disinterested  Directors were advised by separate  independent legal counsel throughout the process.

         The Board of Directors of the Fund,  including all of the Disinterested
Directors, approved the existing Subadvisory Agreements with respect to the Fund with Stanfield Capital Partners LLC  ("Stanfield") for an additional  period. In
approving  the  existing  Subadvisory   Agreement,   the  Board,  including  the
Disinterested  Directors,  considered the following factors:  (1) the nature and quality of the services  provided by Stanfield,  (2) the amount and structure of
SunAmerica  and  Stanfield's  fees  generally  and the fees  payable  under  the
Subadvisory  Agreement,   (3)  comparative  fee  information  of  the  Fund  and
representative  peer groups, (4) the Fund's investment  performance  compared to selected

                                       17

peer groups, and to an appropriate  combination of indices, (5) the terms of the
Agreement, and (6) the management personnel and operations of Stanfield.

         THE NATURE AND QUALITY OF THE STANFIELD'S SERVICES AND RESULTS ACHIEVED
The Directors  considered the expertise and experience of the portfolio managers and research staff, and each firm's  investment style and process.  With respect
to  Stanfield's  expertise,   the  Board  considered  the  fact  that  three  of
Stanfield's Managing Partners structured one of the first independently  managed loan portfolios in 1990 and have one of the longest  institutional track records in the leveraged loan business. The Board also noted that Stanfield's investment team  consisted  of  investment  specialists  averaging  11  years  of  industry experience.  With respect to Stanfield's investment style and process, the Board considered Stanfield's philosophy of investing in the broad credit markets using seasoned,  skilled  research  professionals  coupled  with an  active  portfolio management process that adheres to defined risk controls.

         THE  AMOUNT  AND  STRUCTURE  OF  SUNAMERICA  AND THE  STANFIELD'S  FEES
GENERALLY  AND THE FEES PAYABLE  UNDER THE  SUBADVISORY  AGREEMENT The Directors
considered that the Fund pays a fee to SunAmerica and that, in turn,  SunAmerica rather than the Fund, pays a fee to Stanfield.  Therefore,  the Board considered the amount  retained by SunAmerica and the fee paid to Stanfield with respect to the different services provided by SunAmerica and Stanfield.  In considering the fees  payable  under  the  Subadvisory  Agreement,  the Board  received  reports prepared  by  Lipper  showing  the  actual  subadvisor  fees of the  Fund  and a representative peer group. Based upon this and other information,  the Directors
determined  that  the  subadvisory   fees  were  reasonable  and  comparable  to
subadvisory fee of similar funds.

         PERFORMANCE  INFORMATION OF THE FUND AND REPRESENTATIVE  PEER GROUPS As
noted above, the Directors  received  reports  prepared  independently by Lipper showing  performance  information  of the Fund,  peer  groups as  determined  by
Lipper, and rankings within the relevant Lipper  categories.  In considering the
Fund's  performance,  the Board  reviewed  the Funds'  annualized  total  return performance for the one-,  three- and five-year  period (as  applicable).  Based upon  this and other  information,  the  Directors  determined  that the  Fund's performance  results were  reasonable,  as compared  with  relevant  performance standards,  including the  performance  of the  performance  results of: (i) the
Fund; (ii) the average of the performance  group and universe (derived from data provided by Lipper) and (iii) other appropriate Lipper indexes.

         THE TERMS OF THE  AGREEMENTS  The  Subadvisory  Agreement  continues in effect  for a period  of two  years  from the  date of their  execution,  unless terminated sooner. Thereafter, they may be renewed from year to year, so long as their continuance is specifically  approved at least annually in accordance with the requirements of the 1940 Act. The Subadvisory  Agreement  provides that they will  terminate  in the event of an  assignment  (as defined in the 1940 Act) or upon termination of the Advisory  Agreement.  Under the terms of the Subadvisory
Agreements,  Stanfield is not liable to the Fund, or their shareholders, for any act  or  omission  by it or for  any  losses  sustained  by the  Fund  or  their shareholders,  except  in the case of  willful  misfeasance,  bad  faith,  gross negligence or reckless disregard of obligations or duties. SunAmerica may

                                       18

terminate the Subadvisory Agreement with Stanfield without shareholder approval.
Moreover,  SunAmerica has received an exemptive  order from the SEC that permits
SunAmerica,  subject to certain conditions, to enter into agreements relating to the Fund with advisers to which it is not "affiliated" as defined under the 1940
Act  ("Unaffiliated  Advisers")  approved  by the  Board  of  Directors  without obtaining  shareholder  approval.  The exemptive order also permits  SunAmerica, subject to the approval of the Board but without shareholder approval, to employ new  Unaffiliated  Advisers  for new or  existing  Funds,  change  the  terms of particular  agreements with Unaffiliated  Advisers or continue the employment of existing  Unaffiliated  Advisers  after  events  that would  otherwise  cause an automatic termination of a subadvisory agreement.  Shareholders will be notified of any Adviser  changes.  The Directors  determined that the terms of the Fund's
Subadvisory Agreement were fair and reasonable.

         THE  MANAGEMENT  PERSONNEL  AND  OPERATIONS  OF STANFIELD The Directors
considered   Stanfield's   record  of  compliance  with  the  Fund's  objective,
strategies and  restrictions  and its regulatory  and  compliance  history.  The
Directors  also  considered  the extent of  Stanfield's  relationships  with its affiliates and the resources available to them. In addition,  the Board reviewed the Code of Ethics of  Stanfield  and  determined  that it  contains  provisions reasonably  necessary to prevent  fraudulent,  deceptive or manipulative acts by personnel in connection  with their personal  transactions in securities held or to be acquired by the Fund.

         CONCLUSION  After  requesting  and reviewing  such  information as they deemed  necessary,  the Board concluded that the continuation of the Subadvisory
Agreement  were in the best  interests  of each Fund and its  shareholders.  The
Disinterested  Directors  were  advised by separate  independent  legal  counsel throughout the process.

                             PORTFOLIO TRANSACTIONS

         Stanfield  manages  accounts and  performs  investment  management  for others and may continue to do so in the future,  including for other  investment funds similar in nature to the Fund and for managed  accounts.  Also,  Stanfield and/or its  affiliates  and/or  employees or their  respective  clients or funds under their  management  ("Advisory  Affiliates") may from time to time, have an interest,  recommended or which is purchased,  sold or otherwise  traded for the
Fund.  In addition,  an Advisory  Affiliate  may be a  counterparty  to, or be a participant  in, one or more  derivative  transactions  or  investments in which
Stanfield enters into on behalf of the Fund. As a result, an Advisory  Affiliate may sell or  recommend  the  sale of a  particular  asset  or  other  investment opportunity for certain accounts, including accounts in which it has an interest and it or  others  may buy or  recommend  the  purchase  of such  asset or other investment opportunity for other accounts, including accounts in which it has an interest  and,  accordingly,  transactions  in  particular  accounts  may not be consistent with  transactions in other accounts or with  Stanfield's  investment recommendations.  The making of such  investments  (in an  initial or  follow-on basis) may result in a direct or indirect  benefit to the  Advisory  Affiliates.
For  example,  Stanfield  may  recommend  that the  Fund  sell an Asset or other investment  opportunity,  while not  recommending  such sale for other accounts.
Where  there  is a  limited  supply  of  investments,  Stanfield  will  use  its reasonable efforts to allocate or rotate

                                       19

investment  opportunities,  but Stanfield cannot assure absolute  equality among all accounts and clients.

                  From time to time, the Fund may buy (or sell) investments that are being sold (or bought) for other  managed  accounts.  In addition,  Advisory
Affiliates may invest or have already  invested in securities that are identical to or senior to or have interest different from or adverse to the Fund's assets.
To the extent  permitted by law,  Stanfield is permitted to, but is not required to,  bunch or  aggregate  orders for the Fund's  account  with  orders for other
accounts,   although  the  effect  of  such   aggregation  may  operate  to  the
disadvantage  of the Fund.  Orders not bunched or aggregated  will be entered at the market price prevailing at the time of the transaction.  Accordingly, trades in the same  investment  entered at different  times during the same trading day may experience different pricing.

                  The Advisory  Affiliates may have ongoing  relationships  with
the  obligors  of  the  Fund's  assets  or  the   counterparties  of  derivative
transactions,  may  own  their  debt  or  equity  securities.  Stanfield  or its affiliates may also provide  advisory  services,  for a fee, to companies  whose securities are part of the Fund's portfolio.

                  Stanfield  and its  employees  may not  trade for  clients  or themselves  or recommend  trading in securities of a company while in possession of material,  non-public information ("Information") concerning such company, or disclose  such  Information  to any person  not  entitled  to  receive  it. As a distressed  or  special  situations  investor,  Stanfield  may  have  access  to
Information.  There  may be  certain  cases  where  Stanfield,  due  to  various activities  on  behalf  of itself or its  clients,  including  the Fund,  may be restricted from effecting purchases and/or sales of assets on behalf of clients, including the Fund, resulting in limited liquidity for assets. This might be the case, for example, where Stanfield acquires confidential or material, non-public information  concerning  securities  and obligors.  Stanfield  seeks to minimize those  cases  whenever  possible,  consistent  with  applicable  law  and  their policies, but there can be no assurance that such efforts will be successful and that such  restrictions  will not occur.  At times,  Stanfield,  in an effort to avoid  restriction  for the Fund or its other clients,  may elect not to receive information  that is in the  possession  of or is  otherwise  available to other market participants of the Fund's counterparties.

                  Stanfield  and its  affiliates  may  engage in other  business ventures.  In managing  the  operations  of more than one entity,  conflicts  of interest  may  arise  with  respect  to  allocating  time,  personnel  and other resources.  The decision makers will devote such time to the affairs of the Fund as they, in their sole discretion,  deem necessary,  although Stanfield may have conflicts  in  allocating  its time and  services  among  the Fund and its other clients or investment vehicles.

                  From time to time, Stanfield may direct one client,  including the Fund, to sell investments to another client,  including the Fund, subject to certain guidelines.  If Stanfield engages in such transactions,  it will receive no compensation in connection  therewith and will seek to comply with applicable law.

                                       20

                  Stanfield manages certain investments and assets through other investment vehicles, which may generally be managed together with the Fund. Such investments will be allocated in Stanfield's discretion in a manner deemed to be fair and  equitable  while  seeking  to  construct  well-diversified  and  fully invested  portfolios,  pursuant to a number of factors such as  available  cash, investment guidelines and applicable tax and regulatory considerations. This may result in disparate  performance results across similarly managed accounts. As a result, where a limited investment opportunity would be appropriate for the Fund and also for one or more other accounts managed by Stanfield, Stanfield will use its discretion in allocating  such  opportunities  and may allocate less of such opportunity  to the  Fund  than it would  allocate  if it did not  manage  other accounts. Stanfield has no affirmative obligation to offer any investment to the
Fund or to inform the Fund of any investments  before offering any investment to other accounts under its management.

         Subject to policies  established  by the Board of Directors of the Fund and oversight by SAAMCo, Stanfield is primarily responsible for the execution of the Fund's portfolio  transactions.  In executing such  transactions,  Stanfield seeks to obtain the best results for the Fund,  taking into account such factors as price  (including the applicable fee,  commission or spread),  size of order, difficulty of execution and operational facilities of the firm involved, and the firm's risk in  positioning a block of  securities.  While  Stanfield  generally seeks  reasonably  competitive  fee or  commission  rates,  the  Fund  does  not necessarily pay the lowest commission or spread available.

         The Fund will purchase Loans in  individually  negotiated  transactions with commercial banks, thrifts, insurance companies, finance companies and other financial  institutions.  In  determining  whether to purchase  Loans from these financial  institutions,  Stanfield  may  consider,  among  other  factors,  the
financial  strength,   professional  ability,  level  of  service  and  research
capability of the institution.  While financial  institutions  generally are not required to repurchase  Loans which they have sold, they may act as principal or on an agency basis in connection with the Fund's  disposition of Loans. The Fund has no  obligation  to deal with any bank,  broker  or  dealer in  execution  of transactions in portfolio securities.

         Other  securities in which the Fund may invest are traded  primarily in the  over-the-counter  markets,  and the Fund intends to deal  directly with the
dealers  who  make  markets  in  the  securities   involved,   except  in  those
circumstances where better prices and execution are available  elsewhere.  These dealers  attempt  to  profit  from  transactions  by buying at the bid price and selling  at the  higher  asked  price in the  market  for the  obligations  (the difference  between  the bid and asked price  customarily  is referred to as the
"spread").  The Fund also may purchase  fixed-income  and other  securities from underwriters,  the  cost of  which  may  include  fees  and  concessions  to the underwriters.

         It is not  anticipated  that the Fund  will pay  significant  brokerage commissions.  However,  on occasion it may be necessary or desirable to purchase or sell a security  through a broker on an agency basis,  in which case the Fund will incur a brokerage  commission.  In executing  all  transactions,  Stanfield seeks to obtain the best results for

                                       21

the  Fund.  For the  period  from  the  start  of  business  to the date of this
Statement of Additional Information, the Fund has paid no brokerage commissions.

         Consistent with the interests of the Fund, Stanfield may select brokers to execute the Fund's  portfolio  transactions  on the basis of the research and brokerage  services  they provide to Stanfield  for its use in managing the Fund
and  Stanfield's  other  advisory  accounts.   Such  services  may  include  (a)
furnishing  analyses,  reports and information  concerning issuers,  industries, securities, geographic regions, economic factors and trends, portfolio strategy, and  performance  of accounts;  and (b) effecting  securities  transactions  and performing  functions  incidental  to  those  securities  transactions  (such as clearance and settlement).  Research and brokerage  services  received from such brokers  are in  addition  to, and not in lieu of, the  services  required to be performed by Stanfield  under the  Subadvisory  Agreement.  A commission paid to such brokers may be higher than that which another  qualified  broker would have charged for effecting the same transaction,  provided that Stanfield  determines in good faith that such commission is reasonable in relation to the value of the services,  in  terms  either  of  that  particular  transaction  or the  overall responsibility of Stanfield to the Fund and its other clients.  In reaching this determination,  Stanfield  will not attempt to place a specific  dollar value on the brokerage and research  services  provided,  or to determine what portion of the  compensation  should be  related  to those  services.  The  receipt of this research will not reduce  Stanfield's normal  independent  research  activities.
However,  it enables  Stanfield to avoid the  additional  expenses that could be incurred if Stanfield tried to develop  comparable  information  through its own efforts.

         The Fund will not purchase  securities from its affiliates in principal transactions.

         Stanfield is  authorized  to use research  services  provided by and to place portfolio  transactions with any brokerage firms including those that have provided assistance in the distribution of shares of the Fund.

         Stanfield may allocate  brokerage  transactions to broker-dealers  that have  entered  into  arrangements  with the Fund under  which the  broker-dealer allocates a portion of the  commission  paid by the Fund  toward  payment of the
Fund's  expenses,  such as transfer agent fees or custodian fees.  However,  the
transaction   quality   must  be   comparable   to  those  of  other   qualified
broker-dealers.

         The frequency of portfolio  purchases and sales (known as the "turnover rate") will vary from year to year. It is anticipated  that the Fund's  turnover rate will be between 50% and 100%.  The Fund's  portfolio  turnover  rate is not expected to exceed 100%,  but may vary greatly from year to year and will not be a limiting factor when Stanfield deems portfolio changes  appropriate.  Although the Fund  generally  does  not  intend  to trade  for  short-term  profits,  the securities  held by the Fund  will be sold  whenever  Stanfield  believes  it is appropriate to do so, without regard to the length of time a particular security may have been held.  Higher portfolio  turnover involves  corresponding  greater brokerage  commissions,  where applicable,  and other transaction costs, if any, that the Fund will bear directly.

                                       22

         If purchases or sales of  securities  of the Fund and one or more other investment  companies or clients  supervised by Stanfield  are  considered at or about the same time,  transactions  in these  securities will be allocated among the several investment companies and clients in a manner deemed equitable to all by Stanfield,  taking into account,  among other things, the respective sizes of the funds and the amount of  securities  to be purchased or sold.  In some cases this  procedure  would have a  detrimental  effect on the price or volume of the security so far as the Fund is concerned. In other cases it is possible that the ability to participate in volume  transactions  and to negotiate lower brokerage commissions will be beneficial to the Fund.

                                    CUSTODIAN

         State Street Bank & Trust Company (the  "Custodian")  acts as custodian for the Fund. Its principal  business  address is 225 Franklin  Street,  Boston,
Massachusetts  02110.  In this capacity,  the Custodian  maintains the portfolio securities  held by the Fund,  administers  the  purchase  and sale of portfolio securities and performs  certain other duties.  The custody fees are competitive within the industry.

         SAAMCo, Stanfield and their affiliates and their officers and employees from time to time have transactions with various banks, including the Custodian.
It is the opinion of SAAMCo and Stanfield that the terms and conditions of these transactions  were not and will  not be  influenced  by  existing  or  potential custodial or other relationships between the Fund and these banks.

                      PROXY VOTING POLICIES AND PROCEDURES

         PROXY VOTING RESPONSIBILITY.  The Corporation have adopted policies and procedures  for the voting of proxies  relating  to  portfolio  securities.  The policies and procedures  were drafted  according to  recommendations  by a proxy voting  committee  composed  of senior  management  of the  Corporation  and the
Corporation's  investment  adviser.  The  policies  and  procedures  enable  the
Corporation  to vote proxies in a manner  consistent  with the best interests of the Corporation's shareholders.

         The  Corporation  has  retained a proxy  voting  service,  the Investor
Responsibility  Research  Center (the "IRRC"),  to effect votes on behalf of the
Corporation  according  to the  Corporation's  policies and  procedures,  and to assist the Corporation with recordkeeping of proxy votes.

         Except as  otherwise  described  below  regarding  case-by-case  voting matters  and when  conflicts  of interest  arises,  neither  SunAmerica  nor any subadviser has discretion concerning proxy voting decisions.

         COMPANY MANAGEMENT RECOMMENDATIONS.  When determining whether to invest in the securities of a particular company,  one of the key factors the portfolio manager  considers  is the quality  and depth of the  company's  management.  In holding  portfolio  securities,  the  Corporation  is  seeking to  maximize  the investment value for shareholders,

                                       23

but not necessarily exercise control over the issuers of portfolio securities or otherwise  advance a particular social agenda.  The  Corporation's  policies and procedures therefore provide that the Corporation will generally vote in support of management  recommendations on most corporate  matters.  When a Corporation's portfolio manager is dissatisfied with a company's  management,  the Corporation typically will sell the holding.

         CASE-BY-CASE  VOTING  MATTERS.  The  policies and  procedures  identify certain voting matters that will be decided on a  case-by-case  basis.  In these circumstances, the Corporation may request guidance or a recommendation from the proxy voting committee,  the portfolio manager or other appropriate personnel of
SunAmerica  and/or the  subadviser  of a  Portfolio.  In these  instances,  such person(s)  will  recommend the vote that will  maximize  value for and is in the best interests of the Corporation's shareholders.

         EXAMPLES OF THE CORPORATION'S  POSITIONS ON VOTING MATTERS.  Consistent
with  the  approaches  described  above,  the  following  are  examples  of  the
Corporation's voting positions on specific matters:

     o   Vote with management recommendations on most corporate matters;

     o   Vote with  management  recommendations  on  proposals  to  increase  or decrease authorized common stock;

     o   Vote against the  authorization of preferred stock if the Corporation's board has  unlimited  rights to set the  terms  and  conditions  of the shares;

     o   Vote for a management proposal to decrease  authorized  preferred stock or cancel a class or series of preferred stock;

     o   Vote on a case-by-case basis regarding finance,  merger and acquisition matters;

     o   Vote against most shareholder proposals;

     o   Abstain from voting on social responsibility or environmental  matters, unless  the  fund's  objective  is  directly  related  to the social or environmental matter in question;(8)

     o   Not vote  proxies  for index  funds/portfolios  and  passively  managed funds/portfolios;(9) and

-----------------------------

(8)      In these  circumstances,  the fund will  consider  the effect  that the vote's  outcome  may have on the  issuing  company and the value of its securities  as part of the  fund's  overall  investment  evaluation  of whether  to  retain  or sell the  company's  securities.  The fund will either retain or sell the securities according to the best interests of the fund's shareholders.

(9)      The Board of Directors has determined  that the costs of voting proxies for index and  passively  managed  funds will  generally  outweigh  any benefits  that may be  achieved  by voting  such  proxies  because  the outcome will not directly  affect whether the fund retains a particular security.  That is,

                                       24

     o   May vote in favor of or  against  proposals  relating  to stock  option plans and other management compensation issues depending on the details of the plan.

         CONFLICTS  OF  INTEREST.  Senior  management  of  the  Corporation  and
SunAmerica,  including  members  of the  proxy  voting  committee  and legal and compliance  personnel,  and/or a subadviser,  will resolve conflicts of interest presented by a proxy vote. In practice,  application of the Corporation's  proxy voting  policies and procedures  will in most instances  adequately  address any
possible   conflicts  of  interest,   as  the  policies  and   procedures   were
pre-determined by the proxy voting committee,  and votes are effected  according to the policies and  procedures by the IRRC, an independent  third party.  Also, the proxy voting committee consists of members who are not involved in marketing or other business units that may be likely to present conflicts.

         However, if a situation arises where a vote presents a conflict between the interests of the Corporation's shareholders and the interests of SunAmerica,
the  Corporation's  principal  underwriter,   or  one  of  SunAmerica's  or  the
underwriter's affiliates,  and the conflict is known to the Corporation,  senior management  of the  Corporation  and  SunAmerica,  including  the  proxy  voting committee,  will be  consulted.  Any  Individual  with a known  conflict  may be required by the proxy voting  committee to recuse  himself or herself from being involved in the proxy voting decision.  Senior  management,  including the proxy voting  committee,  will evaluate the situation and ensure that the  Corporation
selects  the  vote  that  is  in  the  best   interests  of  the   Corporation's
shareholders.

         PROXY  VOTING  RECORDS.  The  IRRC  will  maintain  records  of  voting decisions  for each  vote cast on behalf  of the  Corporation.  Pursuant  to SEC requirements,  beginning in August of 2004,  on an annual basis the  Corporation will make  available  on its website its proxy  voting  record for the  one-year period  ending on June 30th.  The proxy voting  record will also be available on the SEC's website at http://www.sec.gov.

                                 TRANSFER AGENT

         State  Street  Bank & Trust  Company  serves as transfer  and  dividend paying agent and as registrar.  Its principal  business  address is 225 Franklin
Street, Boston, Massachusetts 02110.

                       WAIVER OF EARLY WITHDRAWAL CHARGES

         For a discussion of the waiver of Early  Withdrawal  Charges please see
"How to Buy Fund  Shares" in the  prospectus.  Early  Withdrawal  Charges may be waived on redemptions of Class B and Class C shares under certain circumstances.
The  conditions

--------------------------------------------------------------------------------

         the fund will retain or sell a particular  security based on objective, rather than subjective,  criteria. For example, in the case of an index fund, the fund will make a  determination  to retain or sell a security based on whether the index retains or deletes the security.

                                       25

set forth below are applicable with respect to the following situations with the proper documentation:

         (a)      DEATH.  Early Withdrawal  Charges may be waived on repurchases
                  within  one  year   following   the  death  (i)  of  the  sole
                  shareholders on an individual account,  (ii) of a joint tenant where the surviving  joint tenant is the deceased  spouse,  or other custodial account. The Early Withdrawal Charge waiver is also  applicable  in the case  where  shareholder  account  is registered as community  property.  If, upon the occurrence of one estate,  the Early Withdrawal Charge will be waived on any redemption from the estate account  occurring  within one year of the  death.  If the  Class  B or  Class  C  shares  are not redeemed within one year of the death,  they will remain Class
                  B or Class C shares,  as  applicable,  and be  subject  to the applicable Early Withdrawal Charges, when redeemed.

         (b)      DISABILITY.   Early  Withdrawal   Charges  may  be  waived  on
                  redemptions   occurring   within   one  year  after  the  sole
                  shareholder  on an  individual  account or a joint tenant on a spousal joint tenant account  becomes  disabled (as defined in
                  Section  72(m)(7) of the  Internal  Revenue  Code of 1986,  as
                  amended (the "Code").  To be eligible for such waiver, (i) the disability  must arise  after the  purchase of shares and (ii)
                  the  disabled  shareholder  must have been under age 65 at the time  of  the  initial  determination  of  disability.  If the account  is  transferred  to a new  registration  and  then  a redemption  is  requested,  the  applicable  Early  Withdrawal
                  Charges will charged.

                             LIQUIDITY REQUIREMENTS

         From the time that the Fund sends a Notification to shareholders  until the Pricing Date, the Fund will maintain a percentage of the Fund's assets equal to at least 100 percent of the  Repurchase  Offer  Amount  either in: (a) assets that  can be  sold  or  disposed  of in  the  ordinary  course  of  business  at approximately  the price at which the Fund has  valued the  investment  within a period equal to the period between the Repurchase  Date and the next  Repurchase
Request  Deadline;  or (b) assets  that  mature by the next  Repurchase  Payment
Deadline.

         In  the  event  that  the  Fund's   assets  fail  to  comply  with  the
requirements in the preceding paragraph,  the Board shall cause the Fund to take such action as the Board deems appropriate to ensure compliance.

         In  supervising  the Fund's  operations  and the  actions of SAAMCo and
Stanfield, the Board has adopted written procedures (the "Liquidity Procedures")
reasonably  designed,  taking into account  current  market  conditions  and the
Fund's investment  objective,  to ensure that the Fund's assets are sufficiently liquid so that the Fund can

                                       26

comply  with the  Repurchase  Offer  Fundamental  Policy and with the  liquidity requirements described above.

         From time to time, the Board reviews the Fund's  portfolio  composition and makes and approves  such changes to the  liquidity  Procedures  as the Board deems necessary.

                                      TAXES

         Set forth below is a  discussion  of certain  U.S.  federal  income tax issues concerning the Fund and the purchase,  ownership, and disposition of Fund shares.  This  discussion  does not  purport to be  complete or to deal with all aspects of federal income taxation that may be relevant to shareholders in light of  their  particular  circumstances.  This  discussion  is based  upon  present provisions of the Code, the regulations promulgated or proposed thereunder,  and judicial  and  administrative  ruling  authorities,  all of which are subject to change,  which change may be retroactive.  Prospective  investors should consult their own tax  advisers  with  regard to the  federal  tax  consequences  of the purchase,  ownership,  or  disposition  of  Fund  shares,  as  well  as the  tax consequences  arising  under the laws of any state,  foreign  country,  or other taxing jurisdiction.

         For a discussion of federal tax issues  affecting  shareholders  of the
Fund please see "Taxes" in the Prospectus.

         The Fund  intends to qualify  for the special  tax  treatment  afforded regulated  investment  companies  ("RICs")  under  Subchapter M of the Code.  To quality for that  treatment,  the Fund must distribute to its  shareholders  for each  taxable  year  at  least  90% of its  investment  company  taxable  income
(consisting  generally  of net  ordinary  investment  income and net  short-term capital  gain)  and must  meet  several  additional  requirements.  Among  these requirements  are the  following:  (a) the Fund must  derive at least 90% of its gross income each taxable year from dividends,  interest,  payments with respect to  certain  securities  loans,  gains  from the sale or  other  disposition  of securities,  and certain other related  income;  and (b) the Fund must diversify its investments so that at the close of each quarter of its taxable year, (i) at least 50% of the  value of its total  assets  are  represented  by cash and cash items,  U.S.  Government  securities,  securities of other regulated  investment companies and other securities  limited in respect of any one issuer to not more than 5% of the value of the  Fund's  total  assets and not more than 10% of that issuer's voting securities, and (ii) not more than 25% of the value of its total assets may be invested in securities (other than U.S. Government  securities and securities of other regulated investment companies) of any one issuer, or of two or more  issuers  controlled  by the Fund and  engaged  in the same,  similar or related trades or businesses.

         Provided that the Fund satisfies the above requirements, it will not be subject to federal  income tax on that part of its  investment  company  taxable income and the excess of net long-term capital gain over net short-term  capital loss that it distributes to shareholders.

                                       27

         The Fund will be subject to a  nondeductible  4% federal  excise tax to the extent that it does not timely  distribute  during each calendar year 98% of its ordinary income, determined on a calendar year basis, and 98% of its capital gain net income,  determined,  in general,  as if the one-year  period ending on
October 31st were the Fund's taxable year,  plus certain  undistributed  amounts from  previous  years.  The Fund will be  subject  to the excise tax only on the amount by which it does not meet the  foregoing  distribution  requirements.  To avoid  application  of the excise tax, the Fund intends to distribute its income in accordance with the calendar year requirements.

         A  distribution  will be treated as paid on  December  31 of a calendar year if it is declared by the Fund in October, November or December of that year with a record  date in such a month and paid by the Fund  during  January of the following  year.  Such a  distribution  will be taxable to  shareholders  in the calendar year in which the  distribution  is declared,  rather than the calendar year in which it is received.

DISTRIBUTIONS

         Distributions  of investment  company  taxable  income are taxable to a
U.S.  shareholder as ordinary income,  whether paid in cash or shares. It is not expected  that  dividends  paid by the Fund to a corporate  shareholder  will be eligible for the dividends received deduction.

         The excess of net long-term  capital gains over net short-term  capital losses realized,  distributed and properly  designated by the Fund, whether paid in cash or reinvested in Fund shares,  will generally be taxable to shareholders as long-term  capital gain,  regardless of how long a shareholder  had held Fund shares. Distributions of net capital gains from assets held for one year or less will be taxed as ordinary income.

         Shareholders  will be  notified  annually  as to the U.S.  federal  tax status of distributions, and shareholders receiving distributions in the form of newly  issued  shares  will  receive a report  as to the net asset  value of the shares received.

         If the net asset value of shares is reduced below a shareholder's  cost as a result of a distribution by the Fund, such  distribution  generally will be taxable even though it represents a return of invested capital. Investors should be careful to consider the tax  implications  of buying  shares of the Fund just prior to a distribution. The price of shares purchased at this time will include the amount of the forthcoming distribution,  but the distribution will generally be taxable to the shareholder.

DISPOSITIONS

         A holder of Fund shares who,  pursuant to a Repurchase  Offer,  tenders all of his or her Fund  shares  (and is not  considered  to own any  other  Fund shares  pursuant  to  attribution  rules  contained  in the Code) may  realize a taxable gain or loss depending upon the shareholder's  basis in the shares. Such gain or loss  realized  on the  disposition  of shares  (whether  pursuant  to a
Repurchase  Offer or in connection  with a sale or other

                                       28

taxable  disposition of shares in a secondary  market) generally will be treated as  long-term  capital  gain or loss if the  shares  have been held as a capital asset for more than one year and as short-term capital gain or loss if held as a capital  asset for one year or less.  If Fund  shares  are sold at a loss  after
being   held  for  six   months   or  less,   the  loss  will  be   treated   as
long-term--instead  of short-term capital loss to the extent of any capital gain distributions received on those shares. All or a portion of any loss realized on a sale or exchange of shares of the Fund will be disallowed  if the  shareholder acquires  other Fund shares within 30 days before or after the  disposition.  In such a case,  the basis of the shares  acquired  will be adjusted to reflect the disallowed loss.

         Different tax  consequences may apply to tendering  shareholders  other than  fully-tendering  shareholders  described in the previous  paragraph and to non-tendering  shareholders in connection with a Repurchase  Offer. For example, if a shareholder  tenders fewer than all shares owned by or attributed to him or her, the proceeds received could be treated as a taxable  dividend,  a return of capital, or capital gain depending on the portion of shares tendered, the Fund's earnings  and  profits,  and the  shareholder's  basis in the  tendered  shares.
Moreover,  when a shareholder  tenders fewer than all shares owned pursuant to a
Repurchase  Offer,  there  is a  risk  that  non-tendering  shareholders  may be considered  to have  received a deemed  distribution  that is taxable to them in whole or in part.  Shareholders  should to consult their tax advisors  regarding these issues.

         If, within 90 days after  purchasing Fund shares with a sales charge, a shareholder  exchanges  the shares  and  acquires  new  shares at a reduced  (or without any) sales charge pursuant to a right acquired with the original shares, then the  shareholder  may not take the  original  sales  charge into account in determining  the  shareholder's  gain or loss on the  disposition of the shares.
Gain or loss will  generally be  determined by excluding all or a portion of the sales charge from the shareholder's  tax basis in the exchanged shares,  and the amount excluded will be treated as an amount paid for the new shares.

         Not later than 60 days after the close of the calendar  year,  the Fund will provide its shareholders  with a written notice  designating the amounts of any ordinary  income  dividends or capital  gain  dividends.  If the Fund pays a dividend in January  that was  declared  in the  previous  October,  November or
December to  shareholders  of record on a specified date in one of those months, then such  dividend  will be treated for tax  purposes as being paid by the Fund and received by its shareholders on December 31 of the earlier year in which the dividend was declared.

BACKUP WITHHOLDING

         The Fund generally will be required to withhold federal income tax at a
rate  of  30%  ("backup   withholding")   from  dividends  paid,   capital  gain
distributions,  and redemption  proceeds to  shareholders if (1) the shareholder fails to furnish the Fund with the shareholder's correct taxpayer identification number or social  security  number,  (2) the IRS notifies the shareholder or the
Fund that the  shareholder has failed to report  properly  certain  interest and dividend income to the IRS and to respond to notices to that effect, or (3) when required  to do so,  the  shareholder  fails  to  certify  that he or she is not subject to

                                       29

backup   withholding.   Any  amounts   withheld  may  be  credited  against  the
shareholder's federal income tax liability.

OTHER TAXATION

         Distributions  may be subject to  additional  state,  local and foreign
taxes,   depending  on  each  shareholder's   particular   situation.   Non-U.S.
shareholders  may be subject to U.S.  tax rules that differ  significantly  from those summarized above,  including the likelihood that ordinary income dividends to them would be subject to withholding of U.S. tax at a rate of 30% (or a lower treaty rate, if applicable).

FUND INVESTMENTS

         Market Discount. If the Fund purchases a debt security at a price lower than the stated redemption price of such debt security, the excess of the stated
redemption price over the purchase price is "market discount".  If the amount of market  discount  is more than a de minimis  amount,  a portion  of such  market discount  must be included as ordinary  income (not capital gain) by the Fund in each taxable  year in which the Fund owns an interest in such debt  security and receives  a partial  principal  payment on it. In  particular,  the Fund will be required to allocate that partial  principal payment first to the portion of the market  discount on the debt  security  that has accrued but has not  previously been includable in income.  In general,  the amount of market discount that must be  included  for each period is equal to the lesser of (i) the amount of market discount accruing during such period (plus any accrued market discount for prior periods  not  previously  taken into  account) or (ii) the amount of the partial principal  payment  with  respect to such  period.  Generally,  market  discount accrues on a daily basis for each day the debt security is held by the Fund at a constant rate over the time remaining to the debt security's maturity or, at the election of the Fund, at a constant  yield to maturity  which takes into account the  semi-annual  compounding  of  interest.  Gain  realized on the  disposition
(including the retirement) of a market discount obligation must be recognized as ordinary interest income (not capital gain) to the extent of the "accrued market discount".

         Original Issue Discount.  Certain debt securities  acquired by the Fund may be treated as debt  securities  that were  originally  issued at a discount.
Very generally, original issue discount is defined as the difference between the price  at  which a  security  was  issued  and its  stated  redemption  price at maturity.  Although  no cash  income on account  of such  discount  is  actually received by the Fund, original issue discount that accrues on a debt security in a given year  generally  is treated for federal  income tax purposes as interest and,  therefore,  such income would be subject to the distribution  requirements applicable  to  regulated  investment  companies.  Some debt  securities  may be purchased by the Fund at a discount that exceeds the original  issue discount on such  debt  securities,  if any.  This  additional  discount  represents  market discount for federal income tax purposes (see above).

                                       30

         Constructive Sales. Under certain circumstances, the Fund may recognize gain from a constructive sale of an "appreciated financial position" it holds if it  enters  into a short  sale,  forward  contract  or  other  transaction  that substantially reduces the risk of loss with respect to the appreciated position.
In that  event,  the Fund  would be  treated  as if it had sold and  immediately repurchased  the position  and would be taxed on any gain from the  constructive sale.  The  character  of gain from a  constructive  sale would  depend upon the
Fund's  holding  period in the position.  Constructive  sale  treatment does not apply to  transactions  closed before the end of the 30th day after the close of the taxable year, if certain conditions are met.

         Section  988  Gains  or  Losses.   Gains  or  losses   attributable  to
fluctuations  in exchange  rates which occur  between the time the Fund  accrues income or other receivables or accrues expenses or other liabilities denominated in a foreign  currency and the time the Fund actually  collects such receivables or pays such  liabilities  generally  are  treated as  ordinary  income or loss.
Similarly,  on disposition of some  investments,  including debt  securities and certain forward  contracts  denominated in a foreign  currency,  gains or losses attributable to fluctuations  in the value of the foreign  currency  between the acquisition  and disposition of the position also are treated as ordinary income or loss.  These  gains and losses,  referred to under the Code as "section  988"
gains or losses,  increase  or  decrease  the  amount of the  Fund's  investment company  taxable  income  available to be  distributed  to its  shareholders  as ordinary income.  If section 988 losses exceed other investment  company taxable income  during a taxable  year,  the Fund would not be able to make any ordinary dividend distributions, or distributions made before the losses were realized as an  ordinary  dividend,  reducing  each  shareholder's  basis in his or her Fund shares.

SWAPS

         The federal  income tax rules  governing  the taxation of interest rate swaps are not entirely clear and may require the Fund to treat payments received under such swaps as  ordinary  income and to  amortize  payments  under  certain circumstances.  The Fund will  limit  its  activity  in this  regard in order to enable it to maintain its qualification as a RIC.

FOREIGN WITHHOLDING TAXES

         The Fund may be  subject  to foreign  withholding  or other  taxes with respect to income on certain loans to foreign Borrowers. Tax conventions between certain  countries and the United  States may reduce or eliminate  these foreign taxes.  However,  to the extent that foreign taxes are imposed,  the taxes would reduce  the yield on the  Loans.  Because  not more than 50% of the value of the
Fund's  total  assets at the close of any taxable  year will consist of Loans to foreign borrowers, the Fund will not be eligible to pass through to shareholders their  proportionate  share of foreign  taxes paid by the Fund,  with the result that  shareholders  will not be  entitled  to take any  foreign  tax  credits or deductions  for  foreign  taxed paid by the Fund.  However,  the Fund may deduct foreign taxes in calculating its distributable income.

                                       31

                             PERFORMANCE INFORMATION

         The Fund's  current yield for the  one-month  period ending on December
31,  2003 was 3.13% for Class B shares,  3.14% for Class C shares  and 3.63% for
Class D shares.  The Fund's  effective  yield for the same  period was 3.18% for
Class B shares 3.18% for Class C shares and 3.69% for Class D shares.

         The total  investment  return for the year ending December 31, 2003 was
7.83% for  Class B shares,  9.80%  for  Class C shares  and  11.16%  for Class D shares. On December 31, 2003, the net asset value of one Class B, C and D shares was $ 9.33.

         The calculation for yields and total  investment  return do not reflect the imposition of any early withdrawal charges.

         The  Fund  may  advertise  total  return  either  on  a  cumulative  or annualized basis.

         The  Fund  may  provide  information  about  SAAMCo,  Stanfield,  their affiliates and other related funds in sales material or advertisements  provided to investors or prospective investors. Sales material or advertisements also may provide  information on the use of investment  professionals  by investors.  For further information, see "Performance Information" in the Fund's Prospectus.

         Past performance is not indicative of future results. Investment return and principal value will fluctuate.  When redeemed,  shares may be worth more or less than their original cost.

                                 INDEMNIFICATION

         Under the Fund's By-Laws, each officer and director of the Fund will be indemnified by the Fund to the full extent  permitted  under the General Laws of the State of  Maryland,  except  that such  indemnity  will not protect any such person  against any  liability to the Fund or any  stockholder  thereof to which such person  would  otherwise be subject by reason of willful  misfeasance,  bad faith,  gross  negligence  or reckless  disregard of the duties  involved in the conduct of his office.  Absent a court determination that an officer or director seeking  indemnification  was not  liable on the  merits  or  guilty of  willful misfeasance,  bad faith,  gross  negligence or reckless  disregard of the duties involved  in the conduct of his office,  the  decision by the Fund to  indemnify such person must be based upon the reasonable determination of independent legal counsel or the vote of a majority of a quorum of the  directors  who are neither
"interested  persons,"  as  defined in  Section  2(a) (19) of the 1940 Act,  nor parties to the proceeding ("non-party independent  directors"),  after review of the facts,  that such officer or director is not guilty of willful  misfeasance, bad faith,  gross negligence or reckless disregard of the duties involved in the conduct of his office.

         The termination of any action,  suit or proceeding by judgment,  order, settlement,  conviction, or on a plea of nolo contendere or its equivalent, will not, of itself,  create a

                                       32

presumption   that  any   liability  or  expense  arose  by  reason  of  willful
misfeasance,  bad faith, gross negligence or reckless disregard of the duties of the director's or officer's office.

         Each officer and director of the Fund claiming  indemnification will be entitled  to  advances  from the Fund for  payment  of the  reasonable  expenses incurred by him or her in connection  with  proceedings  to which he or she is a party in the manner and to the full extent  permitted  under the General Laws of
the  State  of   Maryland;   provided,   however,   that  the   person   seeking
indemnification  by the Fund will provide to the Fund a written  affirmation  of his or her good  faith  belief  that  the  standard  of  conduct  necessary  for indemnification by the Fund has been met and a written  undertaking to repay any such advance, if it should ultimately be determined that the standard of conduct has not been  met,  and  provided  further  that at least  one of the  following additional  conditions  is met:  (a) the  person  seeking  indemnification  will provide a  security  in form and  amount  acceptable  to the Fund for his or her undertaking;  (b) the Fund is insured  against  losses  arising by reason of the advance;  (c) a majority  of a quorum of  non-party  independent  directors,  or independent  legal  counsel in a written  opinion,  will  determine,  based on a review  of facts  readily  available  to the Fund at the  time  the  advance  is proposed  to be made,  that there is reason to believe  that the person  seeking indemnification will ultimately be found to be entitled to indemnification.

         The Fund may  indemnify,  make  advances or purchase  insurance  to the extent  provided  in its By-Laws on behalf of an employee or agent who is not an officer or director of the Fund.

         The indemnification  provided by the Fund's By-Laws is not exclusive of any rights to which those seeking indemnification may be entitled under any law, agreement,  vote of  shareholders,  or  otherwise.  The  Fund's  By-Laws  do not authorize  indemnification  inconsistent with the 1940 Act or the Securities Act of 1933. Any indemnification  provided by the Fund's By-Laws will continue as to a person who has ceased to be a director,  officer, or employee,  and will inure to the  benefit  of  that  person's  heirs,  executors  and  administrators.  In addition, no amendment, modification or repeal of the indemnification provisions of the By-Laws will  adversely  affect any right or  protection of an indemnitee that exists at the time of the amendment, modification or repeal.

                INDEPENDENT ACCOUNTANTS AND FINANCIAL STATEMENTS

         PricewaterhouseCoopers  LLP serves as the  Independent  Accountants for the Fund. The  Independent  Accountants  address is 1177 Avenue of the Americas,
New York, New York 10036. For periods ending prior to January 1, 2001,  Deloitte
& Touche LLP, 200 Berkley Street,  Boston,  Massachusetts,  02116, served as the independent accountants.

         The Fund's  audited  financial  statements  for the  fiscal  year ended
December 31, 2003,  including the independent  accountants report, are set forth in the December 31,

                                       33

2003  Annual  Report and are  incorporated  herein by  reference.  Copies of the
Fund's Semi-Annual and Annual Reports are available without charge by contacting the Fund's  Distributor,  AIG  SunAmerica  Capital  Services,  Inc.,  Harborside
Financial Center, 3200 Plaza 5, Jersey City, New Jersey 07311-4992.

                                OTHER INFORMATION

         The Fund's  Prospectus  and Statement of Additional  Information do not
contain all of the information set forth in the Registration  Statement that the
Fund has  filed  with the  Securities  and  Exchange  Commission.  The  complete
Registration  Statement  may  be  obtained  from  the  Securities  and  Exchange
Commission upon payment of the fee prescribed by its rules and regulations.  The complete  Registration  Statement also is available on the Commission's  website
(http:\\www.sec.gov).

                                       34

                       APPENDIX A - DESCRIPTION OF RATINGS

MOODY'S LONG-TERM DEBT RATINGS

         Aaa Bonds  which are  rated Aaa are  judged to be of the best  quality.
They carry the smallest degree of investment risk and are generally  referred to as  "gilt  edged."  Interest  payments  are  protected  by  a  large  or  by  an
exceptionally   stable  margin  and  principal  is  secure.  While  the  various protective  elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues.

         Aa Bonds  which are rated Aa are  judged to be of high  quality  by all standards. Together, with an Aaa group they comprise what are generally known as high-grade  bonds.  They are rated lower than the best bonds because  margins of protection may not be as large as in Aaa securities or fluctuation of protective elements  may be of greater  amplitude  or there may be other  elements  present which make the long-term risk appear somewhat larger than the Aaa securities.

         A Bonds which are rated A possess many favorable investment  attributes and are to be  considered as upper-  medium-grade  obligations.  Factors  giving security to principal and interest are considered adequate,  but elements may be present which suggest a susceptibility to impairment some time in the future.

         Baa  Bonds  which  are  rated  Baa  are   considered  as   medium-grade
obligations  (i.e.,  they are  neither  highly  protected  nor poorly  secured).
Interest  payments and principal  security  appear  adequate for the present but certain  protective  elements  may  be  lacking  or  may  be  characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.

         Ba Bonds  which are rated Ba are judged to have  speculative  elements;
their future  cannot be  considered  as well  assured.  Often the  protection of interest  and  principal  payments  may be very  moderate,  and thereby not well safeguarded  during  both good and bad times  over the  future.  Uncertainty  of position characterizes bonds in this class.

         B  Bonds  which  are  rated B  generally  lack  characteristics  of the desirable  investment.  Assurance  of  interest  and  principal  payments  or of maintenance  of other terms of the contract  over any long period of time may be small.

         Caa Bonds which are rated Caa are of poor standing.  Such issues may be in default or there may be present  elements of danger with respect to principal
or  interest.   Bonds  which  are  rated  Ca  represent  obligations  which  are speculative  in a high  degree.  Such  issues are often in default or have other marked shortcomings.

         C Bonds  which are rated C are the  lowest  rated  class of bonds,  and issues so rated can be  regarded  as having  extremely  poor  prospects  of ever attaining any real investment standing.

                                       35

         Moody's applies numerical modifiers,  1, 2 and 3 in each generic rating classification  from Aa through B in its long-term debt ratings.  The modifier 1 indicates  that the  security  ranks in the  higher  end of its  generic  rating category;  the  modifier 2  indicates a mid-range  ranking;  and the  modifier 3 indicates that the issue ranks in the lower end of its generic category.

                                       36

PART C
--------------------------------------------------------------------------------

                                OTHER INFORMATION

ITEM 24. FINANCIAL STATEMENTS AND EXHIBITS

     (1) FINANCIAL STATEMENTS:

         INCLUDED IN PART A:   Financial Highlights

         INCORPORATED BY REFERENCE IN PART B:

                               (i)   Portfolio of Investments, December 31, 2003
                               (ii)  Statement of Assets and Liabilities,
                                     December 31, 2003
                               (iii) Statement of Operation - for the year
                                     ended December 31, 2003
                               (iv)  Statement of Changes in Net Assets - for
                                     the years ended December 31, 2003,
                                     December 31, 2002 and December 31, 2001
                               (v)   Statement of Cash Flows - for the year
                                     ended December 31, 2003
                               (vi)  Notes to Financial Statements

(2) EXHIBITS:

(a)(1)        Articles of Incorporation*
(a)(2)        Articles Supplementary**
(a)(3)        Articles Supplementary********
(a)(4)        Form of Articles Supplementary*******
(b)           By-Laws****
(b)(1)        Form of Amendment to the By-Laws*******
(c)           Not applicable
(d)           Not applicable
(e)           Form of Dividend Reinvestment Plan****
(f)           Not applicable
(g)(1)(a)     Form of Advisory Agreement********
(g)(2)(a)     Form of Sub-Advisory Agreement********
(h)(1)        Form of Distribution Agreement********
(h)(2)        Form of Selling Agreement********
(i)           Not applicable
(j)           Form of Custodian Agreement****
(j)(1)        Form of Amendment to the Custodian Agreement******
(k)           Form of Administration Agreement********
(k)(1)        Form of Agreement and Plan of Reorganization between North
              American Senior Floating Rate Fund, Inc. and CypressTree Senior
              Floating Rate Fund, Inc.*******
(l)           Opinion and Consent of Counsel (filed herewith)

(m)           Not applicable
(n)(1)        Consent of Independent Accountants (filed herewith)
(o)           Not applicable
(p)           Investment Letter*
(q)           Form of Model Retirement Plan*
(r)(1)        Code of Ethics of Stanfield********
(r)(2)        Code of Ethics of AIG SunAmerica Asset Management Corp. (filed herewith)
(s)(1)        Distribution Plan--Class A Shares****
(s)(2)        Distribution Plan--Class B Shares****
(s)(3)        Distribution Plan--Class C Shares****
(s)(4)        Amended and Restated Multi-class Plan*******
(z)(1)        Power of Attorney *********

   *    Filed as an exhibit to Amendment No. 2 to Registration Statement on Form
        N-2  of  Registrant,   filed  August  6,  1998  (File  No.   333-49273),
        incorporated by reference herein.
  **    Filed as an Exhibit to Registration Statement on Form N-2 of Registrant,
        filed  August 4, 1999 (File No.  333-84429),  incorporated  by reference herein.
 ***    Filed as an exhibit to Registration Statement on Form N-2 of Registrant, filed  April 3, 1998 (File No.  333-49273),  incorporated  by  reference herein.
****    Filed as an exhibit to Amendment No. 1 to Registration Statement on Form
        N-2 of Registrant, filed July 20, 1998 (File No. 333-49273), incorporated by reference herein.
*****   Filed as an exhibit to Registration Statement on Form N-2 of Registrant, filed March 17, 2000 (File No.  333-32798),  incorporated  by  reference herein.
******  Filed as an exhibit to Registration Statement on Form N-2 of Registrant, filed January 17, 2001 (File No.  333-53840),  incorporated by reference herein.
******* Filed  as  an  exhibit  to  Registration   Statement  on  Form  N-14  of
        Registrant, filed January 26, 2001, incorporated by reference herein.

********Filed  as  an  exhibit  to Amendment No. 11 to Registration Statement on
        Form  N-2 of  Registrant, filed  April  29, 2002 (File  No.  333-32798), incorporated by reference herein.

********* Filed as an exhibit to Amendment No. 12 to  Registration  Statement on
          Form N-2 of  Registrant,  filed April 29,  2003 (File No.  333-32798), incorporated by reference herein.

ITEM 25. MARKETING ARRANGEMENTS

       Not Applicable.

ITEM 26. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

ITEM 27. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH REGISTRANT

       Not Applicable.

     Not applicable

     Not applicable

ITEM 28. NUMBER OF HOLDERS OF SECURITIES

TITLE OF CLASS                   NUMBER OF RECORD HOLDERS
Class A Common Stock                       0
Class B Common Stock                   1,134
Class C Common Stock                   3,397
Class D Common Stock                     418

ITEM 29. INDEMNIFICATION

     The Registrant's  Articles of Incorporation and By-Laws contain  provisions limiting the liability, and providing for indemnification,  of the Directors and officers  under  certain  circumstances.  Article IX of the Fund's  Articles  of
Incorporation, filed as Exhibit a(1) to this Registration Statement, and Article
VIII of the Fund's By-Laws,  filed as Exhibit b to this Registration  Statement, provide  that the Fund  shall  indemnify  its  present  and past  Directors  and officers,  and may  indemnify  its  employees  and agents to the maximum  extent permitted by applicable law (including  Maryland law and the 1940 Act).  Section
2-418(b) of the Maryland General  Corporation Law ("Maryland  Code") permits the
Fund to  indemnify  its  Directors  unless  it is  established  that  the act or omission  of  the  Director  was  material  to the  matter  giving  rise  to the preceding,  and (a) the act or omission  was  committed  in bad faith or was the result of active and deliberate  dishonesty;  (b) the Director actually received an improper  personal  benefit in money,  property or services or; or (c) in the case of any criminal  proceeding,  the Director had reasonable  cause to believe the act or omission was unlawful. Indemnification may be made against judgments, penalties,  fines,  settlements and reasonable expenses incurred by the Director in connection with a proceeding,  in accordance with the Maryland Code. Pursuant to Section 2-418(j)(1) and Section 2-418(j)(2) of the Maryland Code, the Fund is
permitted to indemnify its officers,  employees and agents to the same extent as its Directors.  The provisions set forth above apply insofar as consistent  with
Section 17(h) of the 1940 Act, which prohibits  indemnification  of any Director or officer of the Fund against any liability to the Fund or its shareholders to which such director or officer  otherwise  would be subject by reason of willful misfeasance,  bad faith,  gross  negligence or reckless  disregard of the duties involved in the conduct of his office.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors,  officers and controlling  persons of the registrant pursuant to the foregoing  provisions,  or otherwise,  the registrant has been advised that in the opinion of the Securities  and Exchange  Commission such  indemnification  is against  public policy as expressed in the Act and is, therefore,  unenforceable. In the event that a claim for indemnification against such liabilities  (other than the payment by the registrant of expenses incurred or paid by a director,  officer or  controlling  person of the registrant in the successful  defense of any  action,  suit or  proceeding)  is  asserted  by such director,  officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been  settled by  controlling  precedent,  submit to a court of  appropriate jurisdiction the question whether such  indemnification  by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 30. BUSINESS AND OTHER CONNECTIONS OF THE INVESTMENT ADVISER

     Refer to the  information  set forth under the captions  "Management of the
Fund" in the Prospectus and "Advisory, Administrative and Distribution Services"
in  the  Statement  of  Additional  Information  constituting  Parts  A  and  B, respectively,  of this  Registration  Statement,  which summary is  incorporated herein by reference. For information as to the business, profession, vocation or employment of a substantial nature of each director or officer of the adviser or subadviser,  reference  is made to the  respective  Form ADV, as amended,  filed under the Investment Advisers Act of 1940.

ITEM 31. LOCATION OF ACCOUNTS AND RECORDS

     All applicable  accounts,  books and documents required to be maintained by the  Registrant by Section 31(a) of the  Investment  Company Act of 1940 and the
Rules  promulgated  thereunder  will be in the  possession  and  custody  of the
Registrant's  custodian,  and  transfer  agent,  with the  exception  of certain corporate  documents and portfolio trading documents which are in the possession and custody of SAAMCo,  Harborside  Financial Center, 3200 Plaza 5, Jersey City,
New Jersey  07311 and  Stanfield,  430 Park  Avenue,  New York,  New York 10022.
Registrant  is  informed  that all  applicable  accounts,  books  and  documents required to be maintained by registered  investment  advisers are in the custody and possession of SAAMCo.

ITEM 32. MANAGEMENT SERVICES

  None.

ITEM 33. UNDERTAKINGS

  The undersigned registrant hereby undertakes:

(1)  (a)  To file,  during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

          (1)  To include any  prospectus  required  by section  10(a)(3) of the
               Securities Act of 1933;

          (2)  To  reflect  in the  prospectus  any  facts or  events  after the effective date of the registration  statement (or the most recent post-effective  amendment thereof) which,  individually or in the aggregate,  represent a fundamental change in the information set forth in the registration statement; and

          (3)  To include any material  information  with respect to the plan of
               distribution   not  previously   disclosed  in  the  registration
               statement  or any  material  change  to such  information  in the registration statement.

     (b)  that, for the purpose of determining any liability under the 1993 Act, each  such  post-effective  amendment  shall  be  deemed  to  be a new registration statement relating to the securities offered therein, and the  offering of those  securities  at that time shall be deemed to be the initial bona fide offering thereof; and

     (c)  to remove from registration by means of a post-effective amendment any of  the  securities  being  registered  which  remain  unsold  at  the termination of the offering.

(2)  To send by first class mail or other means designed to ensure equally

                                   SIGNATURES

     Pursuant to the  requirements of the Securities Act of 1933, as amended and the Investment Company Act of 1940, as amended, the Registrant certifies that it meets all of the requirements for effectiveness of this  Registration  Statement under Rule 486(b) and has duly caused this  Registration  Statement to be signed on its behalf by the  undersigned,  thereunto  duly  authorized,  in the City of
Jersey City and State of New Jersey on the 27th day of April 2004.

                                  SunAmerica Senior Floating Rate Fund, Inc.

                                  By: /s/ Robert M. Zakem*
                                  -------------------------
                                  Robert M. Zakem
                                  President

     Pursuant  to  the   requirements  of  the  Securities  act  of  1933,  this
Registration  Statement  has been signed below by the  following  persons in the capacities and on the dates indicated.

         Signature                                   Title                           Date
         ---------                                   -----                           ----

                                          President                        April 27, 2004
/s/         *                             (Principal Chief Executive
----------------------------              Officer
Robert M. Zakem

/s/         *                             Treasurer (Principal Financial   April 27, 2004
----------------------------              and Accounting Officer
Donna M. Handel

/s/         *                             Director                         April 27, 2004
----------------------------
Samuel M. Eisenstat

/s/         *                             Director                         April 27, 2004
----------------------------
Peter A. Harbeck

/s/         *                             Director                         April 27, 2004
----------------------------
Stephen J. Gutman

/s/         *                             Director                         April 27, 2004
----------------------------
Dr. Judith L. Craven

/s/         *                             Director                         April 27, 2004
----------------------------
William F. Devin

* By /s/ Robert M. Zakem, Attorney-in-Fact
(pursuant to Power of Attorney filed as an
exhibit to Registration Statement on Form N-2
of Registrant filed April 29, 2003).

                                 Exhibit Index

(l)       Opinion and Consent of Counsel

(n)(1)    Consent of Independent Accountants

(r)(2)    Code of Ethics of AIG SunAmerica Asset Management Corp.